FILE NO. 1-3431
REGULATION BW
RULE 3

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

450 Fifth Street, N.W.

Washington, D.C. 20549

REPORT OF

INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT

With respect to one or more proposed issues

of debt securities of the Bank

Filed pursuant to Rule 3 of Regulation BW

Dated: October 11, 2011

The following information is being filed pursuant to Rule 3 of Regulation BW with respect to one or more proposed issues of debt securities of the International Bank for Reconstruction and Development. As authorized by Rule 4 of Regulation BW, certain information is to be provided in the form of an Information Statement, attached as Exhibit A. Certain information specified in Schedule A to Regulation BW is not available at the date of this Report.

Items 1-6. Not yet known. This information will be included in the prospectus for a particular issue.

Item 7.	Exhibit

Exhibit A: Information Statement dated October 4, 2011.

Information Statement

International Bank for Reconstruction

and Development

The International Bank for Reconstruction and Development (IBRD) intends from time to time to issue its notes and bonds with maturities and on terms determined by market conditions at the time of sale. The notes and bonds may be sold to dealers or underwriters, who may resell them, or they may be sold by IBRD directly or through agents.

The specific currency, aggregate principal amount, maturity, interest rate or method for determining such rate, interest payment dates, if any, purchase price to be paid to IBRD, any terms for redemption or other special terms, form and denomination of such notes and bonds, information as to stock exchange listing and the names of the dealers, underwriters or agents in connection with the sale of such notes and bonds being offered at a particular time, as well as any other information that may be required, will be set forth in a prospectus or supplemental information statement.

Except as otherwise indicated, in this Information Statement (1) all amounts are stated in current United States dollars translated as indicated in the Notes to Financial Statements—Note A and (2) all information is given as of June 30, 2011.

AVAILABILITY OF INFORMATION

This Information Statement will be filed with the U.S. Securities and Exchange Commission electronically through the EDGAR system and will be available at the Internet address http://www.sec.gov/edgar.shtml.

Upon request, IBRD will provide additional copies of this Information Statement without charge. Written or telephone requests should be directed to IBRD’s main office at 1818 H Street, N.W., Washington, D.C. 20433, Attention: Capital Markets Department, tel: (202) 477-2880, or to IBRD’s Tokyo office at Fukoku Seimei Building 10F, 2-2-2 Uchisaiwai-cho, Chiyoda-ku, Tokyo 100, Japan, tel: (813) 3597-6650.

The Information Statement is also available on IBRD’s Investor Relations website at http://www.worldbank.org/debtsecurities/. Other documents and information on IBRD’s website are not intended to be incorporated by reference in this Information Statement.

Recipients of this Information Statement should retain it for future reference, since it is intended that each prospectus and any supplemental information statement issued after the date hereof will refer to this Information Statement for a description of IBRD and its financial condition, until a subsequent information statement is filed.

October 4, 2011

SUMMARY INFORMATION

As of June 30, 2011, unless otherwise indicated

The International Bank for Reconstruction and Development (IBRD) is an international organization established in 1945 and owned by its member countries. As a global development cooperative owned by 187 member countries, IBRD’s purpose is to work with its borrowing members so they can achieve equitable and sustainable economic growth in their national economies and find effective solutions to pressing regional and global problems in economic development and environmental sustainability, all with a view to overcoming poverty and improving standards of living. It pursues this goal primarily by providing financing, risk management products, and other financial services, access to experts and a pool of knowledge in development-related disciplines, so that borrowing members can pool, administer and prioritize resources they dedicate to development-related objectives. The five largest of IBRD’s 187 shareholders are the United States (with 16.05% of the total voting power), Japan (9.6%), Germany (4.4%), France (4.21%) and the United Kingdom (4.21%).

The financial strength of IBRD is based on the support it receives from its shareholders and on its array of financial policies and practices. Shareholder support for IBRD is reflected in the capital backing it has received from its members and in the record of its member country borrowers in meeting their debt service obligations to IBRD. To enhance IBRD’s financial capacity following its response to the global economic crisis, on March 16, 2011, three resolutions increasing IBRD’s authorized capital were approved by the Board of Governors. The total increase in authorized capital was $87.6 billion. Under the terms of the resolutions, subscribed capital is expected to increase by $86.2 billion over the next five years, of which $5.1 billion will be paid-in. As of June 30, 2011, $228 million has been paid in. In addition to the resources provided by shareholders, IBRD’s financial policies and practices have led it to build reserves, to diversify its funding sources, to hold a large portfolio of liquid investments and to limit market and credit risk.

IBRD has earned operating profits in every year since 1948 on a reported basis. For the fiscal year ended June 30, 2011, IBRD’s operating income was $1,023 million, representing a net return on average earning assets of 0.64%. On a reported basis, the borrowing and investment portfolios are carried at fair value, while the loan portfolio is carried at amortized cost (except for loans with embedded derivatives which are reported at fair value). Management believes that the fair value financial statements, which include the loan portfolio at fair value, are a better measure of the financial strength of the institution. During FY 2011, fair value net income excluding Board of Governors-Approved Transfers was $2,217 million, representing a net return on average earning assets of 1.39%.

Equity and Borrowings

Equity.    IBRD’s shareholders have subscribed to $193.7 billion of capital, $11.7 billion of which has been paid in and the remainder of which is callable if needed. The callable portion may be called only to meet IBRD’s obligations for borrowings or guarantees; it may not be used for making loans. IBRD’s equity also included $29.7 billion of retained earnings. The equity-to-loans ratio was 28.68% on a reported basis and 29.08% on a fair value basis.

Borrowings.    IBRD diversifies its borrowings by currency, country, source and maturity to provide flexibility and cost-effectiveness in funding. It has borrowed in all of the world’s major capital markets, as well as directly from member governments and central banks. IBRD’s outstanding borrowings of $135.2 billion as of June 30, 2011, before swaps, were denominated in 33 currencies or currency units.

Assets

Loans.    Most of IBRD’s assets are loans outstanding. On a reported basis, loans outstanding totaled $132.5 billion. In accordance with the Articles of Agreement (Articles), all of IBRD’s loans are made to, or guaranteed by, countries that are members of IBRD. IBRD’s Articles also limit the total amount of loans and guarantees IBRD can extend. IBRD loans are made only to countries deemed creditworthy. Although IBRD may make new loans to members with outstanding loans, it is IBRD’s practice not to reschedule interest or principal payments on its loans.

Loans in nonaccrual status totaled 0.4% of IBRD’s loan portfolio and represented loans made to or guaranteed by one country. IBRD’s accumulated loan loss provision was equivalent to 1.2% of its total loans outstanding at June 30, 2011.

Liquid Investments.    IBRD holds a portfolio of liquid investments to help ensure that it can meet its financial commitments and to retain flexibility in timing of its market borrowings. Its liquid investments portfolio totaled $28.4 billion. IBRD’s policy is to hold liquid balances that meet or exceed a specified minimum amount at all times during a fiscal year. The minimum amount is equivalent to the highest consecutive six months of IBRD’s expected debt service obligations plus one-half of net approved loan disbursements, as projected for that year. For FY 2012, the minimum amount has been set at $21 billion.

Risk Management

IBRD seeks to avoid exchange rate risks by matching its liabilities in various currencies with assets in those same currencies and by matching the currency composition of its equity to that of its outstanding loans. IBRD also seeks to limit its interest rate risk in its loans and liquidity portfolio. IBRD has in place an equity duration strategy, which seeks to increase the duration of IBRD’s equity to reduce income volatility and stabilize operating income by taking a greater exposure to long-term interest rates. The strategy has been successful in significantly offsetting the decline in the net interest margin on the loan portfolio.

IBRD uses derivatives, including currency and interest rate swaps, in connection with its operations in order to better manage balance sheet risks. The amounts receivable and payable under outstanding currency and interest rate swaps totaled $144.7 billion and $130.4 billion, respectively. The notional principal amount of outstanding interest rate swaps totaled $198.4 billion. The credit exposures on swaps are controlled through specified credit-rating requirements for counterparties and through netting and collateralization arrangements.

The above information is qualified by the detailed information and financial statements appearing elsewhere in this Information Statement.

Throughout the Information Statement, terms in boldface type are defined in the Glossary of Terms on page 58.

The Information Statement contains forward looking statements which may be identified by such terms as “anticipates”, “believes”, “expects”, “intends” or words of similar meaning. Such statements involve a number of assumptions and estimates that are based on current expectations and that are subject to risks and uncertainties beyond IBRD’s control. Consequently, actual future results could differ materially from those currently anticipated.

1. OVERVIEW OF IBRD’S FINANCIAL RESULTS

Introduction

The International Bank for Reconstruction and Development (IBRD) is an international organization established in 1945 and is owned by its member countries. IBRD’s main goals are promoting sustainable economic development and reducing poverty in its developing member countries. It pursues these goals primarily by providing loans, guarantees and related technical assistance for projects and programs for economic reform. IBRD’s ability to intermediate funds from international capital markets for lending to its developing member countries is an important element in achieving its development goals. IBRD’s financial objective is not to maximize profit, but to earn adequate income to ensure its financial strength and to sustain its development activities. Box 1 presents selected financial data for the last five fiscal years.

The financial strength of IBRD is based on the support it has received from its shareholders and on its financial policies and practices. Shareholder support for IBRD is reflected in the capital subscriptions it has received from its members and in the record of its borrowing members in meeting their debt-service obligations to it. IBRD’s financial policies and practices have led it to build reserves, diversify its funding sources, hold a large portfolio of liquid investments, and limit a variety of risks, including credit, market and liquidity risks.

Basis of Reporting

IBRD prepares its financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) referred to in this document as the “reported basis”. Under the reported basis, all instruments in the investment and borrowing portfolios are carried at fair value with changes in fair value reported in the income statement. However, the loan portfolio is reported at amortized cost (with the exception of loans with embedded derivatives, which are reported at fair value). Management believes that the fair value financial statements, which include the loan portfolio at fair value, are a better measure of the financial strength of the institution.

When making decisions on income allocation and distribution, management monitors the fair value balance sheet, the results from the stress test, and the equity-to-loans and long-term investment asset ratio (equity-to-loans ratio), as indicators of IBRD’s financial health within an overall Strategic Capital Adequacy Framework. (Discussed further in Section 5)

Fair Value Basis Results

Condensed Fair Value Statements of Income

In millions of U.S. dollars

For the fiscal years ended June 30,	2011	2010	Variance
Interest income, net of funding cost
Interest margin on debt funded loans	$556	$433	$123
Equity-funded loans	196	324	(128)
Equity duration extension strategy	1,139	994	145
Investments	112	95	17

Net Interest Income	2,003	1,846	157

Release of provision for losses on loans and other exposures	45	32	13
Other income, net	204	170	34
Net non-interest expense	(1,229)	(1,248)	19

Reported Basis Operating Income	1,023	800	223

Board of Governors-Approved Transfers	(513)	(839)	326
Fair value adjustments on non-trading portfolios, net	420	(1,038)	1,458

Reported Basis Net Income (Loss)	$930	$(1,077)	$2,007

Fair value adjustment on loans, net	(807)	1,562	(2,369)
Changes in accumulated other comprehensive income (loss)	1,581	(1,355)	2,936

Fair Value Net Income (Loss)	$1,704	$(870)	$2,574

Operating Income (Discussed in Section 7)

The primary drivers of IBRD’s reported operating income are interest earned (net of funding cost) on the loan and investment portfolios, equity duration extension strategy, administrative expenses, and the provision for losses on loans and other exposures.

Operating income was higher in FY 2011 by $223 million as compared to FY 2010, primarily due to higher net interest income of $157 million due to an increase in loan volume. Details of the net interest income are discussed below.

Fair Value Net Income (Discussed in Section 6)

The primary drivers of IBRD’s fair value adjustments are the movements of the yield curves, the impact of IBRD’s own credit, and the credit quality of IBRD’s loan portfolio as measured by Credit Default Swap (CDS) spreads.

Fair value net income on a comprehensive basis comprises net income on a reported basis, additional fair value adjustment on the loan portfolio, and changes in accumulated other comprehensive income (AOCI), which are related to currency translation adjustments and the fair value of pensions.

Fair value net income was higher in FY 2011 by $2,574 million primarily due to the positive effect of the changes relating to AOCI of $2,936 million. These changes in AOCI related to positive currency translation adjustments, consistent with the appreciation of the euro against the U.S. dollar, and the fair value adjustment on pensions primarily due to higher asset returns (See Table 15). The impact of the AOCI was partially offset by $911 million due to the fair value adjustment on the borrowing, loan and asset/liability management portfolios, as discussed below.

Interest income, net of funding cost (Discussed in Section 7)

•

The shift by IBRD’s borrowers to variable rate loans over the recent years (89% of loan commitments in FY 2011 carried variable term loans), has reduced IBRD’s income from equity-funded loans, due to the sensitivity to short-term interest rates. In order to reduce this sensitivity, IBRD implemented the equity duration extension strategy in FY 2008. Through this strategy, IBRD increased the duration of its equity from three months to approximately four years. This was achieved by entering into interest rate swaps with a 10-year ladder re-pricing profile. This strategy resulted in an increase in interest income from the swaps (where IBRD is a variable interest rate payer and a fixed interest rate receiver) of $145 million over the prior year, offsetting the $128 million decline in interest income from equity-funded loans (where IBRD is primarily a variable interest rate receiver).

•

IBRD uses derivatives to manage the re-pricing risks between loans and borrowings by converting both the loan and borrowing portfolios to variable interest rates. Although the basis spread from debt funded loans has remained relatively stable, the interest margin on debt funded loans increased by $123 million reflecting an increase in the loan balance.

Effect of Yield Curve (Discussed in Section 6)

See table below on interest rate movements and the corresponding effect on IBRD’s fair value income statement.

•

During FY 2011, the yield curve steepened for all major currencies. This was the primary driver of the positive fair value adjustment on borrowings and the negative fair value adjustment on the loans and equity duration extension derivatives.

•

In contrast, during FY 2010, the downward shift in the yield curves resulted in a negative fair value adjustment on borrowings and a positive fair value adjustment on the loans and equity duration extension derivatives.

Portfolio	General Portfolio Characteristics	Interest Rate Movement	Unrealized Mark-to-Market/Model Gain/Loss on the Fair Value Income Statement
Borrowing Portfolio
Borrowings (excluding derivatives)	IBRD is a fixed interest rate payer	ã / ä	Gain	Loss
Borrowing-related derivatives	IBRD is a variable interest rate payer	ã / ä	Loss	Gain
Overall effect on the borrowing portfolio		ã / ä	Marginal	Marginal
Loan Portfolio
Loans (excluding derivatives)	IBRD is 78% variable interest rate receiver and 22% fixed interest rate receiver	ã / ä	Loss	Gain
Loan-related derivatives (reported with borrowings derivatives)	IBRD is a fixed interest rate payer	ã / ä	Gain	Loss
Overall effect on the loan portfolio		ã / ä	Marginal	Marginal
Asset/Liabilities Management
Equity duration extension derivatives (included in other derivatives)	IBRD is a fixed interest rate receiver	ã / ä	Loss	Gain

Effect of Credit (Discussed in Section 6)

Fair Value Adjustment on the Borrowing Portfolio

•

IBRD’s credit spreads remained largely unchanged for debt outstanding in FY 2011 and therefore had a negligible impact on the fair value adjustment. This is in contrast to FY 2010, where the improvements in IBRD’s credit spreads as a result of improved market conditions, resulted in an estimated negative fair value adjustment of $994 million on IBRD’s borrowings.

Fair Value Adjustment on the Loan Portfolio

•

The tightening of CDS spreads, as a result of improved market conditions during FY 2011, was offset by the credit impact of the loan disbursements which had a negative effect on the fair value adjustment on the loan portfolio. During FY 2010, the positive fair value adjustment on IBRD’s loans was due to the downward shift in the yield curves as well as the tightening of CDS spreads.

Fair Value Basis Balance Sheet

Fair Value Condensed Balance Sheets

In millions of U.S. dollars

As of June 30,	2011	2010	Variance
Investments and due from banks	$35,107	$38,052	$(2,945)
Net loans outstanding	129,447	117,936	11,511
Receivable from derivatives	144,711	121,823	22,888
Other assets	3,583	3,856	(273)

Total Assets	$312,848	$281,667	$31,181

Borrowings	$135,223	$128,563	$6,660
Payable for derivatives	130,429	110,615	19,814
Other liabilities	8,517	6,382	2,135
Equity	38,679	36,107	2,572

Total Liabilities and Equity	$312,848	$281,667	$31,181

Lending Activities (Discussed in Section 2)

IBRD’s principal assets are its loans to borrowing member countries.

•	Since July 1, 2008 (FY 2009), in response to the global financial crisis, IBRD’s commitments totaled $103,845 million.

•

As of June 30, 2011, on a fair value basis, IBRD’s loan portfolio totaled $129,447 million, an increase of $11,511 million over June 30, 2010, primarily due to $7,994 million in net loan disbursements made in FY 2011. Commitments decreased by $17,460 million from FY 2010, when IBRD experienced a record level of loan commitments associated with the global financial crisis. Despite the decrease in commitments in FY 2011, demand for IBRD’s loan products still remains strong and substantially above pre-FY 2008 levels.

Investment Activities (Discussed in Section 3)

IBRD manages its investments in two portfolios: a liquid asset portfolio and a Long-Term Investment Portfolio (LTIP).

•

Liquid asset portfolio:    The objective of this portfolio is to ensure the availability of sufficient cash flows to meet all of IBRD’s financial commitments. Funds awaiting disbursement, as well as minimum liquidity balances, are held in the liquidity portfolio and managed using conservative guidelines. As of June 30, 2011, the liquid asset portfolio was $28,445 million, a decrease of $6,009 million from June 30, 2010. IBRD is gradually returning to lower levels of liquidity in the post-crisis period. In line with this, a significant portion of IBRD’s $7,994 million of net loan disbursements for FY 2011 was funded by available liquidity.

•

LTIP:    The objective of this portfolio is to increase IBRD’s income over the long-term by investing part of its equity in a diversified portfolio of risk assets, including listed equity securities. As of June 30, 2011, LTIP totaled $1,348 million, an increase of $169 million over June 30, 2010. This increase primarily reflects unrealized mark-to-market gains in FY 2011.

Funding Activities (Discussed in Section 4)

IBRD’s lending and investment activities, as well as general operations, are funded by equity and proceeds from debt issuances.

•

Borrowings:    To raise funds, IBRD issues debt securities in a variety of currencies to both institutional and retail investors. During FY 2011, IBRD raised medium- and long-term debt of $28,790 million in 26 different currencies, a decrease of $5,249 million from FY 2010, reflecting lower loan disbursements in FY 2011, as compared to FY 2010.

•

Equity:    IBRD’s equity is primarily comprised of paid-in capital and retained earnings. On March 16, 2011, three resolutions increasing IBRD’s authorized capital were approved by the Board of Governors. The total increase in authorized capital was $87.6 billion. Under the terms of the resolutions, subscribed capital is expected to increase by $86.2 billion over the next five years, of which $5.1 billion will be paid-in. As of June 30, 2011, $228 million has been paid in.

Risk-Bearing Capacity and Income Allocation

Risk-Bearing Capacity (Discussed in Section 5)

•

IBRD uses its risk-bearing capacity as a key indicator for financial risk management. The Executive Directors monitor IBRD’s risk-bearing capacity based on a variety of metrics, including a framework of stress testing and the equity-to-loans ratio.

•

IBRD’s equity-to-loans ratio decreased during FY 2011 from 29.37% at June 30, 2010 to 28.68% at June 30, 2011. This decrease was primarily due to the increase in the loan portfolio. The ratio, however, remained above the target risk coverage range of 23 to 27 percent.

•

IBRD periodically undertakes currency conversions to align the currency composition of its loan portfolio with that of its equity. As a result, while the appreciation of the euro and Japanese yen against the U.S. dollar during FY 2011 impacted the individual portfolios, there was no material impact on the overall equity-to-loans ratio.

•

One element of equity is usable capital. In an effort to increase usable capital, IBRD continues to work with members to reach agreements on the release of their paid-in capital that is currently restricted as to its usage. Since October 2009, 15 members have agreed to release $0.8 billion, of which $0.6 billion is currently usable.

Income Allocation

It is management’s practice to recommend each year the allocation of net income to augment reserves and support developmental activities.

On August 4, 2011, the Executive Directors approved allocations (outlined in the table below), as well as the addition of $401 million of FY 2011 net income to the General Reserve. In addition, the Executive Directors recommended to IBRD’s Board of Governors, the following transfers from FY 2011 unallocated income: $520 million to the International Development Association (IDA) and $75 million to Surplus.

Income allocation and distribution decisions are based on allocable income. Management makes the following adjustments to reported net income to arrive at allocable income, with the approval of IBRD’s Executive Directors:

•	Board of Governors-Approved Transfers are excluded as they represent distributions from Surplus or prior year’s income.

•	Fair value adjustment on non-trading portfolios is excluded since not all instruments are carried at fair value.

•

Pension adjustment reflects the difference between IBRD’s pension contributions and the accounting expense, as well as investment income earned on the Post-Employment Benefit Plan (PEBP) assets. Management believes the allocation decision should be based on actual cash contributions to the pension plans, as IBRD’s contributions are irrevocable and the assets are held in trust. In addition, management believes that the PEBP investment income should be excluded from the allocation decision, since this income is only available to meet the PEBP liabilities.

•	Temporarily restricted income is excluded as IBRD has no discretion on the use of such funds.

•

LTIP adjustment reflects the difference between the actual portfolio return and the fixed draw amount. Since LTIP is a long-term portfolio, management believes that the draw amount, reflecting the long-term expected average return of the LTIP, should be used.

Income Allocation

In millions of U.S. dollars

	2011	2010
For the year ended June 30,
Reported net (loss) income	$930	$(1,077)
Board of Governors Approved Transfers	513	839
Fair value adjustment on non-trading portfolios, net	(420)	1,038

Reported operating income	1,023	800
Allocations:
Pension reserve	86	32
Restricted retained earnings	(4)	12
LTIP reserve	(109)	(80)

Allocable Net Income	$996	$764

Box 1: Five-Year Summary of Selected Financial Data

As of or for the fiscal years ended June 30

In millions of U.S. dollars, except ratio and return data which are in percentages

Lending (Discussed in Section 2)	2011	2010	2009	2008	2007
Commitments[a]	26,737	44,197	32,911	13,468	12,829
Gross disbursements[b]	21,879	28,855	18,565	10,490	11,055
Net disbursements[b]	7,994	17,230	8,345	(2,129)	(6,193)

Reported Basis
Income statement (Discussed in Section 7)
Operating income[c]	1,023	800	572	2,271	1,659
Board of Governors-Approved Transfers	(513)	(839)	(738)	(740)	(957)
Net income (loss)	930	(1,077)	3,114	1,491	(140)
Balance sheet (Discussed in Section 7)
Total assets	313,871	281,835	276,745	231,736	205,986
Unrestricted cash and investments	30,684	36,513	38,284	23,103	22,258
Net loans outstanding	130,470	118,104	103,657	97,268	95,433
Borrowing portfolio[d]	122,501	119,775	103,568	88,284	87,506
Total equity	39,683	36,261	38,659	39,973	38,181
Performance Ratios (Discussed in Section 5)
Net return on average earning assets
Based on operating income	0.64	0.54	0.45	1.87	1.34
Based on net income (loss)	0.58	(0.73)	2.38	1.23	(0.11)
Return on equity
Based on operating income	2.79	2.21	1.53	5.96	4.64
Based on net income (loss)	2.47	(2.88)	8.01	3.73	(0.37)
Equity-to-Loans ratio[e]	28.68	29.37	34.28	37.62	35.05

Fair Value Basis
Income statement (Discussed in Section 6)
Net income (loss)[f]	1,704	(870)	(225)	1,135	900
Net income (loss) excluding Board of Governors-Approved Transfers	2,217	(31)	513	1,875	1,857
Balance sheet (Discussed in Section 6)
Total assets	312,848	281,667	275,006	232,860	206,697
Unrestricted cash and investments	30,684	36,513	38,284	23,103	22,258
Net loans outstanding	129,447	117,936	101,918	98,392	96,144
Borrowing portfolio[d]	122,482	119,761	103,550	90,828	89,530
Total equity	38,679	36,107	36,938	38,553	36,868
Performance Ratios (Discussed in Section 5)
Net return on average earning assets[g]	1.39	(0.02)	0.40	1.52	1.49
Return on equity[g]	5.94	(0.08)	1.41	4.93	5.21
Equity-to-Loans ratio[e]	29.08	29.97	35.00	36.71	34.47

a.	Commitments include guarantee commitments and guarantee facilities.
b.	Amounts include transactions with the International Finance Corporation (IFC) and capitalized front-end fees.
c.	Operating income is defined as Income before fair value adjustment on non-trading portfolios, net and Board of Governors-Approved Transfers.
d.	Net of derivatives.
e.	As defined in Table 10: Equity used in Equity-to-Loans Ratio.
f.	Fair value net income on a comprehensive basis comprises net income on a reported basis, additional fair value adjustment on the loan portfolio, and changes in AOCI.
g.	Ratios exclude Board of Governors-Approved transfers.

2. LENDING AND OTHER DEVELOPMENT ACTIVITIES

Lending

All of IBRD’s loans are made to, or guaranteed by, countries that are members of IBRD. In addition, IBRD may also make loans to IFC, an affiliated organization, without any guarantee. IBRD does not currently sell its loans, nor does management believe there is a market for loans comparable to those made by IBRD.

From its establishment through June 30, 2011, IBRD’s approved loans, net of cancellations, totaled $486,480 million to 137 borrowing member countries. A summary of cumulative lending is presented in Table 1 below.

Table 1: Lending Status at June 30, 2011 and 2010

In millions of U.S. dollars

	2011	2010
Cumulative approvals[a]	$486,480	$464,923
Cumulative repayments[b]	296,082	282,426
Loans outstanding	132,459	120,103
Undisbursed amounts	64,435	63,574

a.	Net of cumulative cancellations of $70,724 million, as of June 30, 2011 ($65,944 million—June 30, 2010). Cumulative amount excludes guarantees.
b.	Multicurrency pool loan repayments are included at exchange rates in effect on the date of original disbursement. All other amounts are based on U.S. dollar equivalents at the time of repayment by borrowers.

During FY 2011, new loan commitments were $26,737 million (includes guarantees of $400 million), as compared to $44,197 million in FY 2010 (includes guarantees of $243 million), a decrease of $17,460 million. Figure 1 presents the commitments and gross disbursements from FY 2007 to FY 2011. Since FY 2009, IBRD’s commitments have totaled $103,845 million and reflect IBRD’s significant response to the recent global financial crisis. Although, IBRD’s annual commitments have declined from the peak of $44,197 million in FY 2010, IBRD’s commitments remain high and substantially above pre-FY 2008 levels.

Figure 1: Commitments and Gross Disbursements

During the five-year period from FY 2007 to FY 2011, the Latin America and the Caribbean region accounted for the largest share of commitments (See Figure 2).

Figure 2: Commitments by Region

Under IBRD’s Articles of Agreement (the Articles), as applied, the total amount outstanding of loans made by IBRD, including participation in loans and callable guarantees, may not exceed the statutory lending limit. At June 30, 2011, outstanding loans and callable guarantees totaled $132,459 million, equal to 60% of the statutory lending limit of $220,201 million.

Lending Cycle

The process of identifying and appraising a project, and approving and disbursing a loan, often extends over several years. However, on numerous occasions, IBRD has shortened the preparation and approval cycle in response to emergency situations (such as natural disasters) and crises (such as food, fuel and global economic crises). IBRD acts prudently and pays due regard to the prospects of repayment on its loans. IBRD’s decisions to make loans are based upon, among other things, studies of a member country’s economic structure, including assessments of its resources and ability to generate sufficient foreign exchange to meet debt-service obligations. With certain exceptions1, each loan must be approved by IBRD’s Executive Directors.

Loan disbursements are subject to the fulfillment of requirements set out in the loan agreement. The loan agreement requires borrowers to: (a) submit documentation establishing, to IBRD’s satisfaction, that the expenditures financed with the proceeds of loans are made in conformity with the applicable lending agreements and (b) maximize competition in the procurement of goods and services by using, wherever possible, international competitive bidding or, when it is not appropriate, other procedures that ensure maximum economy and efficiency. In addition, under pilot programs approved by the Executive Directors, IBRD considers the use of borrower country procurement, and environmental and social safeguard systems in selected operations where these systems are assessed by IBRD as being equivalent to IBRD’s systems and where the borrower’s policies and procedures, implementation practices, track record, fiduciary and safeguard risks and capacity are considered acceptable to IBRD.

During implementation of IBRD-supported operations, IBRD staff review progress, monitor compliance with IBRD policies and assist in resolving any problems that may arise. The Independent Evaluation Group, an IBRD unit whose director reports to the Executive Directors rather than to the President, evaluates the extent to which operations have met their major objectives.

1	For Adaptable Program Loans (APLs), the Executive Directors approve all first-phase APLs and delegate to Management the approval of subsequent phases subject to agreed procedures. Learning and Innovation Loans are loans of $5 million or less and are approved by Management.

Lending Instruments

IBRD lending generally falls into one of two categories: investment lending or development policy operations (previously referred to as adjustment lending). Investment lending2 is generally used to finance goods, works, and services in support of economic and social development projects and programs in a broad range of sectors. In contrast, development policy operations are generally provided in exchange for commitments by borrowers to implement social, structural, and institutional reforms. The majority of IBRD’s loans are for investment projects or programs. Figure 3 shows the percentage of IBRD loans approved for investment lending and development policy operations over the past five years.

In FY 2011, new IBRD commitments to investment lending and development policy operations were 64% (FY 2010—53%) and 36% (FY 2010—47%), respectively.

Figure 3: IBRD Lending Commitments

Currently Available Loan Products

IBRD does not differentiate between the credit quality of member countries eligible for loans, with all member countries eligible for IBRD lending subject to the same pricing. As of June 30, 2011, 79 member countries are eligible to borrow from IBRD.

As of June 30, 2011, 53% of the loans in IBRD’s loan portfolio carried variable-spread terms and 42% carried fixed-spread terms, as illustrated by Figure 4a.

For IBRD’s outstanding loans as of June 30, 2011, 78% carried variable interest rates and 22% carried fixed interest rates. IBRD uses derivatives to manage the re-pricing risks between loans and borrowings. After considering the effects of these derivatives, virtually the entire loan portfolio carried variable interest rates, as illustrated by Figure 4d.

IBRD Flexible Loans

IBRD Flexible Loans (IFL) allow borrowers to customize the repayment terms (i.e., grace period, repayment period and amortization profile) to meet their debt management or project needs, and also include options to manage the currency and/or interest rate risk over the life of the loan. Final maturity of an IFL can be up to 30 years, provided that its weighted average maturity does not exceed 18 years.

2.	Investment lending loans include enclave loans which are made in exceptional cases to IDA qualifying member countries (who are not also eligible for IBRD financing) for projects generating foreign exchange and projects with appropriate foreign exchange-related credit enhancements. These loans carry the same terms and conditions as IBRD loans. As of June 30, 2011 and June 30, 2010, IBRD’s enclave loans totaled $23 million and $29 million, respectively.

The IFL has the following two basic types of loan terms: variable-spread terms and fixed-spread terms. The spread on IBRD’s IFLs has four components: contractual lending spread, a maturity premium, a market risk premium, and a funding cost margin. The contractual lending spread and maturity premium, which apply to all IFLs, are subject to the Executive Directors’ annual pricing review. For fixed-spread IFLs, the projected funding cost and the market risk premium are reviewed and set by management based on market conditions and are communicated quarterly to the Executive Directors.

For FY 2011, IBRD introduced a new pricing structure for fixed and variable IFLs and also realigned the average maturity terms for IFLs with a fixed spread. IBRD restored the average loan maturity limits for new loans and guarantees from 18 years to the pre-2008 level of 12 years. Borrowing members have the option to extend the average loan maturity on new loans from 12 years to 18 years by paying a maturity premium of 10 to 20 basis points. The maturity premium is a new component of the spread charge over the floating rate index (e.g. LIBOR), and accounts for the cost of the incremental capital needed for the longer maturities. During FY 2011, less than 64% of the new loans approved had average loan maturities greater than 15 years; this was in contrast to over 90% during FY 2010 and FY 2009.

Each type of loan may be denominated in the currency or currencies chosen by the borrower provided that IBRD can efficiently intermediate in that currency. Variable-spread terms have a variable-spread over a floating rate index (e.g. LIBOR) that is adjusted every six months and fixed-spread terms have a fixed-spread over a floating rate index (e.g. LIBOR) that is fixed for the life of the loan.

Table 2 summarizes the currently available loan terms as of June 30, 2011.

Table 2: Currently Available Terms

As of June 30, 2011

Basis points, unless otherwise noted

	IBRD Flexible Loan (IFL)		Special Development
	Fixed-spread Terms	Variable-spread Terms	Policy Loans (SDPL)
Final maturity	30 years	30 years	5 to 10 years
Maximum weighted average maturity	18 years	18 years	7.5 years
Reference market rate	Six-month floating rate index	Six-month floating rate index	Six-month floating rate index
Spread
Contractual lending spread	50	50	200[f]
Maturity premium	0-20[a]	0-20[a]	—
Market risk premium	10-15[b]	—	—
Funding cost margin	Projected funding spread to six-month floating rate index[c]	Actual funding spread to floating rate index of IBRD borrowings in the previous six-month period	—
Charges
Front-end fee[d]	25	25	100
Late service charge on principal payments received after 30 days of due date[e]	50	50	—
	Development Policy Loan Deferred Drawdown Option	Catastrophe Risk Deferred Drawdown Option
Reference market rate	Six-month floating rate index	Six-month floating rate index
Contractual lending spread	IFL variable or fixed-spread in effect at the time of withdrawal
Front-end fee	75	50
Renewal fee	50	25
Pricing for IBRD Partial Risk, Partial Credit, and Policy-Based Guarantees
Front-end fee		25
Guarantee fee		50-70[g]

a.	A maturity premium of nil is charged for loans with an average maturity less than 12 years, 10 basis points is charged for loans with an average maturity greater than 12 years and up to 15 years, and 20 basis points for loans with an average maturity greater than 15 years.
b.	A market risk premium of 10 basis points is charged for loans with an average maturity of up to 15 years, and 15 basis points for loans with an average maturity greater than 15 years.
c.	Projected funding spread to floating rate index (e.g. LIBOR) is based on the average repayment maturity of the loan.
d.	There are no waivers on interest and front-end fee under the current pricing terms.
e.	See Box 2 in Section 5 for treatment of overdue payments.
f.	Minimum of 200 basis points.
g.	A guarantee fee of 50 basis points is charged for guarantees with an average maturity less than 12 years, 60 basis points for guarantees with an average maturity of greater than 12 years and up to 15 years, and 70 basis points for guarantees with an average maturity greater than 15 years.

Loans with a Deferred Drawdown Option

The Development Policy Loan Deferred Drawdown Option (DPL DDO) provides the borrower with the flexibility to rapidly fund its financing requirements, for example, following a shortfall in resources due to adverse economic events such as downturns in economic growth or unfavorable changes in commodity prices or terms of trade. The Catastrophe Risk DDO (Cat DDO) enables the borrower to access an immediate source of funding to respond rapidly in the aftermath of a natural disaster. Under the DPL DDO, the borrower may defer disbursement for up to three years, renewable for an additional three years. The Cat DDO has a revolving feature. The three-year drawdown period may be renewed up to four times, for a total maximum drawdown period of 15 years. See Table 2 for currently available loan terms as of June 30, 2011.

There were two new Cat DDOs committed during FY 2011 totaling $150 million (FY 2010—$nil million). As of June 30, 2011, the amount of DDOs disbursed and outstanding were $2,732 million ($2,050 million—June 30, 2010).

Special Development Policy Loans (SDPL)

SDPLs support structural and social reforms by credit worthy borrowers that are approaching a possible global financial crisis, or are already in a crisis and have extraordinary and urgent external financial needs. Borrowers seeking SDPLs must have a disbursing International Monetary Fund-supported program in place, and be seeking IBRD lending as part of a coordinated international support package.

In FY 2011, IBRD made one new SDPL commitment for $142 million, compared to three SDPLs committed in FY 2010 for $1,840 million.

Local Currency Loan Facility Agreement with IFC

IBRD has a Local Currency Loan Facility Agreement with IFC, which is capped at $300 million, aimed at increasing the usability of local currency paid-in capital. Under this agreement, IBRD lends local currencies of its member countries, funded from paid-in capital, to IFC. These currencies are subsequently used by IFC to finance projects in those member countries. Loan commitments under this facility are subject to the consent of the respective IBRD member countries whose currency is involved. At June 30, 2011, loans outstanding under this facility was $50 million.

IBRD Discontinued Loan Products

IBRD’s discontinued loan products currently consist of eight loan products: (i) Pre-pool Fixed Rate Loans, (ii) Fixed Rate Currency Pool Loans, (iii) B-Loans, (iv) Variable Rate Currency Pool Loans (v) Single Currency Pool loans, (vi) Fixed Rate Single Currency Loans, (vii) Variable-spread Loans, and (viii) Fixed-spread Loans.

Waivers

Waivers applicable to the previously available loan products include a portion of interest on loans, a portion of the commitment charge on undisbursed balances, and a portion of the front-end fee charged on all eligible loans, and are approved annually by the Executive Directors of IBRD. For FY 2011, the approved waiver rates were: interest charges 5 basis points for loans for which the invitation to negotiate was issued prior to July 31, 1998 and 25 basis points on loans issued thereafter but signed prior to the effectiveness of new loan pricing introduced in September 2007; and 50 basis points for commitment charges. For FY 2012, the Executive Directors have approved the same waiver rates as FY 2011 for all eligible borrowers with eligible loans.

Figure 4 presents a breakdown of IBRD’s loan portfolio by loan product, undisbursed balances, currency composition, and interest rate structure. See the Notes to the Financial Statements-Note D-Loans and Other Exposures for more information.

Figure 4 Loan Portfolio

In millions of U.S. dollars

Figure 4a: Loans Outstanding by Loan Product

Figure 4b: Undisbursed Balances by Loan Product

Figure 4c: Loans Outstanding by Currency

Figure 4d: Effect of Derivatives on Interest Rate Structure of the Loan Portfolio—June 30, 2011

a.	Includes IFL variable-spread loans.
b.	Includes IFL fixed-spread loans.
*	Denotes percentage less than 0.5%

Other Development Activities

IBRD offers derivatives, guarantees, and/or grants to its borrowing member countries, as well as affiliated and non-affiliated organizations, to help meet their development needs or to carry out their development mandates. IBRD also provides technical assistance, advisory and other services to support poverty reduction. The section below discusses these products in more detail.

Derivatives

IBRD offers derivative products to its borrowing member countries, as well as affiliated and non-affiliated organizations as part of its financial intermediation services.

Borrowers:    IBRD is able to respond to borrowers’ needs for access to better risk management tools, by offering them derivative instruments; these include currency and interest rate swaps, and interest rate caps and collars. IBRD passes through its market cost of the instrument to the borrower, and charges a transaction fee comparable to the conversion fee charged on the fixed-spread loans. These instruments may be executed either under a master derivatives agreement, which substantially conforms to industry standards, or under individually negotiated transactions.

In addition, IBRD also offers its borrowers products to convert their IBRD loans into their domestic currencies to reduce their foreign currency exposure with respect to projects or programs that do not generate foreign currency revenues. These local currency loans carry fixed-spread terms. The balance of such loans outstanding at June 30, 2011 was $1,794 million ($1,611 million—June 30, 2010).

Affiliated Organizations:    To assist IDA with its asset/liability management strategy, IBRD executed a number of currency forward transactions with IDA. Concurrently, IBRD entered into offsetting transactions with market counterparties. IBRD charges an intermediation fee for these currency forward transactions.

Non-affiliated Organizations:    IBRD and the International Finance Facility for Immunisation (IFFIm), a AAA-rated non-affiliated organization, with whom IBRD has a master derivatives agreement and a treasury management contract, have entered into a number of currency swaps and interest rate swaps. Concurrently, IBRD entered into offsetting swap transactions with market counterparties. IBRD charges an intermediation fee for these interest rate swaps and currency swaps. IBRD has applied all its normal commercial credit risk policies to these transactions.

Further details on derivatives for clients are provided in the Notes to Financial Statements-Note F-Derivative Instruments.

Guarantees

IBRD offers guarantees on loans from private investors for projects in countries eligible to borrow from IBRD. These guarantees can also be offered on securities issued by entities eligible for IBRD loans, and in exceptional cases offered in countries only eligible to borrow from IDA. IBRD applies the same country creditworthiness and project evaluation criteria to guarantees as it applies to loans. Each guarantee requires the counter-guarantee of the member government.

IBRD generally provides the following types of guarantees:

Partial risk guarantees:    These cover private lenders against the risk of a public entity or a government failing to perform its obligations with respect to a private project.

Partial credit guarantees:    These cover private lenders against nonpayment of the loans provided for public investments. Such guarantees allow public sector projects to raise financing, extend maturities and lower spreads.

Policy-based guarantees:    These extend the partial credit guarantee instrument beyond public investment projects to sovereign borrowings from private foreign creditors, in support of agreed structural, institutional, and social policies and reforms.

Enclave guarantees:    These partial risk guarantees are offered in exceptional cases to IDA qualifying member countries (who are not also eligible for IBRD financing) for projects generating foreign exchange and projects with appropriate foreign exchange-related credit enhancements. Fees and charges pertaining to enclave guarantees are higher than those charged for non-enclave guarantees.

Other Instruments:    As discussed in Other Activities below, IBRD has also committed to pay donor shortfalls associated with the Advance Market Commitment (AMC) for Vaccines against Pneumococcal Diseases.

IBRD’s exposure at June 30, 2011 on its guarantees (measured by discounting each guaranteed amount from its first call date) is detailed in Table 3. Table 2 summarizes the guarantee pricing terms. For additional information see the Notes to Financial Statements-Note D-Loans and Other Exposures.

Table 3: Guarantee Exposure

In millions of U.S. dollars

	At June 30,
	2011	2010
Partial risk[a]	$213	$202
Partial credit	141	143
Policy based	359	50
Other instruments	986	1,214

Total	$1,699	$1,609

a.	Includes enclave guarantees totaling $12 million (June 30, 2010: $13 million).

Grants

IBRD also supports development activities by making grants to various recipients through the Development Grant Facility and through mechanisms such as Board of Governors-approved transfers.

Other Activities

In addition to its financial operations, IBRD is also involved in the following other activities:

Consultation:    IBRD provides technical assistance to its member countries, both in connection with, and independent of, lending operations. There is a growing demand from borrowers for strategic advice, knowledge transfer, and capacity building. Such assistance includes assigning qualified professionals to survey developmental opportunities in member countries, analyzing their fiscal, economic and developmental environment, assisting member countries in devising coordinated development programs, appraising projects suitable for investment, and assisting member countries in improving their asset and liability management techniques.

Research and Training:    To assist its developing member countries, IBRD through the World Bank Institute and its partners, provides courses and other training activities related to economic policy development and administration for governments and organizations that work closely with IBRD.

Trust Fund Administration:    IBRD, alone or jointly with one or more of its affiliated organizations, administers on behalf of donors, including members, their agencies and other entities, funds restricted for specific uses in accordance with administration agreements with donors. These funds are held in trust and are not included in the assets of IBRD. Table 4 summarizes the cash and investment assets held in trust by IBRD as administrator and trustee. IBRD’s contribution to these fiduciary assets was $204 million for the year-end June 30, 2011 ($168 million—June 30, 2010).

Table 4: Cash and Investment Assets held in Trust

In millions of U.S dollars

	At June 30,
Total fiduciary assets	2011	2010
IBRD-executed	$197	$171
Jointly executed with affiliated organizations	548	520
Recipient-executed	2,659	2,301
Financial intermediary funds	13,812	11,832
Execution not yet assigned[a]	3,206	3,036

Total	$20,422	$17,860

a.	These represent assets held in trust for which the agreement as to the type of execution is to be finalized jointly by the donors and IBRD.

During the fiscal year ended June 30, 2011, IBRD, as an executing agency, disbursed $300 million ($269 million—June 30, 2010) of trust fund program funds. For additional information, see the Notes to Financial Statements-Note I-Management of External Funds and Other Services.

Investment Management:    IBRD offers investment management services to several types of external institutions, including central banks of member countries. One objective of providing the services to central banks is to assist them in developing portfolio management skills.

At June 30, 2011, the assets managed under these agreements had a value of $21,324 million ($20,418 million—June 30, 2010). These funds are not included in the assets of IBRD. For additional information, see the Notes to Financial Statements-Note I-Management of External Funds and Other Services.

Externally Financed Outputs (EFOs):    IBRD offers donors the ability to contribute to IBRD’s projects and programs. Contributions received must be utilized for the purposes specified by the donors and are therefore considered restricted until utilized by IBRD for the donor-specified purposes.

Global Public Goods:    AMC is a multilateral initiative to accelerate the creation of a market and sustainable production capacity for pneumococcal vaccines for developing countries. IBRD is providing a financial platform for the AMC by holding donor-pledged assets as an intermediary agent and passing them on to the Global Alliance for Vaccines and Immunization when the conditions of the AMC are met. In addition, should a donor fail to pay or delay in paying any amounts coming due, IBRD has committed to paying from its own funds any amounts due and payable by the donor, to the extent there is a shortfall in total donor funds received. For further details on AMC, see the Notes to Financial Statements-Note I-Management of External Funds and Other Services.

3. INVESTMENT ACTIVITIES

IBRD manages its investments in two portfolios: a liquid asset portfolio and LTIP, both of which are designated as trading portfolios. Box 3 in Section 5—Financial Risk Management, summarizes the eligibility criteria for IBRD’s investment securities.

The financial returns and average balances of IBRD’s investment portfolios in FY 2011 compared with FY 2010 are presented in Table 5. These returns exclude investment assets funding certain other postretirement benefit plans. The higher returns in FY 2011 are primarily due to higher unrealized gains from equity securities.

Table 5: Liquid Asset Portfolio and LTIP Returns and Average Balances

In millions of U.S. dollars

	Average Balances		Financial Returns (%)
	FY 2011	FY 2010	FY 2011	FY 2010
IBRD overall portfolio	$30,552	$33,746	1.17%	1.04%
Liquid asset portfolio
Stable	21,164	20,139	0.78	0.93
Operational	8,101	12,432	0.29	0.37
LTIP	1,287	1,175	13.15	10.01

Liquid Asset Portfolio

The objective of the liquid asset portfolio is to protect the principal amount of these investments and in doing so ensure the availability of sufficient cash flows to meet all of IBRD’s financial commitments. In addition, IBRD seeks to achieve a reasonable return on the liquid asset portfolio using prudent asset and risk management techniques. The General Investment Authorization for IBRD approved by the Executive Directors provides the basic authority under which the liquid assets of IBRD can be invested. Further, all investment activities are conducted in accordance with a more detailed set of Investment Guidelines. The Investment Guidelines are approved by the Chief Financial Officer (CFO) and implemented by the Treasurer. These Investment Guidelines set out detailed trading and operational rules, including providing criteria for eligible instruments for investment, establishing risk parameters relative to benchmarks, such as an overall stop-loss limit and duration deviation, specifying concentration limits on counterparties and instrument classes, as well as establishing clear lines of responsibility for risk monitoring and compliance.

IBRD’s liquid assets are held principally in highly-rated fixed income securities. These securities include government and agency obligations, time deposits and other unconditional obligations of banks and financial institutions. Additionally, IBRD holds currency and interest rate swaps (including currency forward contracts), asset-backed securities (including mortgage-backed securities), and futures, options and swaption contracts. For options, IBRD only invests in exchange-traded options.

Under IBRD’s liquidity management guidelines, aggregate liquid asset holdings are kept at or above a specified prudential minimum in order to safeguard against cash flow interruptions. This minimum is equal to the highest consecutive six months of expected debt service obligations plus one-half of approved net loan disbursements (if positive) as projected for the relevant fiscal year. The FY 2012 prudential minimum liquidity level has been set at $21 billion and remains unchanged from FY 2011. In general, the size of the liquid asset portfolio should not exceed 150% of the prudential minimum liquidity level. From time to time, IBRD may, however, hold liquid assets over the specified maximum level to provide flexibility in timing its borrowing transactions and to meet working capital needs. At June 30, 2011 the liquid asset portfolio was 135% of the prudential minimum liquidity level. The liquid assets were held in two sub-portfolios: stable and operational, each with different risk profiles and performance guidelines.

Stable Portfolio is principally an investment portfolio holding the prudential minimum level of liquidity, which is set at the beginning of each fiscal year.

Operational Portfolio provides working capital for IBRD’s day-to-day cash flow requirements.

Figure 5 represents IBRD’s liquid asset portfolio size and structure at the end of FY 2011 and FY 2010, excluding investment assets associated with certain postretirement benefit plans.

At June 30, 2011, the aggregate size of IBRD’s liquid asset portfolio was $28,445 million, reflecting a decrease of $6,009 million from June 30, 2010. IBRD is gradually returning to normal levels of liquidity in the post-crisis period. In line with this, a significant portion of IBRD’s net loan disbursements for FY 2011 was funded by available liquidity.

IBRD’s liquid asset portfolio is largely composed of assets denominated in or hedged into U.S. dollars, with net exposure to short-term interest rates. The debt funding these liquid assets has similar currency and duration profiles. This is a direct result of IBRD’s exchange rate and interest rate risk management policies, discussed further in Section 5—Financial Risk Management, combined with appropriate investment guidelines. In addition to monitoring gross investment returns compared to their benchmarks, IBRD also monitors overall investment earnings net of funding costs, discussed further in Section  7—Reported Basis Analysis.

Figure 5: Liquid Asset Portfolio Composition

In millions of U.S. dollars

Long-Term Income Portfolio (LTIP)

IBRD funded LTIP with an initial investment of $1 billion during FY 2009. The objective of the LTIP program is to increase IBRD’s income over the long-term by investing part of its equity in a diversified portfolio of risk assets, including listed equity securities. LTIP is intended to be a long-term multicurrency portfolio, swapped back into U.S. dollars. As of June 30, 2011, the market value of the portfolio was $1,348 million, reflecting an increase of $169 million from June 30, 2010. This increase was primarily due to unrealized gains from equities.

4. FUNDING ACTIVITIES

IBRD’s lending and investment activities, as well as general operations, are funded by equity and proceeds from debt issuance.

Equity:    IBRD’s equity is primarily comprised of paid-in capital and retained earnings.

Borrowings:    IBRD issues securities to institutional and retail investors around the world, both through global offerings and by way of bond issues designed to meet the needs of specific markets or types of investors. These funds are then used for lending to member countries.

Equity

IBRD’s equity base plays a critical role in securing its financial objectives. It enables IBRD to absorb risk through the use of its own resources and thereby protects shareholders from a possible call on callable capital. The adequacy of IBRD’s equity capital is judged on the basis of its ability to generate future net income sufficient to absorb potential risks and support normal loan growth, without reliance on additional shareholder capital.

On March 16, 2011, in order to enhance IBRD’s financial capacity following its response to the global economic crisis, three resolutions increasing IBRD’s authorized capital were approved by the Board of Governors, namely; a general capital increase, a selective capital increase, and additional shares to be held for new members. The selective capital increase enhances the voice and participation of developing and transition countries (DTC). Under the terms of the resolutions, subscribed capital is expected to increase by $86.2 billion, of which $5.1 billion will be paid-in over a five year period.

The $86.2 billion expected capital increase comprises the following:

1.	A general capital increase of $58.4 billion, of which $3.5 billion will be paid-in.

2.	A selective capital increase of $27.8 billion, of which $1.6 billion will be paid-in. The selective capital increase will result in a shift of the voting power to DTCs by 3.13%, bringing their share to 47.19% of total voting power.

The above capital increases, including $1.4 billion of additional shares to be held for new members, increased IBRD’s authorized capital to $278.4 billion. Total capital subscriptions received as of June 30, 2011 relating to these increases were $228 million (See Note B—Capital Stock, Maintenance of Value and Membership).

Subscribed Capital

At June 30, 2011, the authorized capital of IBRD was $278,377 million, of which $193,732 million had been subscribed. Of the subscribed capital, $11,720 million had been paid-in and $182,012 million was callable, as described in Table 6 below. Of the paid-in capital, $1,273 million was subject to restrictions and not available for lending.

Table 6: Subscribed Capital

In millions of U.S. dollars

FY 2011
Paid in U.S dollars	$3,723
Paid in national currencies	7,997

Total paid-in capital	11,720
Callable capital	182,012

Total subscribed capital	$193,732

The terms of payment of IBRD’s capital and the restrictions on its use that are derived from the Articles and from resolutions of IBRD’s Board of Governors are as follows:

Paid-in Capital

(i)	$3,723 million of IBRD’s capital was initially paid in gold or U.S. dollars, or was converted from the currency of the subscribing members into U.S. dollars or U.S. dollar-denominated notes. With the exception of $2 million in U.S. dollar-denominated notes, which may be encashed for administrative expenses only, this amount may, under the Articles, be freely used by IBRD in its operations.

(ii)	$7,997 million of IBRD’s capital was paid in the national currencies of the subscribing members. Under the Articles this amount is subject to maintenance of value obligations and may be used for funding loans only with the consent of the member whose currency is involved, or used for administrative expenses without the need for consent of the member whose currency is involved. In addition, these national currencies may be used by IBRD following a decision by the Executive Directors to invest or lend in that currency, or swap the national currency into another currency for investment or lending purposes, provided it has the consent of the member whose currency is involved. At June 30, 2011, $6,395 million of this amount was being used in IBRD’s lending and investment operations, including $50 million under the local currency loan facility agreement with IFC. Under the Board of Governors resolutions relating to the General and Selective Capital Increases, each subscription to shares is conditioned upon the free and immediate use of national currency paid-in capital. IBRD will accomplish this by converting members’ paid-in capital in national currencies into U.S. dollars. By subscribing to shares, members will provide their irrevocable consent for the use of their national currencies.

Callable Capital

(iii)	$154,985 million of IBRD’s capital may, under the Articles, be called only when required to meet obligations of IBRD for funds borrowed or on loans guaranteed by it. This amount is thus not available for use by IBRD in making loans. Payment on any such call may be made, at the option of the particular member, either in gold, in U.S. dollars or in the currency required to discharge the obligations of IBRD for which the call is made.

(iv)	$27,027 million of IBRD’s capital is to be called only when required to meet obligations of IBRD for funds borrowed or on loans guaranteed by it, pursuant to resolutions of IBRD’s Board of Governors (though such conditions are not required by the Articles). Of this amount, 10% would be payable in gold or U.S. dollars and 90% in the national currencies of the subscribing members. While these resolutions are not legally binding on future Boards of Governors, they do record an understanding among members that this amount will not be called for use by IBRD in its lending activities or for administrative purposes.

No call has ever been made on IBRD’s callable capital. Any calls on unpaid subscriptions are required to be uniform, but the obligations of the members of IBRD to make payment on such calls are independent of each other. If the amount received on a call is insufficient to meet the obligations of IBRD for which the call is made, IBRD has the right and is bound to make further calls until the amounts received are sufficient to meet such obligations. However, no member may be required on any such call or calls to pay more than the unpaid balance of its capital subscription.

At June 30, 2011, $108,957 million (60%) of the uncalled capital was callable from the member countries of IBRD that are also members of the Development Assistance Committee (DAC) of the Organization for Economic Cooperation and Development (OECD). Table 7 sets out the capital subscriptions of those countries and the callable amounts.

Table 7: Capital Subscriptions of DAC Members of OECD Countries—June 30, 2011

In millions of U.S. dollars

Member Country[a]	Total Capital Subscription	Uncalled Portion of Subscription
United States	$31,965	$29,966
Japan	19,109	17,938
Germany	8,734	8,191
France	8,372	7,851
United Kingdom	8,372	7,832
Canada	5,404	5,069
Italy	5,404	5,069
Netherlands	4,283	4,018
Belgium	3,496	3,281
Spain	3,377	3,171
Switzerland	3,210	3,012
Australia	2,951	2,769
Korea, Rep.	1,908	1,794
Sweden	1,806	1,696
Denmark	1,623	1,525
Austria	1,335	1,254
Norway	1,204	1,132
Finland	1,033	971
New Zealand	873	821
Portugal	659	620
Ireland	636	599
Greece	203	189
Luxembourg	199	189

Total	$116,156	$108,957

a.	See details regarding the capital subscriptions of all members of IBRD at June 30, 2011 in the Financial Statements-Statement of Subscriptions to Capital Stock and Voting Power.

The United States is IBRD’s largest shareholder. Under the Bretton Woods Agreements Act and other U.S. legislation, the Secretary of the U.S. Treasury is permitted to pay up to $7,663 million of the uncalled portion of the subscription of the United States, if it were called by IBRD, without any requirement of further congressional action. The balance of the uncalled portion of the U.S. subscription, $22,303 million, has been authorized by the U.S. Congress but not appropriated. Further action by the U.S. Congress would be required to enable the Secretary of the Treasury to pay any portion of this balance. The General Counsel of the U.S. Treasury has rendered an opinion that the entire uncalled portion of the U.S. subscription is an obligation backed by the full faith and credit of the United States, notwithstanding that congressional appropriations have not been obtained with respect to certain portions of the subscription. For a further discussion of capital stock, restricted currencies, maintenance of value and membership refer to the Notes to Financial Statements-Note A-Summary of Significant Accounting and Related Policies and Note B—Capital Stock, Maintenance of Value and Membership.

Borrowings

Funding

IBRD raises funds by offering its securities to institutional and retail investors around the world. Under its Articles, as applied, IBRD may borrow only with the approval of the member in whose markets the funds are raised and the member in whose currency the borrowing is denominated, and only if each such member agrees that the proceeds may be exchanged for the currency of any other member without restriction.

Short-term funding

IBRD’s short-term funding consists primarily of discount notes issued in U.S. dollars, as shown below in Table 8.

Discount notes:    As of June 30, 2011, discount notes totaled $9,614 million, a decrease of $8,072 million from June 30, 2010. The decrease in the outstanding balance in FY 2011 was due to a return to normal historical averages, in response to stable and predictable loan disbursements. The average balance for the year was $11,374 million, with average maturities of approximately three months.

Securities lent or sold under repurchase agreements:    These instruments are secured predominantly by high quality securities collateral, including government issued debt. As of June 30, 2011, securities lent or sold under repurchase agreements totaled $232 million, an increase of $68 million over June 30, 2010.

Other short-term borrowings:    These instruments consist of borrowings with maturities of one year or less. As of June 30, 2011, these borrowings totaled $572 million, a decrease of $725 million over June 30, 2010. The average and year-end balances have decreased over the years mainly due to changes in investor demand and the increased use of discount notes.

Table 8: Short-term Funding

In millions of U.S. dollars, except rates in percentages

	June 30, 2011	June 30, 2010	June 30, 2009
Discount notes
Balance at year-end	9,614	17,686	3,778
Average daily balance during the year	11,374	9,512	6,646
Maximum month-end balance	15,642	18,156	10,586
Weighted-average rate at the end of FY	0.12	0.34	0.32
Weighted-average rate during the year	0.28	0.24	1.14

Securities lent or sold under repurchase agreements[a]
Balance at year-end	232	164	—
Average monthly balance during the year	198	236	68
Maximum month-end balance	232	564	206
Weighted-average rate at the end of FY	0.60	0.17	—
Weighted-average rate during the year	0.48	0.22	1.30

Other short-term borrowings
Balance at year-end	572	1,297	7,666
Average daily balance during the year	1,277	4,012	6,522
Maximum month-end balance	1,422	7,720	7,998
Weighted-average rate at the end of FY	2.01	1.47	1.89
Weighted-average rate during the year	0.98	2.16	2.34

a.	Excludes PEBP liabilities.

Medium- and Long-term funding

In FY 2011, medium- and long-term debt raised directly in financial markets by IBRD amounted to $28,790 million compared to $34,039 million in FY 2010, as described below.

Table 9: Funding Operations Indicators

	FY 2011	FY 2010
Medium- and long-term funding raised (USD million)	$28,790	$34,039
Average maturity[a] (years)	3.87	3.71
Number of transactions	329	385
Number of currencies	26	28

a.	Average maturity to first call date.

Medium- and long-term funding raised excluding derivatives by currency for FY 2011 and FY 2010 is shown in Figure 6.

Figure 6: Medium- and Long-term Funding Raised Excluding Derivatives by Currency

Funding raised in any given year is used for IBRD’s general operations, including loan disbursements, replacement of maturing debt and prefunding for future lending activities. IBRD determines its funding requirements based on a three year rolling horizon and funds one-third of the projected amount in the current fiscal year.

IBRD strategically repurchases or calls its debt to reduce the cost of borrowings, reduce exposure to re-funding needs in a particular year, or to meet other operational or strategic needs. During FY 2011, IBRD repurchased or called $6,644 million of its outstanding borrowings (FY 2010—$5,483 million) for a realized gain of $34 million (FY 2010—$66 million).

Use of Derivatives

Generally, new medium- and long-term funding is initially swapped into variable-rate U.S. dollars, with conversion to other currencies being carried out subsequently, in accordance with loan funding requirements, as illustrated by Figure 7. In addition, IBRD uses derivatives to manage the re-pricing risks between loans and borrowings. After considering the effects of these derivatives, virtually the entire loan and borrowing portfolios are carried at variable interest rates.

Figure 7: Effect of Derivatives on Interest Rate Structure on Borrowings—June 30, 2011

a.	Excludes discount notes.

Figure 8 illustrates the effect of derivatives on the currency composition of IBRD’s borrowings portfolio at June 30, 2011.

Figure 8: Effect of Derivatives on Currency Composition on Borrowings—June 30, 2011

*	Denotes percentage less than 0.5%

The weighted average cost of IBRD’s borrowing portfolio, excluding the effects of derivatives, was 3.44% and 3.46% as of June 30, 2011 and June 30, 2010, respectively. After the effect of borrowing-related derivatives, the weighted average cost of the borrowing portfolio was 0.63% and 0.66% as of June 30, 2011, and June 30, 2010, respectively. A more detailed analysis of borrowings outstanding is provided in the Notes to Financial Statements-Note E-Borrowings.

Interest rate swaps and currency swaps are also used for asset/liability management purposes to match the pool of liabilities as closely as possible to the interest rate and currency characteristics of liquid assets and loans. In addition, as part of its strategy to reduce the sensitivity of its income to short-term interest rates, IBRD uses derivatives to extend the duration of its equity. IBRD does not enter into derivatives for speculative purposes. A more detailed analysis of derivatives used by IBRD is provided in the Notes to Financial Statements-Note F-Derivative Instruments.

5. FINANCIAL RISK MANAGEMENT

The processes and procedures by which IBRD manages its risk profile continually evolve as its activities change in response to market, credit, product, operational and other developments. The Executive Directors, particularly the Audit Committee members, periodically review trends in IBRD’s risk profiles and performance, as well as any significant developments in risk management policies and controls. In addition, on an annual basis, management prepares an integrated risk monitoring report for the Executive Directors to provide a holistic picture of risk management activities within IBRD. A Risk Council comprised of World Bank Group (WBG) senior management provides a platform to look holistically at risk management across the WBG.

During FY 2011, a Chief Risk Officer (CRO) for the WBG was appointed reporting to the CFO. The CRO is responsible for: (i) assessing risks across the WBG, (ii) benchmarking existing risk management practices against major financial institutions; (iii) ensuring consistency of WBG risk management activities with best practice; and (iv) considering unique risks that are specific to multilateral development banks and international financial institutions.

Governance Structure

The risk management governance structure supports senior management in their oversight function, particularly in the coordination of different aspects of risk management and in connection with risks that run across functional areas.

The Finance Committee, which is chaired by the CFO, reviews, evaluates and decides on matters related to IBRD’s finances to ensure that these are aligned with corporate financial and risk tolerance objectives set by the

Executive Directors. The topics covered by the Finance Committee include the following: IBRD’s financial policies and guidelines, new financial initiatives, setting of risk, tolerances, and financial risk exposures. The Finance Committee makes recommendations and, where appropriate, makes decisions in the areas of financial policy, the adequacy and allocation of risk capital, and oversight of financial reporting.

There are four subcommittees that report to the Finance Committee (See Chart 1). These subcommittees provide technical expertise and guidance on strategy, policy, risk management and new initiative issues presented to the Finance Committee, enabling the group to make the decisions necessary to conduct appropriate oversight of IBRD’s financial issues.

Chart 1: Finance Committee Governance Structure

•

The Strategy, Performance and Risk Subcommittee develops, approves and monitors the management policies under which market and commercial credit risks faced by IBRD are measured, reported and managed. Such policies are ratified by the CFO. The subcommittee also monitors compliance with policies governing commercial credit exposure and currency management. Specific areas of activity include reviewing and endorsing guidelines for limiting balance sheet and market risks, the use of derivative instruments, investing activities, and monitoring matches between assets and their funding. In addition, the subcommittee periodically reviews loan pricing and approves the projected funding cost and market risk premium of IBRD’s IFLs with fixed-spread terms. The subcommittee meets quarterly to formally review current and proposed business strategy and risk limits/policies, along with business results and financial risk profiles to facilitate alignment between business and risk management.

•

The Finance Initiatives Subcommittee reviews the financial and organizational implications of implementing new initiatives that may impact IBRD. The subcommittee reviews all financial management, legal, reputational, financial operations and reporting aspects including risk/reward parameters and whether capital deployment is required. The subcommittee meets as needed.

•

The Credit Risk Subcommittee monitors the measurement and reporting of country credit risk and reviews the impact on the provision for losses on loans and other exposures[3], risk ratings of borrowing member countries, or movements between the accrual and nonaccrual portfolios, at least quarterly and, if necessary, adjustments are made to the provision. In addition, the Audit Committee receives a report from management at least twice a year on the accumulated provision for losses on loans and other exposures. The subcommittee meets at least quarterly.

3.

Provision for loans and other exposures is defined as “loans outstanding plus the present value of guarantees, effective and undisbursed DDOs, irrevocable commitments, exposures to member countries’ derivatives and repaying project preparation facilities.”

•

The Operational Risk Subcommittee provides oversight on operational risks for financial operations. The subcommittee meets on a quarterly basis to ensure key operational risks relating to financial operations are monitored and managed appropriately, recognizing that primary responsibility for the management of operational risk resides with business units.

In addition to the Finance Committee, the Corporate Finance Department and the Credit Risk Department play key roles in financial risk management. The Corporate Finance Department identifies, measures, and monitors market, liquidity and counterparty credit risk in IBRD’s financial operations, in addition to managing IBRD’s overall capital and income adequacy. The Credit Risk Department identifies, measures, monitors and manages country credit risk faced by IBRD. Both departments are independent from IBRD’s operational business units and report directly to the Vice-President, Corporate Finance and Risk Management.

Corporate Finance Department:    This department assesses and manages the adequacy of IBRD’s risk capital and income-generating capacity, and seeks to ensure that the Bank’s financial management decisions are informed and guided by IBRD’s medium-term outlook for income and capital adequacy. In addition, it works with IBRD’s financial managers, who are responsible for the day-to-day management of market and counterparty credit risks, to establish and document processes that facilitate, control and monitor these risks. These processes are built on a foundation of initial identification and measurement of risks by each of the business units. Under the direction of the Finance Committee, policies and procedures for measuring and managing such risks are formulated, approved and communicated throughout IBRD. Senior managers represented on the committee are responsible for maintaining sound credit assessments, addressing transaction and product risk issues, providing an independent review function and monitoring the loan, investment and borrowing portfolios.

Credit Risk Department: Country credit risk is the primary risk faced by IBRD. This department reviews and rates the creditworthiness of IBRD’s borrowers. To protect the independence of the unit, the individual country credit risk ratings are not shared with the Executive Directors and are not made public. In addition, this unit is responsible for assessing loan portfolio risk, determining the adequacy of provisions for losses on loans and other exposures, and monitoring borrowers that are vulnerable to crises in the near term. These reviews are taken into account in determining IBRD’s overall country programs and lending operations and are used to assess the adequacy of IBRD’s income-generating capacity and risk-bearing capacity.

Risk-Bearing Capacity

IBRD uses its risk-bearing capacity as a key indicator for financial risk management. The risk-bearing capacity is the degree to which IBRD’s risk capital can absorb credit shocks from its loan portfolio and still be able to lend for development purposes without the need for additional shareholder support. This is intended both to protect shareholders and IBRD’s credit rating, and reduce borrowing costs and corresponding lending rates for borrowers. The Executive Directors monitor the adequacy of IBRD’s risk-bearing capacity based on a variety of metrics, including a framework of stress testing and the equity-to-loans ratio.

The framework of stress testing provides a basis for evaluating whether IBRD has sufficient financial capacity to be able to (i) absorb the income loss due to a credit shock, and (ii) generate sufficient income to support loan growth in the following years. One of the credit shock events used in the stress testing framework is an estimate of the amount of the loan portfolio that could enter nonaccrual status in the next three years at an appropriate confidence level.

The equity-to-loans ratio is guided by the Strategic Capital Adequacy Framework with a target risk coverage range of 23 to 27 percent. As presented in Figure 9, IBRD’s equity-to-loans ratio decreased during FY 2011, on both a reported basis and a fair value basis, but remains above the target risk coverage range. The decrease in the equity-to-loans ratio on a reported basis to 28.68% at June 30, 2011 from 29.37% at June 30, 2010 was primarily due to the increase in the loan portfolio.

Figure 9: Equity-to-Loans Ratio

Table 10 presents the composition of this measure at June 30, 2011 and 2010, respectively. The $999 million increase in usable capital was in part due to an increase in the net payable for maintenance of value of $712 million reflecting the weakening of the U.S. dollar as compared to members national currency paid-in capital amounts, and the $228 million subscription to general and selective capital increase shares by one member country. The increase was also in part due to the impact of the release by members of their paid-in capital that was previously restricted of approximately $207 million, (FY 2010—$430 million). Refer to Section 4—Funding for more details.

Table 10: Equity used in Equity-to-Loans Ratio

In millions of U.S. dollars

	June 30, 2011	June 30, 2010
Usable capital
Paid-in capital	$11,720	$11,492
Restricted paid-in capital	(1,273)	(1,332)
Net payable for maintenance of value	862	150

Total usable capital	11,309	10,310

Special reserve	293	293

General reserve[a]	26,352	25,951

Cumulative translation adjustment[b]	611	(189)

Other adjustments[c]	124	(259)

Equity used in Equity-to-Loans Ratio (usable equity)[d]	$38,689	$36,106

Fair value adjustments	236	685

Equity used in Equity-to-Loans Ratio-fair value basis	$38,925	$36,791

Loans outstanding, present value of guarantees, effective but undisbursed DDOs and LTIP assets, net of relevant accumulated provisions and deferred loan income	$134,907	$122,943

Fair value of loans outstanding, present value of guarantees, effective but undisbursed DDOs and LTIP assets	$133,876	$122,773

Equity-to-Loans Ratio—reported basis	28.68%	29.37%
Equity-to-Loans Ratio—fair value basis	29.08%	29.97%

a.	The June 30, 2011 amount includes proposed transfers to the General Reserve out of FY 2011 net income.
b.	Excluding cumulative translation amounts associated with the fair value adjustment on non-trading portfolios, net.
c.	Other adjustments comprise the net underfunded status of IBRD’s pension plans, the cumulative income earned on LTIP assets adjusted by the fixed draw down amount, and cumulative PEBP income prior to FY 2011.
d.	Excludes the effects of fair value adjustment on non-trading portfolios, net.

IBRD undertakes specific risk management activities for credit and market risk, which are discussed below (See Chart 2). The major financial risk to IBRD is the country credit risk inherent in the loan portfolio.

Chart 2: IBRD’s Specific Risk Categories

Credit Risk

IBRD faces two types of credit risk: country credit risk and commercial credit risk. Country credit risk is the risk of loss due to a country not meeting its contractual obligations, and commercial credit risk is the risk of loss due to a counterparty not honoring its contractual obligations.

Country Credit Risk

This risk includes potential losses arising from protracted arrears on payments from borrowers on loans and other exposures. IBRD manages country credit risk through the use of individual country exposure limits. These exposure limits take into account creditworthiness and performance.

In keeping with standard practice, probable losses inherent in the loan portfolio due to country credit risk are covered by the accumulated provision for losses on loans and other exposures, while unexpected losses due to country credit risk are covered by equity.

Portfolio concentration risk, which arises when a small group of borrowers account for a large share of loans outstanding, is a key concern for IBRD and is carefully managed, in part, through an exposure limit for loans outstanding plus the present value of guarantees and the undisbursed portion of DDOs that have become effective to a single borrowing country. Under the current guidelines, IBRD’s exposure to a single borrowing country is restricted to the lower of an Equitable Access Limit or the Single Borrower Limit. The Equitable Access Limit is equal to 10% of IBRD’s subscribed capital, reserves and unallocated surplus. The Single Borrower Limit is established, in part, by assessing its impact on the overall portfolio risk relative to risk-bearing capacity, as measured by the level of usable equity. The Single Borrower Limit is determined by the Executive Directors each year at the time they consider the adequacy of IBRD’s reserves and the allocation of its net income. For FY 2011 and FY 2012, the Single Borrower Limit was $17.5 billion for India and $16.5 billion for all other qualifying borrowers. The Equitable Access Limit at June 30, 2011 was $22 billion. As depicted in Figure 10, IBRD’s largest exposure (including the present value of guarantees and other exposures) to a single borrowing country was $13 billion at June 30, 2011.

Figure 10: Top Eight Country Exposures at June 30, 2011

In billions of U.S. dollars

Since the current exposure data presented are at a point in time, evaluating these exposures relative to the limit requires consideration of the repayment profiles of existing loans, as well as disbursement profiles and projected new loans and guarantees.

Under certain circumstances, IBRD would be able to continue to lend to a borrower that was reaching the single borrower exposure limit by entering into an arrangement that would prevent its net exposure from exceeding the limit. Any such arrangement would need to be approved in advance by IBRD’s Executive Directors. Currently, IBRD has entered into one such arrangement with China. To date, China has not reached the single borrower exposure limit and therefore, activation of this arrangement has not been required.

Overdue and Non-performing Loans

When a borrower fails to make payment on any principal, interest or other charges due to IBRD, IBRD has an option to suspend disbursements immediately on all loans. IBRD’s current policy, however, is to exercise this option through a graduated approach as summarized in Box 2. These policies also apply to those member countries who are eligible to borrow from both IBRD and IDA, and whose payments on IDA credits may become overdue.

See Notes to Financial Statements-Note D-Loans and Other Exposures for a summary of countries with loans or guarantees in nonaccrual status at June 30, 2011.

Box 2: Treatment of Overdue Payments
Overdue by 30 days	Where the borrower is the member country, no new loans to the member country, or to any other borrower in the country, will be presented to the Executive Directors for approval, nor will any previously approved loan be signed, until payments for all amounts 30 days overdue or longer have been received. Where the borrower is not the member country, no new loans to that borrower will be signed or approved. In either case, the borrower will lose its eligibility for any waiver of interest charges in effect at that time for loans signed before May 16, 2007, and those loans signed between May 16, 2007 and September 27, 2007 if the borrowers elected not to convert the terms of their loans to the pricing terms effective September 27, 2007. For loans with the pricing terms applicable from May 16, 2007, an overdue interest penalty will be charged at a rate of 50 basis points on the overdue principal. In addition, if an overdue amount remains unpaid for a period of 30 days, then the borrower shall pay a higher interest rate (LIBOR + fixed spread) plus 50 basis points on the overdue principal amount until the overdue amount is fully paid.
Overdue by 45 days	In addition to the provisions cited above for payments overdue by 30 days, to avoid proceeding further on the notification process leading to suspension of disbursements, the country as borrower or guarantor and all borrowers in the country must pay not only all payments overdue by 30 days or more, but also all payments due regardless of the number of days since they have fallen due. Where the borrower is not the member country, no new loans to, or guaranteed by, the member country, will be signed or approved. Additionally, all borrowers in the country will lose eligibility for any waivers of interest in effect at the time.
Overdue by 60 days	In addition to the suspension of approval for new loans and signing of previously approved loans, disbursements on all loans to or guaranteed by the member country are suspended until all overdue amounts have been paid. This policy applies even when the borrower is not the member country. Under exceptional circumstances, disbursements could be made to a member country upon approval by the Executive Directors.
Overdue by more than six months	All loans made to or guaranteed by a member of IBRD are placed in nonaccrual status, unless IBRD determines that the overdue amount will be collected in the immediate future. Unpaid interest and other charges not yet paid on loans outstanding are deducted from the income of the current period. To the extent that these payments are received, they are included in income. At the time of arrears clearance, a decision is made on the restoration of accrual status on a case by case basis; in certain cases that decision may be deferred until after a suitable period of payment performance has passed.

Treatment of Protracted Arrears

In 1991, the Executive Directors adopted a policy to assist members with protracted arrears to IBRD to mobilize sufficient resources to clear their arrears and to support a sustainable growth-oriented adjustment program over the medium term. This policy is conditional on members agreeing to implement certain requirements including an acceptable structural adjustment program, adopting a financing plan to clear all arrears to IBRD and other multilateral creditors, and continuing to service their obligations to IBRD and other multilateral creditors on time.

It is IBRD’s practice not to reschedule interest or principal payments on its loans or participate in debt rescheduling agreements with respect to its loans. During FY 1996 and FY 2002, exceptions were made to that practice with regard to Bosnia and Herzegovina (BiH) and Serbia and Montenegro, formerly the Federal

Republic of Yugoslavia, based on criteria approved by the Executive Directors in connection with the financial assistance package for BiH in 1996. See the Notes to Financial Statements-Note A-Summary of Significant Accounting and Related Policies, for additional information.

Commercial Credit Risk

The effective management of credit risk is vital to the success of IBRD’s funding, investment and asset/liability management activities. The monitoring and managing of these risks is a continuous process due to changing market environments.

In the normal course of its business, IBRD utilizes various derivatives and foreign exchange financial instruments to meet the financial needs of its borrowers and to manage its exposure to fluctuations in interest and currency rates.

IBRD mitigates the counterparty credit risk arising from investments and derivatives through its credit approval process, the use of collateral agreements and risk limits, and monitoring procedures. The credit approval process involves evaluating counterparty and security-specific creditworthiness, assigning credit limits, and determining the risk profile of specific transactions. Credit limits are calculated and monitored taking into consideration current market values, estimates of potential future movements in those values, and collateral agreements with counterparties. If there is a collateral agreement with the counterparty to reduce credit risk, then the amount of collateral obtained is based on the credit rating of the counterparty. Collateral held includes cash and highly liquid investment securities.

For derivative products, IBRD uses the estimated replacement cost of the derivative as the measure of credit risk exposure. While the contractual principal amount of derivatives is the most commonly used volume measure in derivative markets, it is not a measure of credit or market risk.

For all securities, IBRD limits trading to a list of authorized dealers and counterparties. Credit risk is controlled through application of eligibility criteria (as summarized in Box 3), volume limits for transactions with individual counterparties and through the use of mark-to-market collateral arrangements for swap transactions. As a result of these mark-to-market collateral arrangements, IBRD’s residual commercial credit risk is concentrated in investments in debt instruments issued by sovereign governments, agencies, time deposits and corporate entities.

With respect to futures and options, IBRD generally closes out most open positions prior to expiration. Futures are settled on a daily basis.

Box 3: Eligibility Criteria for IBRD’s Investment Securities
Instrument Securities	Description
Sovereigns	IBRD may only invest in obligations issued or unconditionally guaranteed by governments of member countries with a minimum credit rating of AA-. However, if government obligations are denominated in the national currency of the issuer, no rating is required.
Agencies	IBRD may only invest in obligations issued by an agency or instrumentality of a government of a member country, a multilateral organization or any other official entity other than the government of a member country, with a minimum credit rating of AA-.
Corporates and asset- backed securities	IBRD may only invest in securities with a AAA credit rating.
Time deposits[a]	IBRD may only invest in time deposits issued or guaranteed by financial institutions, whose senior debt securities are rated at least A-.
Equity securities in the LTIP portfolio	IBRD may invest in any marketable equity security provided that the security is included in the Russell 3000 Index or MSCI World, ex-US Index, or similar indices, as well as any other securities or financial instruments (including commingled or mutual funds and Exchange Traded Funds) that are typically used by asset management firms or other financial institutions in portfolios that seek to track all or part of these indices.
a.	Time deposits include certificates of deposit, bankers’ acceptances and other obligations issued or unconditionally guaranteed by banks or other financial institutions.

Under the mark-to-market collateral arrangements, when IBRD is in a net receivable position higher than the agreed upon collateral threshold allocated to the counterparty, counterparties are required to post collateral with IBRD.

IBRD is not required to post collateral under its derivative agreements as long as it maintains a AAA credit rating. For the contractual value, notional amounts, related credit risk exposure amounts, and the amount IBRD would be required to post in an event of a downgrade, see the Notes to Financial Statements-Note F-Derivative Instruments.

Table 11 provides details of IBRD’s estimated credit exposure on its investment and swap portfolios, net of collateral held, by counterparty rating category.

Table 11: Commercial Credit Exposure, Net of Collateral Held, by Counterparty Ratinga

In millions of U.S. dollars

	At June 30, 2011					At June 30, 2010
	Investments		Net Swap Exposure	Total Exposure on Investments and Swaps	% of Total	Total Exposure on Investments and Swaps	% of Total
Counterparty Rating	Sovereigns	Agencies, ABS, Corporates and Time Deposits
AAA	$4,379	$6,698	$—	$11,077	34%	$13,814	38%
AA	4,671	11,814	989	17,474	54	16,443	46
A	488	3,313	190	3,991	12	5,805	16
BBB	—	4		4	*	4	*
BB or lower	—	11		11	*	7	*

Total	$9,538	$21,840	$1,179	$32,557	100%	$36,073	100%

a.	Excludes externally managed portfolios including LTIP equities and PEBP and swap exposures executed with borrowing member countries and IDA.
*	Indicates amounts less than 0.5%.

The decrease in commercial credit exposure reflects a decrease in the size of the IBRD investment portfolio. IBRD is gradually returning to normal levels of liquidity in the post-crisis period. In line with this, a significant portion of IBRD’s net loan disbursements for FY 2011 were funded by available liquidity as opposed to new debt issuances. Decreases in the investment portfolio are reflected largely in the decrease in holdings of time deposits. The credit quality of IBRD’s portfolio is concentrated in the upper end of the credit spectrum due to a continued preference for highly rated securities and counterparties across all categories of investments.

Market Risk

IBRD is exposed to changes in interest and exchange rates and uses various strategies to keep its exposure to market risk at a minimal level.

Interest Rate Risk

There are four main sources of interest rate risk to IBRD. The first is the interest rate sensitivity of the income earned from funding a portion of IBRD assets with equity. The second is refinancing risk for fixed-spread loans. The third is the interest rate lag associated with the net spread between the rate IBRD earns on its assets and the cost of borrowings, which fund those assets. The fourth area of risk is debt overhang in borrowings funding multicurrency loan pools.

Equity Earnings Risk

The increase in the volume of loans with interest rates linked to floating rate indexes (e.g. LIBOR) has increased the sensitivity of IBRD’s operating income to changes in market interest rates.

As of June 30, 2011, 77% of the loan portfolio was linked to floating rate indexes (e.g. LIBOR); therefore, income from equity invested in these variable interest rate loans is very sensitive to nominal interest rates. As a result, operating income has become more vulnerable to short-term interest rates. As part of IBRD’s risk management strategy to economically hedge this risk, IBRD has engaged in an equity duration extension strategy which employs interest rate swaps to increase the duration of equity from three months to approximately four years. This strategy seeks to increase the stability of operating income by taking a greater exposure to long-term interest rates.

Refinancing Risk

Refinancing risk for the funding of fixed-spread loans relates to the potential impact of any future deterioration in the Bank’s funding spread, since loans are not funded to their final maturities. IBRD charges an associated risk premium and management carries out periodic reviews of the adequacy of the risk premium given future expectations about IBRD’s funding levels. See Table 2, for currently available terms.

Interest Rate Lag Risk

The borrowing cost-pass-through formulation incorporated in the lending rates charged on IBRD’s cost-pass-through pool loan products (currency pool loans) poses an additional interest rate lag risk. This risk exists as the cost-pass-through formulation is done with a six-month lag. Since IBRD is unable to economically hedge this risk, this product has been unavailable since FY 2001. As of June 30, 2011, these loans accounted for approximately 1% of the portfolio.

Debt Overhang Risk

This risk arises because the cost-pass-through currency pool products have traditionally been funded with a large share of medium- and long-term fixed-rate debt, to provide the borrowers with a reasonably stable interest basis. As the outstanding balance in this closed pool product declines, the amount of debt allocated to the multicurrency debt pool is expected to exceed the balance of the multicurrency loan pool by the end of FY 2012. To manage this risk, IBRD executed forward-starting swaps from FY 2000 to change the interest rate characteristics of the overfunded debt from fixed to variable.

As of June 30, 2011, the debt overhang was within management’s expected parameters. Should the amount of debt overhang remain at the currently projected levels, IBRD does not anticipate executing additional forward-starting swaps.

Other Interest Rate Risks

Interest rate risk also arises from a variety of other factors, including differences in the timing between the contractual maturities or re-pricing of IBRD’s assets, liabilities and derivative financial instruments. On variable-rate assets and liabilities, IBRD is exposed to timing mismatches between the re-set dates on its variable rate receivables and payables. To mitigate its exposure to these timing mismatches, IBRD has executed some overlay interest rate swaps.

Interest rate risk on non-cost pass-through products, which accounted for 45% of the loan portfolio at June 30, 2011 (50% at June 30, 2010), is managed by using interest rate swaps to closely align the rate sensitivity characteristics of the loan portfolio with those of their underlying funding, except for the component of the loan portfolio affected by IBRD’s equity duration extension strategy.

The interest rate risk on IBRD’s liquid asset portfolio—which includes the risk that the value of assets in the liquid portfolio will fluctuate due to changes in market interest rates—is managed within specified duration-mismatch limits and is further limited by stop-loss limits. The stop-loss limits are levels of mark-to-market losses against the benchmark, at which management will revert to passive management of the portfolio. Effective FY 2012, management further enhanced the process in place to monitor these stop-loss limits.

Exchange Rate Risk

IBRD holds its assets and liabilities primarily in U.S. dollars, euro and Japanese yen. However, the reported levels of its assets, liabilities, income and expenses in the financial statements are affected by exchange rate movements in all the currencies in which IBRD transacts compared to IBRD’s reporting currency, the U.S. dollar.

In order to minimize exchange rate risk in a multicurrency environment, IBRD matches its borrowing obligations in any one currency (after swap activities) with assets in the same currency, as prescribed by the Articles. In addition, IBRD’s policy is to minimize the exchange rate sensitivity of its equity-to-loans ratio. It carries out this policy by undertaking currency conversions periodically to align the currency composition of its equity to that of its outstanding loans. This policy is designed to minimize the impact of exchange rate fluctuations on the equity-to-loans ratio, thereby preserving IBRD’s ability to better absorb unexpected losses from arrears of loan repayments regardless of the market environment.

Liquidity Risk

Liquidity risk arises in the general funding of IBRD’s activities and in the management of its financial positions. It includes the risk of being unable to fund its portfolio of assets at appropriate maturities and rates and the risk of being unable to liquidate a position in a timely manner at a reasonable price. For a discussion on how liquidity is managed, see Section 3—Investment Activities.

6. FAIR VALUE ANALYSIS

Basis of Reporting

As previously discussed, IBRD prepares its financial statements in conformity with U.S. GAAP. However, management believes the reported basis net income does not capture IBRD’s true economic income. Therefore, management believes that the fair value financial statements, which include the loan portfolio at fair value, are a better measure of the financial strength of the institution.

The Condensed Fair Value Balance Sheets in Table 12 present IBRD’s estimates of the fair value of its financial assets and liabilities, taking into account interest rate, currency and credit risks. As non-financial assets and liabilities are not reflected at fair value, IBRD’s equity is not intended to reflect fair value. The Condensed Fair Value Balance Sheets are presented with a reconciliation to the reported basis.

Table 12: Condensed Balance Sheets at June 30, 2011 and 2010

In millions of U.S. dollars

	June 30, 2011			June 30, 2010
	Reported Basis	Adjustments	Fair Value Basis	Reported Basis	Adjustments	Fair Value Basis
Due from banks	$2,462		$2,462	$1,803		$1,803
Investments	32,645		32,645	36,249		36,249
Receivable from derivatives	144,711		144,711	121,823		121,823
Net loans outstanding	130,470	$(1,023)	129,447	118,104	$(168)	117,936
Other assets	3,583		3,583	3,856		3,856

Total assets	$313,871	$(1,023)	$312,848	$281,835	$(168)	$281,667

Borrowings	$135,242	$(19)[a]	$135,223	$128,577	$(14)[a]	$128,563
Payable for derivatives	130,429		130,429	110,615		110,615
Other liabilities	8,517		8,517	6,382		6,382

Total liabilities	274,188	(19)	274,169	245,574	(14)	245,560
Paid-in capital stock	11,720		11,720	11,492		11,492
Retained earnings and other equity	27,963	(1,004)	26,959	24,769	(154)	24,615

Total equity	39,683	(1,004)	38,679	36,261		36,107

Total liabilities and equity	$313,871	$(1,023)	$312,848	$281,835	$(168)	$281,667

a.	Includes transition adjustment on adoption of a new U.S. GAAP guidance on derivatives and hedging on July 1, 2000.

Fair value net income on a comprehensive basis comprises net income on a reported basis, the additional fair value adjustment on the loan portfolio and changes in AOCI, which are related to currency translation adjustments and fair value of pensions. Table 13 provides a reconciliation from net income on a reported basis to net income on a fair value basis.

Certain reclassifications of prior years’ information have been made to conform to current year’s presentation.

Table 13: Condensed Statements of Income for the years ended June 30, 2011 and 2010

In millions of U.S. dollars

	June 30, 2011			June 30, 2010
	Reported Basis	Adjustments	Fair Value Comprehensive Basis[a]	Reported Basis	Adjustments	Fair Value Comprehensive Basis[a]
Income from loans	$2,472		$2,472	$2,493		$2,493
Income from investments, net[b]	367		367	367		367
Equity duration extension swaps, net	1,139		1,139	994		994
Other income	292		292	254		254

Total income	4,270		4,270	4,108		4,108

Borrowing expenses	1,687		1,687	1,750		1,750
Administrative expenses including contributions to special programs	1,604		1,604	1,589		1,589
Release of provision for losses on loans and other exposures	(45)	$45	—	(32)	$32	—
Other Expenses	1		1	1		1

Total expenses	3,247	45	3,292	3,308	32	3,340

Operating income	1,023	(45)	978	800	(32)	768
Board of Governors-Approved Transfers	(513)		(513)	(839)		(839)
Fair value adjustment on non-trading portfolios, net[c]	420		420	(1,038)		(1,038)
Fair value adjustment on loans[d]		(762)	(762)		1,594	1,594
Changes to accumulated other comprehensive income		1,581	1,581		(1,355)	(1,355)

Net (Loss) Income	$930	$774	$1,704	$(1,077)	$207	$(870)

a.	Fair value comprehensive basis comprises net income on a reported basis, the components of other comprehensive income as reported in the financial statements and the fair value adjustments.
b.	Unrealized gains (losses) on derivatives in the investments trading portfolio are included in income from investments, net.
c.	Excludes the fair value adjustment on loans which are not carried at fair value for reporting purposes.
d.	Excludes the reversal of the provision for losses on loans and other exposures.

Fair Value Balance Sheet

IBRD’s total assets on a fair value basis increased by $31,181 million during the fiscal year. Most of this increase was attributable to the loan portfolio’s growth in FY 2011.

Loan Portfolio

In FY 2011, borrowing member countries exhibited a preference for IFLs with variable-spread terms versus those with fixed-spread terms, since the spreads for the latter were higher. As a result, for FY 2011, 89% (FY 2010—82%) of the loan commitments carried variable spreads and the remainder carried fixed spreads.

At June 30, 2011, 78% of the loans outstanding carried variable interest rates and the remaining carried fixed interest rates. To manage the re-pricing risks between loans and borrowings, IBRD uses derivatives to convert virtually all of the fixed interest rate loans into variable interest rate loans. See Figure 4d for the interest rate structure of IBRD’s loan portfolio.

IBRD’s fair value model is based on a discounted cash flow method. This model incorporates CDS spreads as an indicator of the credit risk for each borrower. Recovery levels are modified to incorporate IBRD’s recovery levels.

On a fair value basis, the loan portfolio increased by $11,511 million compared with June 30, 2010, primarily reflecting the increase in demand for IBRD’s loan products. This increase comprises net loan disbursements of $7,994 million consistent with the higher loan demand, and currency translation gains of $4,256 million, as shown in Table 15, primarily due to the appreciation of the euro against the U.S. dollar in FY 2011.

Investment Portfolio

As part of IBRD’s financial risk management, IBRD primarily holds short-term U.S. dollar fixed-income securities, as well as other securities swapped into U.S. dollars. The portfolio has an average duration of less than three months.

At June 30, 2011, on a fair value basis, the net asset value of the investment portfolio decreased by $5,790 million as compared to June 30, 2010 (See Notes to Financial Statements-Note C-Investments). IBRD is gradually returning to lower levels of liquidity in the post-crisis period. In line with this, a significant portion of IBRD’s $7,994 million of net loan disbursements for FY 2011 was funded by available liquidity.

Borrowing Portfolio

As of June 30, 2011, after the effects of derivatives, virtually all of IBRD’s borrowing portfolio (excluding discount notes) carried variable interest rates (See Figure 7). As mentioned previously, derivatives are used to manage the re-pricing risk between IBRD’s loan and borrowing portfolios.

The borrowing portfolio, net of derivatives, increased by $2,726 million, as compared to June 30, 2010 (See Notes to Financial Statements-Note E-Borrowings). This was primarily due to currency translation losses of $3,497 million, as shown in Table 15, consistent with the appreciation of the euro against the U.S. dollar in FY 2011. This was partially offset by unrealized gains of $663 million primarily resulting from the steepening of the major yield curves, including the U.S. dollar yield curve as illustrated by Figure 11.

Fair Value Net Income

The net income on a fair value basis was $1,704 million, compared to a net loss of $870 million in FY 2010. This was primarily due to the following factors:

Board of Governors Approved Transfers

Board of Governors-Approved Transfers were lower by $326 million over the same period last year primarily due to lower transfers to IDA. During FY 2011, IBRD made the third and final transfer to IDA of $383 million in accordance with its commitment under the Fifteenth Replenishment of IDA’s resources totaling $1,750 million.

Fair Value Adjustment on Non-Trading Portfolios, net

The fair value adjustment on non-trading portfolios, net, consists of the fair value adjustments on the borrowing portfolio (including derivatives), all other derivatives other than those in the investment portfolio, and the fair value adjustment on loans with embedded derivatives.

During FY 2011, there were net unrealized gains of $420 million, compared with net unrealized losses of $1,038 million in FY 2010. See Table 14 for details.

Table 14: Summary of Fair Value Adjustment on Non-Trading Portfolios, net

In millions of U.S. dollars

Unrealized gains/(losses)	June 30, 2011	June 30, 2010
Borrowing Portfolio	$663	$(2,156)
Derivatives held in the asset/liability management portfolio	(248)	1,097
Derivatives held in the client operations portfolio	1	6
A loan with an embedded derivative	4	15

	$420	$(1,038)

During FY 2011, consistent with the steepening of major yield curves, IBRD experienced net unrealized gains on the borrowing portfolio, partially offset by net unrealized losses on the derivatives held in the asset/liability management portfolio4, where IBRD is a fixed interest rate receiver.

During FY 2010, there were net unrealized losses in the borrowing portfolio and net unrealized gains in the asset/liability management portfolio primarily due to the decline in the interest rate as shown in Figure 11. Of the $2,156 million of unrealized losses in the borrowing portfolio in FY 2010, the estimated unrealized losses due to improvements in IBRD’s credit spreads were $994 million.

Figure 11: IBRD’s U.S. Dollar Funding Curve

4.	The derivatives held in the asset/liability management portfolio are presented in IBRD’s balance sheet under Derivative Assets–Other assets/liabilities and Derivative Liabilities–Other assets/liabilities.

Fair Value Adjustment on Loans

The fair value adjustment on loans for FY 2011 was a negative $807 million (including the reversal of the release of provision for losses on loans and other exposures of $45 million), compared to positive $1,562 million (including the reversal of the release of provision for losses on loans and other exposures of $32 million) during FY 2010. This adjustment reflects changes in both interest rates and credit risk. The negative fair value adjustment for FY 2011 was primarily driven by the steepening of the yield curves of all major currencies. In addition, loan disbursements also resulted in unrealized credit losses, as determined by CDS spread levels, due to IBRD’s policy of not differentiating between the credit quality of member countries.

In contrast, the fair value adjustment on loans for FY 2010 was primarily driven by the downward shift in the yield curves of all major currencies.

Changes to Accumulated Other Comprehensive Income (AOCI)

During FY 2011, IBRD experienced a gain of $1,581 million primarily due to the following factors:

Unrecognized net actuarial gains on benefits plans: $834 million of unrecognized net actuarial gains, primarily due to higher actual returns on plan assets compared to expected returns.

Currency translation adjustments:    $757 million net positive currency translation adjustments, primarily due to the 18% appreciation of the euro against the U.S. dollar in FY 2011. Table 15 provides a summary of currency translation adjustments by portfolio. The loan portfolio contributed positive $4,256 million. The total percentage of loans denominated in currencies other than the U.S. dollar at June 30, 2011 was 23%, of which the euro and the Japanese yen accounted for approximately 87% and 4%, respectively, as illustrated by Figure 4c. The borrowing portfolio accounted for a negative adjustment of $3,497 million. The total percentage of the borrowing portfolio denominated in currencies other than the U.S. dollar at June 30, 2011 was 19%, of which the euro and the Japanese yen accounted for approximately 89% and 11%, respectively, as illustrated by Figure 8.

Table 15: Summary of Changes to AOCI (Fair Value Basis)

In millions of U.S. dollars

	FY 2011	FY 2010	Variance
Unrecognized net actuarial gains (losses) on benefit plans	$834	$(724)	$1,558
Unrecognized prior Service credit on benefit plans, net	8	6	2
Derivatives and hedging transition adjustment[a]	(18)	(1)	(17)
Currency translation adjustments	757	(636)	1,393
Of which:
Loans	4,256	(2,807)
Borrowings	(3,497)	2,114
Net other assets and liabilities	(2)	57

Total	$1,581	$(1,355)	$2,936

a.	Transition adjustment on adoption of a new U.S. GAAP guidance on derivatives and hedging on July 1, 2000.

During FY 2010, IBRD experienced a loss of $1,355 million primarily due to the following factors:

Unrecognized net actuarial losses on benefits plans:    $724 million unrecognized net actuarial losses, primarily due to the decrease in the discount rates used to determine the projected benefit obligation, partially offset by higher actual returns on plan assets compared to expected returns.

Currency translation adjustments:    $636 million negative currency translation adjustments, primarily due to the 13% depreciation of the euro against the U.S. dollar in FY 2010.

7. REPORTED BASIS ANALYSIS

Basis of Reporting

In IBRD’s balance sheet on a reported basis, the borrowing and investment portfolios are carried at fair value, while the loan portfolio is carried at amortized cost (except for loans with an embedded derivative which are reported at fair value). See Table 12 for IBRD’s condensed reported basis balance sheet with a reconciliation to fair value basis.

IBRD’s operating income on a reported basis is broadly comprised of income from interest-earning assets (net of funding cost) and the equity duration extension swap portfolio, less the provision for losses on loans and other exposures, and administrative expenses. Table 16 shows a breakdown of operating income, net of funding costs, on a reported basis.

Reported Basis Balance Sheet

Net loans outstanding on a reported basis increased by $12,366 million in FY 2011. This was primarily due to net disbursements of $7,994 million which were driven by the increase in demand for IBRD’s loans, as well as currency translation gains of $4,347 million.

The accumulated provision for loan losses improved during the year. As of June 30, 2011, only 0.4% of IBRD’s loans were in nonaccrual status and were all related to one country. IBRD’s total provision for losses on accrual and nonaccrual loans accounted for 1.2% of the total loan portfolio.

Reported Basis Operating Income

In FY 2011, IBRD’s operating income was higher primarily due to the $157 million increase in net interest income, as shown on Table 16. The major variances from year-to-year are explained below.

Table 16: Reported Basis Operating Income

In millions of U.S. dollars

	FY 2011	FY 2010	FY 2009	FY 2011 vs. FY 2010	FY 2010 vs. FY 2009
Interest income, net of funding costs
Interest margin on debt-funded loans	$ 556	$ 433	$ 501	$123	$(68)
Equity-funded loans	196	324	1,066	(128)	(742)
Equity extension duration strategy	1,139	994	283	145	711
Investments	112	95	(14)	17	109

Net interest income	2,003	1,846	1,836	157	10
Provision for losses on loans and other exposures – decrease (increase)	45	32	(284)	13	316
LTIP Income	169	118	61	51	57
Other net income	35	52	45	(17)	7
Net non-interest expense	(1,229)	(1,248)	(1,086)	19	(162)

Reported Basis Operating Income	$1,023	$ 800	$ 572	$223	$228

FY 2011 versus FY 2010

The increase of $223 million in operating income is explained by the following factors:

Net Interest income:    The $157 million increase in net interest income was primarily due to an increase of $123 million in interest margin on debt funded loans due to an increase in the loan balance. In addition, the lower short-term interest rate environment, in particular U.S. dollar six month LIBOR, (Figure 12), resulted in higher interest income from the equity duration extension swaps (where IBRD is a variable interest rate payer and a fixed interest rate receiver) of $145 million. This was offset by the $128 million decline in interest income from equity-funded loans (where IBRD is primarily a variable interest rate receiver).

Figure 12: Six-Month LIBOR Interest Rates U.S. Dollar

LTIP income:    The $51 million increase in income from LTIP was due primarily to unrealized mark-to-market gains from the equity portfolio.

Net noninterest expense:    There was a $19 million decrease in net noninterest expense primarily due to higher administrative expenses of $36 million. This increase in FY 2011 was primarily due to an increase in pension and other post retirement benefit costs, resulting from the increase in service cost and actuarial losses from the decline in interest rates. This was partially offset by lower contributions to special programs of $21 million, as shown on Table 17.

FY 2010 versus FY 2009

The increase of $228 million, as shown on Table 16, in operating income is explained by the following factors:

Provision for losses on loans and other exposures on loans:    The $316 million decrease in the provision for losses on loans and other exposures on loans, was as a result of the improvements in the credit quality of the loan portfolio over the prior year.

LTIP income:    There was a $57 million increase in income from LTIP. IBRD implemented LTIP during the second quarter of FY 2009.

These were partially offset by:

Net noninterest expense:    The $162 million increase in net noninterest expense was primarily due to higher administrative expenses of $177 million. This increase in FY 2010 was primarily due to a $93 million increase in pension and other post retirement benefits resulting from lower gains from pension assets and a $58 million increase in staff costs, consistent with inflation, as shown on Table 17.

Table 17: Net Noninterest Expense

In millions of U.S. dollars

	FY 2011	FY 2010	FY 2009	FY 2011 vs FY 2010	FY 2010 vs FY 2009
Administrative expenses
Staff costs	$ 664	$ 647	$ 589	$17	$58
Operational travel	97	116	108	(19)	8
Consultant fees	131	143	131	(12)	12
Pension and other postretirement benefits	220	158	65	62	93
Communications and IT	87	84	82	3	2
Contractual services	90	94	94	(4)	—
Equipment and buildings	163	161	149	2	12
Other Expenses	5	18	26	(13)	(8)

Total administrative expenses	1,457	1,421	1,244	36	177
Contribution to special programs	147	168	197	(21)	(29)
Service fee revenues	(331)	(311)	(295)	(20)	(16)
Externally funded outputs income	(36)	(24)	(28)	(12)	4
Net other income	(8)	(6)	(32)	(2)	26

Total Net Noninterest Expense	$1,229	$1,248	$1,086	$(19)	$162

Net Interest income:    The $10 million reduction in net interest income, was consistent with the lower short-term interest rates, in particular U.S. dollar six month LIBOR (Figure 12), which resulted in higher interest income from the equity duration extension swaps of $711 million, which partially offset the $742 million decline in interest income from equity-funded loans. In addition, investment income decreased by $109 million primarily due to mark-to-market gains from the tightening of credit spreads.

8. CONTRACTUAL OBLIGATIONS

In the normal course of business, IBRD enters into various contractual obligations that may require future payments. Table 18 summarizes IBRD’s significant contractual obligations, by remaining maturity, at June 30, 2011.

Debt includes all borrowings (excluding derivatives) at fair value. See Notes to Financial Statements-Note E-Borrowings for additional information on the borrowing portfolio.

Operating lease expenditures primarily represent future cash payments for real estate-related obligations and equipment. Other long-term liabilities include accrued liabilities for staff compensation and benefits. Operating leases, contractual purchases and capital expenditures, and other long term obligations include amounts which will be shared with IDA, IFC and The Multilateral Investment Guarantee Agency (MIGA) in accordance with cost sharing and service arrangements (additional information can be found in the Notes to Financial Statements-Note H-Transactions with Affiliated Organizations).

Table 18 excludes the following obligations presented in IBRD’s balance sheet: undisbursed loans; payable for currency and interest rate swaps; payable for investment securities purchased, cash received under agency arrangements, and payable for transfers approved by the Board of Governors.

Table 18: Contractual Obligations

In millions of U.S. dollars

	As of June 30, 2011
	Due in 1 Year or Less	Due after 1 Year through 3 Years	Due after 3 Years through 5 Years	Due After 5 Years	Total
Borrowings (at fair value)	$26,552	$33,628	$35,700	$39,362	$135,242
Operating leases	64	107	78	258	507
Contractual purchases and capital expenditures	44	24	—	—	68
Other long-term liabilities	84	120	98	215	517

Total	$26,744	$33,879	$35,876	$39,835	$136,334

9. CRITICAL ACCOUNTING POLICIES AND THE USE OF ESTIMATES

Note A of IBRD’s financial statements contains a summary of IBRD’s significant accounting policies. These policies, as well as estimates made by management, are integral to the presentation of IBRD’s financial condition. While all of these policies require a certain level of management judgment and estimates, this section discusses the significant accounting policies that require management to make judgments that are difficult, complex or subjective, and relate to matters that are inherently uncertain.

Provision for Losses on Loans and Other Exposures

IBRD’s accumulated provision for losses on loans and other exposures reflects the probable losses inherent in its accrual and nonaccrual portfolios. There are several steps required to determine the appropriate level of provisions for each portfolio. First, the total loan portfolio is segregated into the accrual and non-accrual portfolios. In both portfolios, the loans and other exposures for each country is then assigned a credit risk rating. With respect to loans in the accrual portfolio, these loans are grouped according to the assigned risk rating. Loans in the non-accrual portfolio are individually assigned the highest risk rating. Each risk rating is mapped to an expected default frequency using IBRD’s credit migration matrix. The provision required is calculated by multiplying the outstanding exposure by the expected default frequency (probability of default to IBRD) and by the assumed severity of the loss given default. For loans that are carried at fair value, the credit risk assessment is incorporated in the determination of fair value.

The determination of a borrower’s risk rating is based on both quantitative and qualitative analyses of various factors, which include political risk, external debt and liquidity, fiscal policy and public debt burden, balance of payments risks, economic structure and growth prospects, monetary and exchange rate policy, financial sector risks and corporate sector debt and other vulnerabilities. IBRD periodically reviews such factors and reassesses the adequacy of the accumulated provision, accordingly. Actual losses may differ from expected losses due to unforeseen changes in any of the factors that affect borrowers’ creditworthiness.

The accumulated provision for loan losses is separately reported in the balance sheet as a deduction from IBRD’s total loans. The accumulated provision for losses on guarantees and DDOs is included in other liabilities. Increases or decreases in the accumulated provision for losses on loans and other exposures is reported in the Statement of Income as provision for losses on loans and other exposures.

Additional information on IBRD’s provisioning policy and the status of non-accrual loans can be found in the Notes to Financial Statements-Note A-Summary of Significant Accounting and Related Policies and Note D-Loans and Other Exposures.

Fair Value of Financial Instruments

All fair value adjustments are recognized through the income statement. The fair values of financial instruments are based on a three level hierarchy.

For financial instruments classified as level 1 and 2, inputs are based on observable market data and less judgment is applied in arriving at a fair value measurement. For financial instruments classified as level 3, significant unobservable inputs are used. These inputs require Management to make significant assumptions and judgments in arriving at a fair value measurement.

The majority of IBRD’s financial instruments are classified as level 1 and level 2. As of June 30, 2011, the fair value instruments classified as level 3 represented approximately 9% and 10% of financial assets and liabilities, respectively.

On a quarterly basis, the methodology, inputs and assumptions are reviewed to assess the appropriateness of the fair value hierarchy classification of each financial instrument. All the financial models used for input to IBRD’s financial statements are subject to both internal and periodic external verification and review by qualified personnel.

Pension and Other Postretirement Benefits

IBRD participates, along with IFC and MIGA, in pension and postretirement benefit plans that cover substantially all of their staff members. All costs, assets and liabilities associated with the plans are allocated between IBRD, IFC and MIGA based upon their employees’ respective participation in the plans. Costs allocated to IBRD are subsequently shared between IBRD and IDA based on an agreed cost sharing ratio. The underlying actuarial assumptions used to determine the projected benefit obligations, accumulated benefit obligations and funded status associated with these plans are based on financial market interest rates, past experience, and management’s best estimate of future benefit changes and economic conditions. For further details, refer to Notes to Financial Statements-Note J-Pension and Other Postretirement Benefits.

10. GOVERNANCE AND CONTROL

General Governance

IBRD’s decision-making structure consists of the Board of Governors, the Executive Directors (the Board) and the President and staff. The Board of Governors is the highest decision-making authority. Governors are appointed by their member governments for a five-year term, which is renewable. The Board of Governors may delegate authority to the Executive Directors to exercise any of its powers, with the exception of certain powers enumerated in IBRD’s Articles.

Board Membership

In accordance with its Articles, members of the Board are appointed or elected every two years by their member governments. Currently the Board is composed of 25 Executive Directors. These Executive Directors are neither officers nor staff of IBRD. The President is the only management member of the Board, serving as a non-voting member and as Chairman of the Board.

The Executive Directors have established several Committees including:

•	Committee on Development Effectiveness

•	Audit Committee

•	Budget Committee

•	Personnel Committee

•	Ethics Committee

•	Committee on Governance and Administrative Matters

The Executive Directors and their Committees function in continuous session at the principal offices of IBRD, as business requires. Each Committee’s terms of reference establishes its respective roles and responsibilities. As Committees do not vote on issues, their role is primarily to serve the Board in discharging its responsibilities.

The Executive Directors are required to consider proposals made by the President on IBRD’s loans and guarantees, and other policies that impact IBRD’s general operations. The Executive Directors are also responsible for presenting to the Board of Governors, at the Annual Meetings, audited accounts, an administrative budget, and an annual report on operations and policies as well as other matters.

Senior Management Changes

Effective October 4, 2010, Mahmoud Mohieldin joined IBRD as a Managing Director.

Effective September 19, 2011, Caroline Anstey was appointed as a Managing Director of IBRD.

Effective August 15, 2011, Ngozi Okonjo-Iweala retired as Managing Director of IBRD.

Audit Committee

Membership

The Audit Committee consists of eight Executive Directors. Membership on the Committee is determined by the Executive Directors, based upon nominations by the Chairman of Board, following informal consultation with the Executive Directors.

Key Responsibilities

The Audit Committee is appointed by the Executive Directors to assist it in the oversight and assessment of IBRD’s finances and accounting, including the effectiveness of financial policies, the integrity of financial statements, the system of internal control regarding finance, accounting and ethics (including fraud and corruption), and financial and operational risks. The Audit Committee also has the responsibility for reviewing the performance and recommending to the Executive Directors the appointment of the external auditor, as well as monitoring the independence of the auditor. The Audit Committee participates in oversight of the internal audit function and reviews the annual internal audit plan. In the execution of its role, the Committee discusses with management, the external auditors, and the internal auditors, financial issues and policies which have a bearing on the institution’s financial position and risk-bearing capacity. The Committee also reviews with the external auditor the financial statements prior to their publication and recommends the annual audited financial statements for approval to the Executive Directors. The Audit Committee updated its terms of reference in July 2009.

Executive Sessions

Under the Committee’s terms of reference, members of the Committee may convene in executive session at any time, without management present. It meets separately in executive session with the external and internal auditors.

Access to Resources and to Management

Throughout the year, the Audit Committee receives a large volume of information, which supports the execution of its duties. The Audit Committee meets both formally and informally throughout the year to discuss relevant matters. The Audit Committee has complete access to management and reviews and discusses with management topics contemplated in their Terms of Reference.

The Audit Committee has the capacity, under exceptional circumstances, to obtain advice and assistance from outside legal, accounting or other advisors as deemed appropriate.

Business Conduct

Staff members’ ethical obligations to the institution are embodied in its core values and principles of staff employment. In support of this commitment, the institution has in place a code of conduct, entitled Living Our Values (the Code). The Code applies to all staff worldwide and is available on IBRD’s website, www.worldbank.org.

In addition to the Code, Staff and Administrative Manuals, guidance for staff is also provided through programs, training materials, and other resources. Managers are responsible for ensuring that internal systems, policies, and procedures are consistently aligned with the World Bank’s business conduct framework.

The World Bank has both an Ethics HelpLine and a Fraud and Corruption hotline. A third-party service offers numerous methods of worldwide communication. Reporting channels include: phone, mail, email, or through confidential submission through a website.

IBRD has in place procedures for the receipt, retention and handling of recommendations and concerns relating to business conduct identified during accounting, internal control and auditing processes.

The World Bank’s Staff Rules clarify and codify the obligations of staff in reporting suspected fraud, corruption or other misconduct that may threaten the operations or governance of the World Bank. Additionally, these rules offer protection from retaliation. Strengthened whistleblower protections have also been implemented recently.

Auditor Independence

The appointment of the external auditor of IBRD is governed by a set of Board-approved principles. Key features of those principles include:

•	Prohibition of the external auditor from the provision of all non audit-related services.

•	All audit-related services must be pre-approved on a case-by-case basis by the Executive Directors, upon recommendation of the Audit Committee.

•	Mandatory rebidding of the external audit contract every five years, with a limitation of two consecutive terms and mandatory rotation thereafter.

External auditors are appointed to a five-year term of service. This is subject to annual reappointment based on the recommendation of the Audit Committee and approval of a resolution by the Executive Directors.

Communication between the external auditor and the Audit Committee is ongoing, as frequently as is deemed necessary by either party. The Audit Committee meets periodically with the external auditor, and individual members of the Audit Committee have independent access to the external auditor. IBRD’s auditors also follow the communication requirements with audit committees set out under generally accepted auditing standards accepted in the United States of America and International Standards of Auditing.

Internal Control

Internal Control Over Financial Reporting

Management makes an annual assertion whether, as of June 30 of each fiscal year, its system of internal control over its external financial reporting has met the criteria for effective internal control over external financial reporting as described in Committee of Sponsoring Organizations of the Treadway Commission (COSO). Concurrently, IBRD’s external auditor provides an attestation report on whether management’s assertion regarding the effectiveness of internal control over external financial reporting is fairly stated in all material respects.

For each fiscal year, management performs an evaluation of internal control over external financial reporting for the purpose of determining if there are any changes made in internal control during the fiscal year covered by the report that materially affect, or would be reasonably likely to materially affect IBRD’s internal control over external financial reporting. As of June 30, 2011 no such changes had occurred.

Disclosure Control and Procedures

Disclosure control and procedures are those processes which are designed to ensure that information required to be disclosed is accumulated and communicated to management as appropriate, to allow timely decisions regarding required disclosure by IBRD. Management has undertaken an evaluation of the effectiveness of such controls and procedures. Based on that evaluation, the President and the CFO have concluded that these controls and procedures were effective as of June 30, 2011.

11. AFFILIATED ORGANIZATIONS—IFC, IDA AND MIGA

In partnership with private investors, IFC assists in financing the establishment, improvement, and expansion of private sector enterprises by making investments where sufficient private capital is not otherwise available on reasonable terms. One hundred and eighty two countries are members of IFC. Under its Articles, IBRD is permitted to make loans to IFC without guarantee by a member, subject to the limitation that IBRD may not lend IFC any amount which would increase IFC’s total outstanding debt beyond a certain threshold. One of the ways in which IFC monitors its borrowing exposure is the Debt-to-Equity ratio, defined as the ratio of outstanding borrowings plus outstanding guarantees to subscribed capital plus undesignated retained earnings (less cumulative unrealized gains and losses on loans, equity investments, and other non-trading financial instruments accounted for at fair value in net income). At June 30, 2011 this ratio was 2.6:1 (2.2:1 at June 30, 2010). IFC’s total outstanding debt before any adjustments for fair value was $38,454 million at June 30, 2011 ($31,206 million, June 30, 2010). Of IFC’s total outstanding debt at June 30, 2011, $50 million was due to IBRD ($50 million at June 30, 2010). IFC has a Local Currency Borrowing Facility Agreement with IBRD which is capped at $300 million. At June 30, 2011, the borrowing outstanding was $50 million under this facility ($50 million—June 30, 2010). IFC recorded a grant to IDA of $600 million in the year ended June 30, 2011 ($200 million—year ended June 30, 2010), for IDA to use in providing financing in the form of grants in addition to loans, all in furtherance of IFC’s purpose as stated in its Articles of Agreement.

IDA’s purpose is to promote economic development in the less developed areas of the world included in IDA’s membership by providing a combination of grants and financing on concessionary terms. IDA is financed by capital subscriptions and contributions from its members and may not borrow from IBRD.

Under a statement of policy of IBRD’s Board of Governors, IBRD may make transfers to IDA only out of net income that (a) accrued during the fiscal year in respect of which the transfer is made and (b) is not needed for allocation to reserves or otherwise required to be retained in IBRD’s business. Transfers may also be made out of net income previously transferred to surplus, upon the approval of the Board of Governors. Transfer approvals to IDA total $11,595 million as of June 30, 2011. For additional information on transfers of IBRD’s net income to IDA, see Financial Overview on page 4 of this Information Statement and the Notes to Financial Statements— Note G—Retained Earnings, Allocations and Transfers.

MIGA was established to encourage the flow of investments for productive purposes by providing guarantees against noncommercial risks for foreign investment in its developing member countries. IBRD may not lend to MIGA.

12. ADMINISTRATION OF IBRD

IBRD’s administration is composed of the Board of Governors, the Executive Directors, the President, other officers, and staff.

All the powers of IBRD are vested in the Board of Governors, which consists of a Governor and an Alternate Governor appointed by each member of IBRD, who exercise the voting power to which that member is entitled. Each member is entitled to 250 votes plus one vote for each share held. The Board of Governors holds regular annual meetings.

There are 25 Executive Directors. Five of these are appointed, one by each of the five members having the largest number of shares of capital stock at the time of such appointment (the United States, Japan, Germany, France and the United Kingdom), and 19 are elected by the Governors representing the other members. The Board of Governors has delegated to the Executive Directors authority to exercise all the powers of IBRD except those reserved to the Governors under the Articles. The Executive Directors function as a board, and each Executive Director is entitled to cast the number of votes of the member or members by which such person is appointed or elected.

The following is an alphabetical list of the Executive Directors of IBRD and the member countries by which they were appointed or elected:

Name	Countries
Abdulrahman M. Almofadhi	Saudi Arabia
Anna Brandt	Denmark, Estonia, Finland, Iceland, Latvia, Lithuania, Norway, Sweden
Felix A. Camarasa	Argentina, Plurinational State of Bolivia, Chile, Paraguay, Peru, Uruguay
Piero Cipollone	Albania, Greece, Italy, Malta, Portugal, San Marino, Timor-Leste
Ambroise Fayolle	France
Jorg G. Frieden	Azerbaijan, Kazakhstan, Kyrgyz Republic, Poland, Serbia, Switzerland, Tajikistan, Turkmenistan, Uzbekistan
Marta Maria Garcia Jauregui	Costa Rica, El Salvador, Guatemala, Honduras, Mexico, Nicaragua, Spain, Republica Bolivariana de Venezuela
Vadim Nikolaevich Grishin	Russian Federation
Merza Hussain Hasan	Bahrain, Arab Republic of Egypt, Iraq, Jordan, Kuwait, Lebanon, Libya, Maldives, Oman, Qatar, Syrian Arab Republic, United Arab Emirates, Republic of Yemen
Nobumitsu Hayashi	Japan
Ingrid G. Hoven	Germany
Konstantin Huber	Austria, Belarus, Belgium, Czech Republic, Hungary, Kosovo, Luxembourg, Slovak Republic, Slovenia, Turkey
Hekinus Manao	Brunei Darussalam, Fiji, Indonesia, Lao People’s Democratic Republic, Malaysia, Myanmar, Nepal, Singapore, Thailand, Tonga, Vietnam
Agapito Mendes Dias	Benin, Burkina Faso, Cameroon, Cape Verde, Central African Republic, Chad, Comoros, Democratic Republic of Congo, Republic of Congo, Cote d’Ivoire, Djibouti, Equatorial Guinea, Gabon, Guinea, Guinea-Bissau, Madagascar, Mali, Mauritania, Mauritius, Niger, Sao Tome and Principe, Senegal, Togo
Renosi Mokate	Angola, Nigeria, South Africa
Susanna Mary Davies Moorehead	United Kingdom
Marie-Lucie Morin	Antigua and Barbuda, The Bahamas, Barbados, Belize, Canada, Dominica, Grenada, Guyana, Ireland, Jamaica, St. Kitts and Nevis, St. Lucia, St. Vincent and the Grenadines
Mukesh Nandan Prasad	Bangladesh, Bhutan, India, Sri Lanka
Ian H. Solomon	United States
Rogerio Studart	Brazil, Colombia, Dominican Republic, Ecuador, Haiti, Panama, Philippines, Suriname, Trinidad and Tobago
Hassan Ahmed Taha	Botswana, Burundi, Eritrea, Ethiopia, The Gambia, Kenya, Lesotho, Liberia, Malawi, Mozambique, Namibia, Rwanda, Seychelles, Sierra Leone, Somalia, Sudan, Swaziland, Tanzania, Uganda, Zambia, Zimbabwe
Javed Talat	Afghanistan, Algeria, Ghana, Islamic Republic of Iran, Morocco, Pakistan, Tunisia

Name	Countries
Rudolf Jan Treffers	Armenia, Bosnia and Herzegovina, Bulgaria, Croatia, Cyprus, Georgia, Israel, former Yugoslav Republic of Macedonia, Moldova, Montenegro, Netherlands, Romania, Ukraine
John Henry Whitehead	Australia, Cambodia, Kiribati, Republic of Korea, Marshall Islands, Federated States of Micronesia, Mongolia, New Zealand, Palau, Papua New Guinea, Samoa, Solomon Islands, Tuvalu, Vanuatu
Shaolin Yang	China

The President is selected by the Executive Directors. Subject to their direction on questions of policy, the President is responsible for the conduct of the ordinary business of IBRD and for the organization, appointment, and dismissal of its officers and staff.

The following is a list of the principal officers of the Bank:

President	Robert B. Zoellick
Managing Director	Caroline Anstey
Managing Director	Sri Mulyani Indrawati
Managing Director	Mahmoud Mohieldin
Chief Financial Officer	Vincenzo La Via
Senior Vice President, World Bank Group General Counsel	Anne-Marie Leroy
Senior Vice President, Development Economics and Chief Economist	Yifu Lin
Vice President, East Asia and Pacific	James W. Adams
Vice President, Middle East and North Africa	Inger Andersen
Vice President and Treasurer	Madelyn Antoncic
Vice President and Auditor General	Clare Brady
Vice President and Head of Network, Poverty Reduction and Economic Management	Otaviano Canuto
Vice President, Latin America and the Caribbean	Pamela Cox
Vice President and Head of Network, Financial and Private Sector Development	Janamitra Devan
Vice President, Africa	Obiageli Katryn Ezekwesili
Vice President and Corporate Secretary	Jorge Familiar Calderon
Vice President, South Asia	Isabel M. Guerrero
Director-General, Independent Evaluation Group	Caroline Heider
Vice President and Group Chief Risk Officer	Robert Kopech
Vice President and Head of Network, Sustainable Development	Rachel Kyte
Vice President, Europe and Central Asia	Philippe Le Houerou
Vice President Information Solutions Group and Chief Information Officer	Shelley Leibowitz
Vice President and Head of Network, Human Development	Tamar Manuelyan Atinc
Vice President for Institutional Integrity	Leonard McCarthy
Vice President and Controller	Charles A. McDonough
Vice President, External Affairs, Communications and United Nations Affairs	Cyril Muller (effective November 1, 2011)
Vice President, World Bank Institute	Sanjay Pradhan
Vice President, Corporate Finance and Risk Management	Van Pulley
Vice President, Concessional Finance and Global Partnerships	Axel van Trotsenburg
Vice President, Human Resources	Hasan Tuluy
Vice President and Head of Network, Operations Policy and Country Services	Joachim von Amsberg

13. THE ARTICLES OF AGREEMENT

The Articles constitute IBRD’s governing charter. They establish the status, privileges and immunities of IBRD, prescribe IBRD’s purposes, capital structure and organization, authorize the operations in which it may engage and impose limitations on the conduct of those operations. The Articles also contain, among other things, provisions with respect to the admission of additional members, the increase of the authorized capital stock of IBRD, the terms and conditions under which IBRD may make or guarantee loans, the use of currencies held by IBRD, the distribution of net income of IBRD to its members, the withdrawal and suspension of members, and the suspension of operations of IBRD.

The Articles provide that they may be amended (except for certain provisions the amendment of which requires acceptance by all members) by consent of three-fifths of the members having 85% of the total voting power. The Articles further provide that questions of interpretation of provisions of the Articles arising between any member and IBRD or between members of IBRD shall be decided by the Executive Directors. Their decisions may be referred by any member to the Board of Governors, whose decision is final. Pending the result of such reference, IBRD may act on the basis of the decision of the Executive Directors.

The Articles and the decisions made by the Executive Directors on questions of interpretation may be obtained from IBRD.

14. LEGAL STATUS, PRIVILEGES AND IMMUNITIES

The Articles contain provisions which accord to IBRD, in the territories of each of its members, legal status and certain privileges and immunities. The following is a summary of the more important of these provisions.

IBRD has full juridical personality with capacity to make contracts, to acquire and dispose of property and to sue and be sued. Actions may be brought against IBRD in a court of competent jurisdiction in territories of any member in which IBRD has an office, has appointed an agent for accepting service or notice of process or has issued or guaranteed securities, but no actions against IBRD may be brought by its members or persons acting for or deriving claims from its members.

The Governors and Executive Directors, and their Alternates, and the officers and employees of IBRD are immune from legal process for acts performed by them in their official capacity, except when IBRD waives such immunity.

The archives of IBRD are inviolable. The assets of IBRD are immune from seizure, attachment or execution prior to delivery of final judgment against IBRD.

IBRD, its assets, property and income, and its operations and transactions authorized by the Articles, are immune from all taxation and from all customs duties. IBRD is also immune from liability for the collection or payment of any tax or duty.

The securities issued by IBRD and the interest thereon are not exempt from taxation generally.

Under the Articles, securities issued by IBRD and the interest thereon are not subject to any tax by a member (a) which tax discriminates against such securities solely because they are issued by IBRD, or (b) if the sole jurisdictional basis for the tax is the place or currency in which such securities are issued, made payable or paid, or the location of any office or place of business maintained by IBRD. Also, under the Articles, IBRD is not under any obligation to withhold or pay any tax on any interest on such securities.

15. FISCAL YEAR, ANNOUNCEMENTS, AND ALLOCATION OF NET INCOME

FISCAL YEAR

IBRD’s fiscal year runs from July 1 to June 30.

ANNOUNCEMENTS

Pursuant to the Articles, IBRD published an annual report containing its audited annual financial statements and distributed quarterly financial statements to its members.

ALLOCATION OF NET INCOME

The Board of Governors determines annually what part of IBRD’s net income, after making provisions for reserves, shall be allocated to surplus and what part, if any, shall be distributed. Since its inception, IBRD has neither declared nor paid any dividend to its member countries. However, IBRD has periodically transferred a portion of its net income to IDA or to other uses that promote the purpose of IBRD (see Financial Overview on page 4 of this Information Statement and the Notes to Financial Statements–Note G–Retained Earnings, Allocations and Transfers).

16. AUDIT FEES

For FY 2011 and FY 2010, KPMG LLP (KPMG) served as IBRD’s independent external auditors. The aggregate fees for professional services rendered for IBRD and IDA by KPMG for FY 2011 and FY 2010 are as follows: $2.4 million for audit services ($2.3 million—FY 2010), and $0.3 million for audit-related services ($0.5 million —FY 2010). Audit related services include accounting consultations concerning financial accounting and reporting standards. No tax services were provided in FY 2011 and FY 2010. IBRD records its share of these fees as part of administrative expenses based on an agreed cost sharing formula. (See the Notes to the Financial Statements-Note H-Transactions with Affiliated Organizations, for a description of the allocation of administrative expenses between IBRD and IDA.)

See the Governance section of this Information Statement for additional discussion of auditor independence issues.

17. GLOSSARY OF TERMS

Asset-backed Securities:    Asset-backed securities are instruments whose cash flow is based on the cash flows of a pool of underlying assets managed by a trust.

COSO:    Committee of Sponsoring Organizations of the Treadway Commission. COSO was formed in 1985 to sponsor the National Commission on Fraudulent Financial Reporting, an independent private-sector initiative which studied the causal factors that can lead to fraudulent financial reporting. In 1992, COSO issued its Internal Control-Integrated Framework, which provided a common definition of internal control and guidance on judging its effectiveness.

Credit Default Swaps (CDS):    A derivatives contract that provides protection against deteriorating credit quality and would allow one party to receive payment in the event of a default or specified credit event by a third party.

Currency Swaps (including Currency Forward Contracts):    Currency swaps are agreements between two parties to exchange cash flows denominated in different currencies at one or more certain times in the future. The cash flows are based on a predetermined formula reflecting rates of interest and an exchange of principal.

Duration:    Duration provides an indication of the interest rate sensitivity of a fixed income security to changes in its underlying yield.

Equity-to-Loans Ratio:    This ratio is the sum of usable capital plus the special and general reserves, cumulative translation adjustment (excluding amounts associated with fair value adjustment on non-trading portfolios, net), the proposed transfer from unallocated net income to general reserves (where there are firm estimates available), net underfunded status of IBRD’s pension plans and the cumulative income earned on LTIP assets adjusted by the fixed draw down amount divided by the sum of loans outstanding, the present value of guarantees, effective but undisbursed DDOs, net of the accumulated provision for losses on loans and other exposures, deferred loan income and LTIP assets.

Equity-funded loans:    Interest cost saved by deploying equity instead of debt to fund loans.

Forward Starting Swaps:    A forward starting swap is an agreement under which the cash flow exchanges of the underlying interest rate swaps would begin to take effect from a specified future date.

Futures:    Futures are contracts for delivery of securities or money market instruments in which the seller agrees to make delivery at a specified future date of a specified instrument at a specified price or yield. Futures contracts are traded on U.S. and international regulated exchanges.

Government and Agency Obligations:    These obligations include marketable bonds, notes and other obligations issued by governments.

Interest Margin on debt-funded loans:    The spread between loan returns and debt cost.

Interest Rate Swaps:    Interest rate swaps are agreements involving the exchange of periodic interest payments of differing character, based on an underlying notional principal amount for a specified time.

LIBOR:    London interbank offered rate.

Maintenance of Value:    Agreements with members provide for the maintenance of the value, from the time of subscription, of certain restricted currencies. Additional payments to (or from) IBRD are required in the event the par value of the currency is reduced (or increased) to a significant extent.

Net Loan Disbursements:    Loan disbursements net of repayments and prepayments.

Options:    Options are contracts that allow the holder of the option the right, but not the obligation, to purchase or sell a financial instrument at a specified price within a specified period of time from or to the seller of the option. The purchaser of an option pays a premium at the outset to the seller of the option, who then bears the risk of an unfavorable change in the price of the financial instrument underlying the option.

Return on Equity:    This return is computed as net income divided by the average equity balance during the year.

Risk-bearing Capacity:    The ability to absorb risks in the balance sheet while continuing normal operations without having to call on callable capital.

Strategic Capital Adequacy Framework:    Evaluates IBRD’s capital adequacy as measured by stress test and appropriate long term equity-to-loan target range. This target equity-to-loans range provides a background framework in the context of annual net income allocation decisions, as well as in the assessment of the initiatives for the use of capital. The capital adequacy framework has been approved by the Executive Directors.

Statutory Lending Limit:    Under IBRD’s Articles, as applied, the total amount outstanding of loans, participations in loans, and callable guarantees may not exceed the sum of subscribed capital, reserves and surplus.

Swaptions:    A swaption is an option which gives the holder the right to enter into an Interest Rate Swap or Currency Swap at a future date.

Time Deposits:    Time deposits include certificates of deposit, bankers’ acceptances, and other obligations issued or unconditionally guaranteed by banks and other financial institutions.

World Bank:    Refers collectively to IBRD and IDA in this document.

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International Bank For Reconstruction and Development

Financial Statements and Internal Control Reports

June 30, 2011

Management’s Report Regarding Effectiveness of Internal Control Over External Financial Reporting	64

Independent Auditors’ Report on Management’s Assertion Regarding Effectiveness of Internal Control Over Financial Reporting	66

Independent Auditors’ Report	67

Balance Sheet	68

Statement of Income	70

Statement of Comprehensive Income	71

Statement of Changes in Retained Earnings	71

Statement of Cash Flows	72

Summary Statement of Loans	73

Statement of Subscriptions to Capital Stock and Voting Power	76

Notes to Financial Statements	80

Management’s Financial Reporting Assurance

The World Bank INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT INTERNATIONAL DEVELOPMENT ASSOCIATION	1818 H Street N.W. Washington, D.C. 20433 U.S.A.	(202) 477-1234 Cable Address: INTBAFRAD Cable Address: INDEVAS

Management’s Financial Reporting Assurance

August 4, 2011

Audit Committee of the Board of Executive Directors

International Bank for Reconstruction and Development

We have reviewed the financial statements for the period ending on June 30, 2011, and the accompanying management’s discussion and analysis of the International Bank for Reconstruction and Development (IBRD) (collectively, the “Reports”). Based on our knowledge, the Reports do not (1) contain any untrue statement of a material fact, or (2) omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by the Reports.

Based on our knowledge, the financial statements and other financial information included in the Reports fairly present in all material respects the financial condition, results of operations, changes in net assets, and cash flows of IBRD for the periods presented in the Reports.

Management is responsible for establishing and maintaining internal controls and procedures over external financial reporting for IBRD. As part of carrying out these responsibilities, Management has:

•

designed internal controls and procedures to ensure that material information required to meet the accuracy and completeness standards set forth above with regard to the Reports is recorded, processed, summarized and reported in a timely manner, as well as to ensure that such information is accumulated and communicated to Management as appropriate to allow timely decisions regarding required disclosure; and

•

designed internal controls over external financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Management has evaluated the effectiveness of IBRD’s internal controls and procedures as of the date of the Reports; and presented in management’s discussion and analysis its conclusions about the effectiveness of such controls and procedures, as of the end of the period covered by the Reports, based on such evaluation. Management has disclosed in the Reports any change in IBRD’s internal controls over external financial reporting that occurred during the period covered by the Reports that has materially affected, or is reasonably likely to materially affect, IBRD’s internal controls over external financial reporting.

Further, Management has disclosed, based on its most recent evaluation of internal controls over external financial reporting, to IBRD’s external auditors and the Audit Committee of IBRD’s Board of Executive Directors:

•

all significant deficiencies in the design or operation of internal controls over external financial reporting which are reasonably likely to adversely affect IBRD’s ability to record, process, summarize, and report financial information; and

•	any fraud, whether or not material, that involves Management or other employees who have a significant role in IBRD’s internal controls over external financial reporting.

Robert B. Zoellick President	Vincenzo La Via Chief Financial Officer

Management’s Report Regarding Effectiveness of Internal Control Over External Financial Reporting

The World Bank INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT INTERNATIONAL DEVELOPMENT ASSOCIATION	1818 H Street N.W. Washington D.C. 20433 U.S.A.	(202) 477-1234 Cable Address: INTBAFRAD Cable Address: INDEVAS

Management’s Report Regarding Effectiveness of Internal

Control Over External Financial Reporting

August 4, 2011

The management of the International Bank for Reconstruction and Development (IBRD) is responsible for the preparation, integrity, and fair presentation of its published financial statements. The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and include amounts based on informed judgments and estimates made by management.

The financial statements have been audited by an independent audit firm, which was given unrestricted access to all financial records and related data, including minutes of all meetings of the Executive Directors and their Committees. Management believes that all representations made to the independent auditors during their audit of IBRD’s financial statements and attestation of its internal control over financial reporting was valid and appropriate. The independent auditors’ reports accompany the audited financial statements.

Management is responsible for establishing and maintaining effective internal control over external financial reporting for financial statement presentations in conformity with accounting principles generally accepted in the United States of America. Management maintains a comprehensive system of controls intended to ensure that transactions are executed in accordance with management’s authorization, assets are safeguarded, and financial records are reliable. The system of internal control contains monitoring mechanisms, and actions are taken to correct deficiencies identified. Management believes that internal control over external financial reporting, which is subject to scrutiny by management and the internal auditors, and is revised as considered necessary, supports the integrity and reliability of the external financial statements.

There are inherent limitations in the effectiveness of any internal control, including the possibility of human error and the circumvention or overriding of controls. Accordingly, even effective internal controls can provide only reasonable assurance with respect to financial statement preparation. Further, because of changes in conditions, the effectiveness of internal controls may very over time.

IBRD assessed its internal control over external financial reporting for financial statement presentation in conformity with accounting principles generally accepted in the United States of America as of June 30, 2011. This assessment was based on the criteria for effective internal control over external financial reporting described in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based upon this assessment, management believes that IBRD maintained effective internal control over external financial reporting presented in conformity with accounting principles generally accepted in the United States of America as of June 30, 2011. The independent audit firm that audited the financial statements has issued an attestation report on management’s assertion on IBRD’s internal control over external financial reporting.

The Executive Directors of IBRD have appointed an Audit Committee responsible for monitoring the accounting practices and internal controls of IBRD. The Audit Committee is comprised entirely of Executive Directors who are independent of IBRD’s management. The Audit Committee is responsible for recommending to the Executive Directors the selection of independent auditors. It meets periodically with management, the independent auditors, and the internal auditors to ensure that they are carrying out their responsibilities. The Audit Committee is responsible for performing an oversight role by reviewing and monitoring the financial, accounting and auditing procedures of IBRD in addition to reviewing IBRD’s financial reports. The independent auditors and the internal auditors have full and free access to the Audit Committee, with or without the presence of management, to discuss the adequacy of internal control over external financial reporting and any other matters which they believe should be brought to the attention of the Audit Committee.

Robert B. Zoellick

President

Vincenzo La Via

Chief Financial Officer

Charles A. McDonough

Vice President and Controller

Independent Auditors’ Report on

Management’s Assertion Regarding Effectiveness of

Internal Control Over Financial Reporting

KPMG LLP 2001 M Street, NW Washington, DC 20036

INDEPENDENT AUDITORS’ REPORT

President and Board of Executive Directors

International Bank for Reconstruction and Development:

We have examined management’s assertion, included in the accompanying Management’s Report Regarding Effectiveness of Internal Control Over External Financial Reporting, that the International Bank for Reconstruction and Development (IBRD) maintained effective internal control over external financial reporting as of June 30, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Commission of Sponsoring Organizations of the Treadway Commission (COSO). IBRD’s management is responsible for maintaining effective internal control over financial reporting, and for its assertion on the effectiveness of internal control over external financial reporting, included in the accompanying Management’s Report Regarding Effectiveness of Internal Control Over External Financial Reporting. Our responsibility is to express an opinion on management’s assertion based on our examination.

We conducted our examination in accordance with attestation standards established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the examination to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our examination included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our examination also included performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

An entity’s internal control over financial reporting is a process effected by those charged with governance, management, and other personnel, designed to provide reasonable assurance regarding the preparation of reliable financial statements in accordance with U.S. generally accepted accounting principles. An entity’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the entity; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the entity are being made only in accordance with authorizations of management and those charged with governance; and (3) provide reasonable assurance regarding prevention, or timely detection and correction of unauthorized acquisition, use, or disposition of the entity’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent, or detect and correct misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assertion that IBRD maintained effective internal control over external financial reporting as of June 30, 2011 is fairly stated, in all material respects, based on criteria established in Internal Control – Integrated Framework issued by the Commission of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with auditing standards generally accepted in the United States of America and International Standards on Auditing, the accompanying balance sheet of IBRD as of June 30, 2011 and 2010, including the summary statement of loans and the statement of subscriptions to capital stock and voting power as of June 30, 2011, and the related statements of income, comprehensive income, changes in retained earnings and cash flows for each of the fiscal years in the three-year period ended June 30, 2011, and our report dated August 4, 2011 expressed an unqualified opinion on those financial statements.

August 4, 2011	KPMG LLP is a Delaware limited liability partnership, the U.S. member firm of KPMG International Cooperative (“KPMG International”), a Swiss entity.

Independent Auditors’ Report

KPMG LLP 2001 M Street, NW Washington, DC 20036

INDEPENDENT AUDITORS’ REPORT

President and Board of Executive Directors

International Bank for Reconstruction and Development:

We have audited the accompanying balance sheet of the International Bank for Reconstruction and Development (IBRD) as of June 30, 2011 and 2010, including the summary statement of loans and the statement of subscriptions to capital stock and voting power as of June 30, 2011, and the related statements of income, comprehensive income, changes in retained earnings and cash flows for each of the fiscal years in the three-year period ended June 30, 2011. These financial statements are the responsibility of IBRD’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America and International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of IBRD as of June 30, 2011 and 2010, and the results of its operations and its cash flows for each of the fiscal years in the three-year period ended June 30, 2011 in conformity with U.S. generally accepted accounting principles.

We also have examined, in accordance with attestation standards established by the American Institute of Certified Public Accountants, management’s assertion, included in the accompanying Management’s Report Regarding Effectiveness of Internal Control Over External Financial Reporting, that IBRD maintained effective internal control over external financial reporting as of June 30, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated August 4, 2011 expressed an unqualified opinion on management’s assertion.

August 4, 2011	KPMG LLP is a Delaware limited liability partnership, the U.S. member firm of KPMG International Cooperative (“KPMG International”), a Swiss entity.

Balance Sheet

June 30, 2011 and June 30, 2010

Expressed in millions of U.S. dollars

	2011	2010
Assets

Due from Banks
Unrestricted currencies	$2,312	$1,581
Currencies subject to restrictions	150	222

	2,462	1,803

Investments—Trading (including securities transferred under repurchase or securities lending agreements of $151 million—June 30, 2011; $204 million—June 30, 2010)—Note C	32,598	35,960

Securities Purchased Under Resale Agreements—Note C	47	289

Derivative Assets
Investments—Notes C and F	12,423	13,446
Client operations—Notes F and H	31,978	17,633
Borrowings—Notes E and F	97,199	87,457
Others—Note F	3,111	3,287

	144,711	121,823

Other Receivables
Receivable from investment securities traded—Note C	83	21
Accrued income on loans	827	764

	910	785

Loans Outstanding (Summary Statement of Loans, Notes D and H)
Total loans	196,894	183,677
Less undisbursed balance	64,435	63,574

Loans outstanding (including loans at fair value of $139 million—June 30, 2011; $109 million—June 30, 2010)	132,459	120,103
Less:
Accumulated provision for loan losses	1,549	1,553
Deferred loan income	440	446

Net loans outstanding	130,470	118,104

Other Assets
Assets under retirement benefits plans—Note J	328	—
Premises and equipment (net)	885	635
Miscellaneous—Note H	1,460	2,436

	2,673	3,071

Total assets	$313,871	$281,835

Balance Sheet

June 30, 2011 and June 30, 2010

Expressed in millions of U.S. dollars

	2011	2010
Liabilities

Borrowings—Note E	$135,242	$128,577

Securities Sold Under Repurchase Agreements, Securities Lent under Securities Lending Agreements, and Payable for Cash Collateral Received—Note C	2,184	998

Derivative Liabilities
Investments—Notes C and F	13,275	13,557
Client operations—Notes F and H	31,964	17,623
Borrowings—Notes E and F	84,458	78,655
Others—Note F	732	780

	130,429	110,615

Payable to Maintain Value of Currency Holdings on Account of Subscribed Capital	66	8

Other Liabilities
Payable for investment securities purchased—Note C	1,320	229
Accrued charges on borrowings	1,227	1,190
Liabilities under retirement benefits plans—Note J	866	1,164
Accounts payable and miscellaneous liabilities—Notes D and H	2,854	2,793

	6,267	5,376

Total liabilities	274,188	245,574

Equity

Capital Stock (Statement of Subscriptions to Capital Stock and Voting Power, Note B)
Authorized capital (2,307,600 shares—June 30, 2011, and 1,581,724 shares— June 30, 2010) Subscribed capital (1,605,930 shares—June 30, 2011, and 1,574,526 shares— June 30, 2010)	193,732	189,943
Less uncalled portion of subscriptions	182,012	178,451

Paid-in capital	11,720	11,492

Nonnegotiable, Noninterest-bearing Demand Obligations on Account of Subscribed Capital	(1,137)	(1,123)

Receivable Amounts to Maintain Value of Currency Holdings—Note B	(52)	(171)

Deferred Amounts to Maintain Value of Currency Holdings—Note B	848	313

Retained Earnings (Statement of Changes in Retained Earnings, Note G)	29,723	28,793

Accumulated Other Comprehensive Loss—Note K	(1,419)	(3,043)

Total equity	39,683	36,261

Total liabilities and equity	$313,871	$281,835

The Notes to Financial Statements are an integral part of these Statements.

Statement of Income

For the fiscal years ended June 30, 2011, June 30, 2010 and June 30, 2009

Expressed in millions of U.S. dollars

	2011	2010	2009
Income
Loans—Note D
Interest	$2,451	$2,460	$3,789
Commitment charges	21	33	46
Investments, net—Trading—Notes C and F	367	367	603
Interest on equity duration extension swaps, net—Note F	1,139	994	283
Other—Notes H and I	292	254	316

Total income	4,270	4,108	5,037

Expenses
Borrowings—Note E
Interest	1,687	1,750	2,739
Administrative—Notes H, I, and J	1,457	1,421	1,244
Contributions to special programs	147	168	197
Provision for losses on loans and other exposures (decrease) increase—Note D	(45)	(32)	284
Other	1	1	1

Total expenses	3,247	3,308	4,465

Income before fair value adjustment on non-trading portfolios, net and Board of Governors-approved transfers	1,023	800	572
Fair value adjustment on non-trading portfolios, net—Notes D, E, F and L	420	(1,038)	3,280
Board of Governors-approved transfers—Note G	(513)	(839)	(738)

Net income (loss)	$930	$(1,077)	$3,114

The Notes to Financial Statements are an integral part of these Statements.

Statement of Comprehensive Income

For the fiscal years ended June 30, 2011, June 30, 2010 and June 30, 2009

Expressed in millions of U.S. dollars

	2011	2010	2009
Net income (loss)	$930	$(1,077)	$3,114
Other comprehensive income (loss)—Note K
Reclassification to net income:
Derivatives and hedging transition adjustment	(11)	(5)	11
Net actuarial gains (losses) on benefit plans	834	(724)	(1,581)
Prior service credit on benefit plans, net	8	6	—
Currency translation adjustments	793	(637)	(366)

Total other comprehensive income (loss)	1,624	(1,360)	(1,936)

Comprehensive income (loss)	$2,554	$(2,437)	$1,178

Statement of Changes in Retained Earnings

For the fiscal years ended June 30, 2011, June 30, 2010, and June 30, 2009

Expressed in millions of U.S. dollars

	2011	2010	2009
Retained earnings at beginning of the fiscal year	$28,793	$29,870	$29,322
Adjustments to beginning balance: Cumulative effect of adoption of Fair Value Option—Note E	—	—	(2,566)
Net income (loss) for the fiscal year	930	(1,077)	3,114

Retained earnings at end of the fiscal year	$29,723	$28,793	$29,870

The Notes to Financial Statements are an integral part of these Statements.

Statement of Cash Flows

For the fiscal years ended June 30, 2011, June 30, 2010 and June 30, 2009

Expressed in millions of U.S. dollars

	2011	2010	2009
Cash flows from investing activities
Loans
Disbursements	$(21,839)	$(28,775)	$(18,529)
Principal repayments	10,769	10,488	9,988
Principal prepayments	3,116	1,137	232
Loan origination fees received	26	32	24
Other investing activities, net	(312)	(73)	(74)

Net cash used in investing activities	(8,240)	(17,191)	(8,359)

Cash flows from financing activities
Medium and long-term borrowings
New issues	29,722	31,696	39,092
Retirements	(21,047)	(26,703)	(18,653)
Net short-term borrowings	(8,841)	8,880	1,543
Net derivatives-Borrowings	301	102	133
Net derivatives-Other assets/liabilities	—	17	(1)
Capital subscriptions	228	1	5
Net capital transactions	235	554	77

Net cash provided by financing activities	598	14,547	22,196

Cash flows from operating activities
Net income (loss)	930	(1,077)	3,114
Adjustment to reconcile net income (loss) to net cash provided by (used in) operating activities
Fair value adjustment on non-trading portfolios, net	(420)	1,038	(3,280)
Depreciation, amortization and other non-cash items	815	879	920
Provision for losses on loans and other exposures, (decrease) increase	(45)	(32)	284
Changes in:
Investments-Trading	5,709	4,431	(16,358)
Net investment securities traded/purchased-Trading	1,028	(2,193)	2,283
Net derivatives-Investments	(1,274)	283	826
Net securities purchased/sold under resale/repurchase agreements and payable for cash collateral received	1,420	(1,580)	561
Accrued income on loans	(48)	101	143
Miscellaneous assets	(401)	426	837
Accrued charges on borrowings	27	(285)	(227)
Accounts payable and miscellaneous liabilities	608	(152)	(675)

Net cash provided by (used in) operating activities	8,349	1,839	(11,572)

Effect of exchange rate changes on unrestricted cash	24	6	(7)

Net increase (decrease) in unrestricted cash	731	(799)	2,258
Unrestricted cash at beginning of the fiscal year	1,581	2,380	122

Unrestricted cash at end of the fiscal year	$2,312	$1,581	$2,380

Supplemental disclosure
Increase (decrease) in ending balances resulting from exchange rate fluctuations
Loans outstanding	$4,347	$(2,846)	$(1,689)
Investment portfolio	323	(29)	198
Borrowing portfolio	3,430	(2,072)	(711)
Capitalized loan origination fees included in total loans	40	80	36
Interest paid on borrowings	499	1,148	2,493

The Notes to Financial Statements are an integral part of these Statements.

Summary Statement of Loans

June 30, 2011

Expressed in millions of U.S. dollars

Borrower or guarantor	Total loans	Loans approved but not yet effective[a]	Undisbursed balance of effective loans[b]	Loans outstanding	Percentage of total loans outstanding
Albania	$84	$26	$28	$30	0.02%
Algeria	9	—	—	9	0.01
Argentina	10,227	2,446	2,403	5,378	4.06
Armenia	266	58	92	116	0.09
Azerbaijan	1,841	39	1,428	374	0.28
Barbados	45	—	27	18	0.01
Belarus	693	150	240	303	0.23
Belize	25	—	14	11	0.01
Bolivia, Plurinational State of	*	—	—	*	*
Bosnia & Herzegovina	564	—	109	455	0.34
Botswana	372	—	316	56	0.04
Brazil	15,632	945	4,285	10,402	7.85
Bulgaria	1,711	—	307	1,404	1.06
Cameroon	21	—	—	21	0.02
Chile	182	—	25	157	0.12
China	19,802	1,280	5,530	12,992	9.81
Colombia	8,171	250	463	7,458	5.63
Costa Rica	723	—	150	573	0.43
Cote d’Ivoire	7	—	—	7	0.01
Croatia	2,379	—	559	1,820	1.37
Dominica	1	—	—	1	*
Dominican Republic	1,050	—	200	850	0.64
Ecuador	415	—	10	405	0.31
Egypt, Arab Republic of	5,944	1,330	1,993	2,621	1.98
El Salvador	1,142	100	154	888	0.67
Estonia	11	—	—	11	0.01
Gabon	44	—	18	26	0.02
Georgia	319	—	111	208	0.16
Grenada	13	—	*	13	0.01
Guatemala	1,647	132	153	1,362	1.03
Hungary	20	—	—	20	0.02
India	21,688	3,099	7,217	11,372	8.59
Indonesia	11,871	1,317	1,607	8,947	6.75
Iran, Islamic Republic of	927	—	131	796	0.60
Iraq	250	—	—	250	0.19
Jamaica	663	15	73	575	0.43
Jordan	1,109	—	136	973	0.73
Kazakhstan	3,997	49	2,071	1,877	1.42
Korea, Republic of	675	—	—	675	0.51
Kosovo	337	—	—	337	0.25

Summary Statement of Loans (Continued)

June 30, 2011

Expressed in millions of U.S. dollars

Borrower or guarantor	Total loans	Loans approved but not yet effective[a]	Undisbursed balance of effective loans[b]	Loans outstanding	Percentage of total loans outstanding
Latvia	$595	$145	$—	$450	0.34%
Lebanon	616	240	54	322	0.24
Lesotho	1	—	—	1	*
Lithuania	19	—	—	19	0.01
Macedonia, Former Yugoslav Republic	527	25	142	360	0.27
Malaysia	*	—	—	*	*
Mauritius	332	—	81	251	0.19
Mexico	15,776	1,603	1,941	12,232	9.23
Moldova	86	—	—	86	0.06
Montenegro	297	—	46	251	0.19
Morocco	3,765	362	740	2,663	2.01
Nigeria	16	—	—	16	0.01
Pakistan	2,083	116	326	1,641	1.24
Panama	686	195	85	406	0.31
Papua New Guinea	133	—	—	133	0.10
Paraguay	505	100	158	247	0.19
Peru	4,347	130	1,372	2,845	2.15
Philippines	3,820	260	961	2,599	1.96
Poland	6,837	1,086	196	5,555	4.19
Romania	4,556	724	533	3,299	2.49
Russian Federation	2,861	25	523	2,313	1.75
Serbia	2,614	105	565	1,944	1.47
Seychelles	19	—	—	19	0.01
Slovak Republic	171	—	—	171	0.13
Slovenia	5	—	—	5	*
South Africa	3,757	—	3,209	548	0.41
St. Kitts and Nevis	9	—	*	9	0.01
St. Lucia	19	—	*	19	0.01
St. Vincent and the Grenadines	9	—	2	7	0.01
Swaziland	49	47	—	2	*
Thailand	1,149	1,000	80	69	0.05
Trinidad and Tobago	18	—	—	18	0.01
Tunisia	2,309	494	348	1,467	1.11
Turkey	15,837	159	2,766	12,912	9.75
Turkmenistan	11	—	—	11	0.01
Ukraine	4,302	200	939	3,163	2.39
Uruguay	1,230	—	77	1,153	0.87
Uzbekistan	367	110	11	246	0.19
Vietnam	1,768	1,068	—	700	0.53
Zimbabwe	466	—	—	466	0.35

Subtotal[c]	$196,844	$19,430	$45,005	$132,409	99.96%
International Finance Corporation	50	—	—	50	0.04

Summary Statement of Loans (Continued)

June 30, 2011

Expressed in millions of U.S. dollars

Borrower or guarantor	Total loans	Loans approved but not yet effective[a]	Undisbursed balance of effective loans[b]	Loans outstanding	Percentage of total loans outstanding
Total—June 30, 2011	$196,894	$19,430	$45,005	$132,459	100.00%

Total—June 30, 2010	$183,677	$20,796	$42,778	$120,103

*	Indicates amount less than $0.5 million or less than 0.005 percent.

NOTES

a.	Loans totaling $12,614 million ($11,235 million—June 30, 2010) have been approved by IBRD, but the related agreements have not been signed. Loan agreements totaling $6,816 million ($9,561 million—June 30, 2010) have been signed, but the loans are not effective and disbursements do not start until the borrowers and guarantors, if any, take certain actions and furnish certain documents to IBRD.

b.	Of the undisbursed balance, IBRD has entered into irrevocable commitments to disburse $121 million ($189 million—June 30, 2010).

c.	May differ from the sum of individual figures shown due to rounding.

The Notes to Financial Statements are an integral part of these Statements.

Statement of Subscriptions to

Capital Stock and Voting Power

June 30, 2011

Expressed in millions of U.S. dollars

	Subscriptions					Voting Power
Member	Shares	Percentage of total	Total amounts	Amounts paid ina	Amounts subject to call[a,b]	Number of votes	Percentage of total
Afghanistan	300	0.02%	$36.2	$3.6	$32.6	550	0.03%
Albania	830	0.05	100.1	3.6	96.5	1,080	0.07
Algeria	9,252	0.58	1,116.1	67.1	1,049.0	9,502	0.57
Angola	2,676	0.17	322.8	17.5	305.4	2,926	0.18
Antigua and Barbuda	520	0.03	62.7	1.3	61.5	770	0.05
Argentina	17,911	1.12	2,160.7	132.2	2,028.4	18,161	1.10
Armenia	1,139	0.07	137.4	5.9	131.5	1,389	0.08
Australia	24,464	1.52	2,951.2	181.8	2,769.5	24,714	1.50
Austria	11,063	0.69	1,334.6	80.7	1,253.9	11,313	0.68
Azerbaijan	1,646	0.10	198.6	9.7	188.8	1,896	0.11
Bahamas, The	1,071	0.07	129.2	5.4	123.8	1,321	0.08
Bahrain	1,103	0.07	133.1	5.7	127.4	1,353	0.08
Bangladesh	4,854	0.30	585.6	33.9	551.6	5,104	0.31
Barbados	948	0.06	114.4	4.5	109.9	1,198	0.07
Belarus	3,323	0.21	400.9	22.3	378.5	3,573	0.22
Belgium	28,983	1.80	3,496.4	215.8	3,280.6	29,233	1.77
Belize	586	0.04	70.7	1.8	68.9	836	0.05
Benin	868	0.05	104.7	3.9	100.8	1,118	0.07
Bhutan	479	0.03	57.8	1.0	56.8	729	0.04
Bolivia, Plurinational State of	1,785	0.11	215.3	10.8	204.5	2,035	0.12
Bosnia and Herzegovina	549	0.03	66.2	5.8	60.4	799	0.05
Botswana	615	0.04	74.2	2.0	72.2	865	0.05
Brazil	33,287	2.07	4,015.6	245.5	3,770.1	33,537	2.03
Brunei Darussalam	2,373	0.15	286.3	15.2	271.1	2,623	0.16
Bulgaria	5,215	0.32	629.1	36.5	592.6	5,465	0.33
Burkina Faso	868	0.05	104.7	3.9	100.8	1,118	0.07
Burundi	716	0.04	86.4	3.0	83.4	966	0.06
Cambodia	214	0.01	25.8	2.6	23.2	464	0.03
Cameroon	1,527	0.10	184.2	9.0	175.2	1,777	0.11
Canada	44,795	2.79	5,403.8	334.9	5,068.9	45,045	2.73
Cape Verde	508	0.03	61.3	1.2	60.1	758	0.05
Central African Republic	862	0.05	104.0	3.9	100.1	1,112	0.07
Chad	862	0.05	104.0	3.9	100.1	1,112	0.07
Chile	6,931	0.43	836.1	49.6	786.6	7,181	0.43
China	44,799	2.79	5,404.3	335.0	5,069.3	45,049	2.73
Colombia	6,352	0.40	766.3	45.2	721.1	6,602	0.40
Comoros	282	0.02	34.0	0.3	33.7	532	0.03
Congo, Democratic Republic of	2,643	0.16	318.8	25.4	293.5	2,893	0.17
Congo, Republic of	927	0.06	111.8	4.3	107.5	1,177	0.07
Costa Rica	233	0.01	28.1	1.9	26.2	483	0.03
Côte d’Ivoire	2,516	0.16	303.5	16.4	287.1	2,766	0.17
Croatia	2,293	0.14	276.6	17.3	259.3	2,543	0.15
Cyprus	1,461	0.09	176.2	8.4	167.9	1,711	0.10
Czech Republic	6,308	0.39	761.0	45.9	715.0	6,558	0.40
Denmark	13,451	0.84	1,622.7	97.8	1,524.9	13,701	0.83
Djibouti	559	0.03	67.4	1.6	65.9	809	0.05
Dominica	504	0.03	60.8	1.1	59.7	754	0.05
Dominican Republic	2,092	0.13	252.4	13.1	239.3	2,342	0.14
Ecuador	2,771	0.17	334.3	18.2	316.1	3,021	0.18
Egypt, Arab Republic of	7,108	0.44	857.5	50.9	806.6	7,358	0.44

Statement of Subscriptions to

Capital Stock and Voting Power (Continued)

June 30, 2011

Expressed in millions of U.S. dollars

	Subscriptions					Voting Power
Member	Shares	Percentage of total	Total amounts	Amounts paid ina	Amounts subject to call[a,b]	Number of votes	Percentage of total
El Salvador	141	0.01%	$17.0	$1.7	$15.3	391	0.02%
Equatorial Guinea	715	0.04	86.3	2.7	83.5	965	0.06
Eritrea	593	0.04	71.5	1.8	69.7	843	0.05
Estonia	923	0.06	111.3	4.3	107.1	1,173	0.07
Ethiopia	978	0.06	118.0	4.7	113.3	1,228	0.07
Fiji	987	0.06	119.1	4.8	114.3	1,237	0.07
Finland	8,560	0.53	1,032.6	61.9	970.8	8,810	0.53
France	69,397	4.32	8,371.7	520.4	7,851.3	69,647	4.21
Gabon	987	0.06	119.1	5.1	113.9	1,237	0.07
Gambia, The	543	0.03	65.5	1.5	64.0	793	0.05
Georgia	1,584	0.10	191.1	9.3	181.8	1,834	0.11
Germany	72,399	4.51	8,733.9	542.9	8,190.9	72,649	4.40
Ghana	1,525	0.10	184.0	12.7	171.2	1,775	0.11
Greece	1,684	0.10	203.1	14.1	189.1	1,934	0.12
Grenada	531	0.03	64.1	1.4	62.7	781	0.05
Guatemala	2,001	0.12	241.4	12.4	229.0	2,251	0.14
Guinea	1,292	0.08	155.9	7.1	148.8	1,542	0.09
Guinea-Bissau	540	0.03	65.1	1.4	63.7	790	0.05
Guyana	1,058	0.07	127.6	5.3	122.3	1,308	0.08
Haiti	1,067	0.07	128.7	5.4	123.3	1,317	0.08
Honduras	641	0.04	77.3	2.3	75.0	891	0.05
Hungary	8,050	0.50	971.1	58.0	913.1	8,300	0.50
Iceland	1,258	0.08	151.8	6.8	144.9	1,508	0.09
India	44,795	2.79	5,403.8	333.7	5,070.1	45,045	2.73
Indonesia	14,981	0.93	1,807.2	110.3	1,697.0	15,231	0.92
Iran, Islamic Republic of	23,686	1.47	2,857.4	175.8	2,681.5	23,936	1.45
Iraq	2,808	0.17	338.7	27.1	311.6	3,058	0.18
Ireland	5,271	0.33	635.9	37.1	598.8	5,521	0.33
Israel	4,750	0.30	573.0	33.2	539.8	5,000	0.30
Italy	44,795	2.79	5,403.8	334.8	5,069.0	45,045	2.73
Jamaica	2,578	0.16	311.0	16.8	294.2	2,828	0.17
Japan	158,404	9.86	19,109.1	1,171.3	17,937.8	158,654	9.60
Jordan	1,388	0.09	167.4	7.8	159.6	1,638	0.10
Kazakhstan	2,985	0.19	360.1	19.8	340.3	3,235	0.20
Kenya	2,461	0.15	296.9	15.9	281.0	2,711	0.16
Kiribati	465	0.03	56.1	0.9	55.2	715	0.04
Korea, Republic of	15,817	0.98	1,908.1	114.5	1,793.5	16,067	0.97
Kosovo, Republic of	966	0.06	116.5	5.2	111.4	1,216	0.07
Kuwait	13,280	0.83	1,602.0	97.4	1,504.6	13,530	0.82
Kyrgyz Republic	1,107	0.07	133.5	5.7	127.9	1,357	0.08
Lao People’s Democratic Republic	178	0.01	21.5	1.5	20.0	428	0.03
Latvia	1,384	0.09	167.0	7.8	159.2	1,634	0.10
Lebanon	340	0.02	41.0	1.1	39.9	590	0.04
Lesotho	663	0.04	80.0	2.3	77.6	913	0.05
Liberia	463	0.03	55.9	2.6	53.3	713	0.04
Libya	7,840	0.49	945.8	57.0	888.8	8,090	0.49
Lithuania	1,507	0.09	181.8	8.7	173.1	1,757	0.11
Luxembourg	1,652	0.10	199.3	9.8	189.5	1,902	0.11
Macedonia, former Yugoslav Republic of	427	0.03	51.5	3.2	48.3	677	0.04
Madagascar	1,422	0.09	171.5	8.1	163.5	1,672	0.10

Statement of Subscriptions to

Capital Stock and Voting Power (Continued)

June 30, 2011

Expressed in millions of U.S. dollars

	Subscriptions					Voting Power
Member	Shares	Percentage of total	Total amounts	Amounts paid ina	Amounts subject to call[a,b]	Number of votes	Percentage of total
Malawi	1,094	0.07	132.0	5.6	126.4	1,344	0.08
Malaysia	8,244	0.51%	$994.5	$59.5	$935.0	8,494	0.51%
Maldives	469	0.03	56.6	0.9	55.7	719	0.04
Mali	1,162	0.07	140.2	6.1	134.1	1,412	0.09
Malta	1,074	0.07	129.6	5.4	124.1	1,324	0.08
Marshall Islands	469	0.03	56.6	0.9	55.7	719	0.04
Mauritania	900	0.06	108.6	4.1	104.4	1,150	0.07
Mauritius	1,242	0.08	149.8	6.7	143.1	1,492	0.09
Mexico	18,804	1.17	2,268.4	139.0	2,129.4	19,054	1.15
Micronesia, Federated States of	479	0.03	57.8	1.0	56.8	729	0.04
Moldova	1,368	0.09	165.0	7.6	157.4	1,618	0.10
Mongolia	466	0.03	56.2	2.3	53.9	716	0.04
Montenegro	688	0.04	83.0	3.2	79.83	938	0.06
Morocco	4,973	0.31	599.9	34.8	565.1	5,223	0.32
Mozambique	930	0.06	112.2	4.8	107.4	1,180	0.07
Myanmar	2,484	0.15	299.7	16.1	283.6	2,734	0.17
Namibia	1,523	0.09	183.7	8.8	174.9	1,773	0.11
Nepal	968	0.06	116.8	4.6	112.1	1,218	0.07
Netherlands	35,503	2.21	4,282.9	264.8	4,018.1	35,753	2.16
New Zealand	7,236	0.45	872.9	51.9	821.0	7,486	0.45
Nicaragua	608	0.04	73.3	2.1	71.3	858	0.05
Niger	852	0.05	102.8	3.8	99.0	1,102	0.07
Nigeria	12,655	0.79	1,526.6	92.7	1,433.9	12,905	0.78
Norway	9,982	0.62	1,204.2	72.6	1,131.6	10,232	0.62
Oman	1,561	0.10	188.3	9.1	179.2	1,811	0.11
Pakistan	9,339	0.58	1,126.6	67.8	1,058.9	9,589	0.58
Palau	16	*	1.9	0.2	1.8	266	0.02
Panama	385	0.02	46.4	3.2	43.2	635	0.04
Papua New Guinea	1,294	0.08	156.1	7.1	149.0	1,544	0.09
Paraguay	1,229	0.08	148.3	6.6	141.6	1,479	0.09
Peru	5,331	0.33	643.1	37.5	605.6	5,581	0.34
Philippines	6,844	0.43	825.6	48.9	776.7	7,094	0.43
Poland	10,908	0.68	1,315.9	79.6	1,236.3	11,158	0.68
Portugal	5,460	0.34	658.7	38.5	620.2	5,710	0.35
Qatar	1,096	0.07	132.2	9.0	123.3	1,346	0.08
Romania	4,011	0.25	483.9	30.5	453.4	4,261	0.26
Russian Federation	44,795	2.79	5,403.8	333.9	5,070.0	45,045	2.73
Rwanda	1,046	0.07	126.2	5.2	120.9	1,296	0.08
St. Kitts and Nevis	275	0.02	33.2	0.3	32.9	525	0.03
St. Lucia	552	0.03	66.6	1.5	65.1	802	0.05
St. Vincent and the Grenadines	278	0.02	33.5	0.3	33.2	528	0.03
Samoa	531	0.03	64.1	1.4	62.7	781	0.05
San Marino	595	0.04	71.8	2.5	69.3	845	0.05
São Tomé and Principe	495	0.03	59.7	1.1	58.6	745	0.04
Saudi Arabia	44,795	2.79	5,403.8	335.0	5,068.9	45,045	2.73
Senegal	2,072	0.13	250.0	13.0	237.0	2,322	0.14
Serbia	2,846	0.18	343.3	21.5	321.9	3,096	0.19
Seychelles	263	0.02	31.7	0.2	31.6	513	0.03
Sierra Leone	718	0.04	86.6	3.0	83.6	968	0.06
Singapore	320	0.02	38.6	3.9	34.7	570	0.03

Statement of Subscriptions to

Capital Stock and Voting Power (Continued)

June 30, 2011

Expressed in millions of U.S. dollars

	Subscriptions					Voting Power
Member	Shares	Percentage of total	Total amounts	Amounts paid ina	Amounts subject to call[a,b]	Number of votes	Percentage of total
Slovak Republic	3,216	0.20%	$388.0	$23.0	$365.0	3,466	0.21%
Slovenia	1,261	0.08	152.1	9.5	142.6	1,511	0.09
Solomon Islands	513	0.03	61.9	1.2	60.7	763	0.05
Somalia	552	0.03	66.6	3.3	63.3	802	0.05
South Africa	13,462	0.84	1,624.0	98.8	1,525.2	13,712	0.83
Spain	27,997	1.74	3,377.4	206.8	3,170.6	28,247	1.71
Sri Lanka	3,817	0.24	460.5	26.1	434.3	4,067	0.25
Sudan	850	0.05	102.5	7.2	95.3	1,100	0.07
Suriname	412	0.03	49.7	2.0	47.7	662	0.04
Swaziland	440	0.03	53.1	2.0	51.1	690	0.04
Sweden	14,974	0.93	1,806.4	110.2	1,696.2	15,224	0.92
Switzerland	26,606	1.66	3,209.6	197.2	3,012.4	26,856	1.62
Syrian Arab Republic	2,202	0.14	265.6	14.0	251.7	2,452	0.15
Tajikistan	1,060	0.07	127.9	5.3	122.5	1,310	0.08
Tanzania	1,295	0.08	156.2	10.0	146.2	1,545	0.09
Thailand	6,349	0.40	765.9	45.2	720.7	6,599	0.40
Timor-Leste	517	0.03	62.4	1.9	60.4	767	0.05
Togo	1,105	0.07	133.3	5.7	127.6	1,355	0.08
Tonga	494	0.03	59.6	1.1	58.5	744	0.04
Trinidad and Tobago	2,664	0.17	321.4	17.6	303.7	2,914	0.18
Tunisia	719	0.04	86.7	5.7	81.1	969	0.06
Turkey	8,328	0.52	1,004.6	59.8	944.8	8,578	0.52
Turkmenistan	526	0.03	63.5	2.9	60.5	776	0.05
Tuvalu	211	0.01	25.5	1.5	23.9	461	0.03
Uganda	617	0.04	74.4	4.4	70.1	867	0.05
Ukraine	10,908	0.68	1,315.9	79.3	1,236.6	11,158	0.68
United Arab Emirates	2,385	0.15	287.7	22.6	265.1	2,635	0.16
United Kingdom	69,397	4.32	8,371.7	539.5	7,832.2	69,647	4.21
United States	264,969	16.50	31,964.5	1,998.4	29,966.2	265,219	16.05
Uruguay	2,812	0.18	339.2	18.6	320.7	3,062	0.19
Uzbekistan	2,493	0.16	300.7	16.1	284.7	2,743	0.17
Vanuatu	586	0.04	70.7	1.8	68.9	836	0.05
Venezuela, República Bolivariana de	20,361	1.27	2,456.2	150.8	2,305.5	20,611	1.25
Vietnam	968	0.06	116.8	8.1	108.7	1,218	0.07
Yemen, Republic of	2,212	0.14	266.8	14.0	252.8	2,462	0.15
Zambia	2,810	0.18	339.0	20.0	319.0	3,060	0.18
Zimbabwe	3,325	0.21	401.1	22.4	378.7	3,575	0.22

Total—June 30, 2011[b]	1,605,930	100.00%	$193,732	$11,720	$182,012	1,652,680	100.00%

Total—June 30, 2010	1,574,526		$189,943	$11,492	$178,451	1,621,276

*	Indicates amounts less than 0.005 percent.

NOTES

a.	See Notes to Financial Statements, Note B—Capital Stock, Restricted Currencies, Maintenance of Value, and Membership.
b.	May differ from the sum of individual figures shown due to rounding.

The Notes to Financial Statements are an integral part of these Statements.

Notes to Financial Statements

PURPOSE AND AFFILIATED ORGANIZATIONS

The International Bank for Reconstruction and Development (IBRD) is an international organization which commenced operations in 1946. The principal purpose of IBRD is to promote sustainable economic development and reduce poverty in its member countries, primarily by providing loans, guarantees and related technical assistance for specific projects and for programs of economic reform in developing member countries. The activities of IBRD are complemented by those of three affiliated organizations, the International Development Association (IDA), the International Finance Corporation (IFC), and the Multilateral Investment Guarantee Agency (MIGA). Each of these organizations is legally and financially independent from IBRD, with separate assets and liabilities, and IBRD is not liable for their respective obligations. Transactions with these affiliated organizations are disclosed in the notes that follow. IDA’s main goal is to reduce poverty through promoting sustainable economic development in the less developed countries who are members of IDA, by extending grants, development credits, guarantees and related technical assistance. IFC’s purpose is to encourage the growth of productive private enterprises in its member countries through loans and equity investments in such enterprises without a member’s guarantee. MIGA was established to encourage the flow of investments for productive purposes between member countries and, in particular, to developing member countries by providing guarantees against noncommercial risks for foreign investment in its developing member countries.

IBRD is immune from taxation pursuant to Article VII, Section 9, Immunities from Taxation, of IBRD’s Articles of Agreement.

NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING AND RELATED POLICIES

IBRD’s financial statements are prepared in conformity with the accounting principles generally accepted in the United States of America (U.S. GAAP).

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from these estimates. Significant judgments have been used in the valuation of certain financial instruments, the determination of the adequacy of the accumulated provisions for losses on loans and other exposures (deferred drawdown options-DDOs, irrevocable commitments, exposures to member countries’ derivatives and guarantees), the determination of net periodic cost from pension and other postretirement benefits plans, and the present value of benefit obligations.

Certain reclassifications of the prior years’ information have been made to conform with the current year’s presentation. In particular, as permitted under U.S. GAAP, IBRD reclassified amounts relating to nonnegotiable, noninterest-bearing demand obligations on account of subscribed capital and Receivable amounts to maintain value of currency holdings, of $1,123 million and $171 million as of June 30, 2010, respectively, from Assets to Equity. Further, IBRD previously reported the purchases and sales of Mortgage Backed Securities To-Be-Announced (TBAs) on a gross basis as part of Investments-Trading. Since these instruments meet the definition of derivative instruments, IBRD has reclassified amounts related to TBAs to derivative assets and derivative liabilities. The effect of the reclassification on the June 30, 2010 balance sheet was a $52 million decrease in Investments-Trading, $26 million decrease in Receivable from investment securities traded and

$78 million decrease in Payable from investment securities purchased.These reclassifications had no effect on IBRD’s income before fair value adjustment on non-trading portfolios, net and Board of Governors-approved transfers, or Net loss for the fiscal year ended June 30, 2010.

On August 4, 2011, the Executive Directors approved these financial statements for issue.

Translation of Currencies:    IBRD’s financial statements are expressed in terms of U.S. dollars for the purpose of summarizing IBRD’s financial position and the results of its operations for the convenience of its members and other interested parties.

IBRD is an international organization which conducts its operations in the currencies of all of its members. IBRD’s resources are derived from its capital, borrowings, and accumulated earnings in those various currencies. IBRD has a number of general policies aimed at minimizing exchange rate risk in a multicurrency environment. IBRD endevours to match its borrowing obligations in any one currency (after swaps) with assets in the same currency, as prescribed by its Articles of Agreement. In addition, IBRD periodically undertakes currency conversions to more closely match the currencies underlying its Equity with those of the net loans outstanding.

Assets and liabilities are translated at market exchange rates in effect at the end of the accounting period. Income and expenses are translated at either the market exchange rates in effect on the dates on which they are recognized or at an average of the market exchange rates in effect during each month. Translation adjustments are reflected in Accumulated Other Comprehensive Income.

Valuation of Capital Stock:    In the Articles of Agreement, the capital stock of IBRD is expressed in terms of “U.S. dollars of the weight and fineness in effect on July 1, 1944” (1944 dollars). Following the abolition of gold as a common denominator of the monetary system and the repeal of the provision of the U.S. law defining the par value of the U.S. dollar in terms of gold, the pre-existing basis for translating 1944 dollars into current dollars or into any other currency was eliminated. The Executive Directors of IBRD have decided, until such time as the relevant provisions of the Articles of Agreement are amended, that the words “U.S. dollars of the weight and fineness in effect on July 1, 1944” in Article II, Section 2(a) of the Articles of Agreement of IBRD are interpreted to mean the Special Drawing Right (SDR) introduced by the International Monetary Fund, as valued in terms of U.S. dollars immediately before the introduction of the basket method of valuing the SDR on July 1, 1974, such value being $1.20635 for one SDR (1974 SDR).

Maintenance of Value:    Article II, Section 9 of the Articles of Agreement provides for maintenance of the value (MOV), at the time of subscription, of restricted currencies (see Note B—Capital Stock, Maintenance of Value, and Membership). Maintenance of value amounts are determined by measuring the foreign exchange value of a member’s national currency against the standard of value of IBRD capital based on the 1974 SDR. Members are required to make payments to IBRD if their currencies depreciate significantly relative to the standard of value. Furthermore, the Executive Directors have adopted a policy of reimbursing members whose national currencies appreciate significantly in terms of the standard of value.

The net receivable or payable MOV amounts relating to restricted currencies out on loan, invested, swapped, or loaned to the member by IBRD or through IFC, and amounts for those countries that have been in arrears for two years or more, are included as a component of Equity under Deferred Amounts to Maintain Value of Currency Holdings. For restricted currencies used in IBRD’s lending and investing operations, these MOV amounts are shown as a component of Equity since MOV becomes effective only as such currencies are repaid to IBRD.

Transfers Approved by the Board of Governors:    In accordance with IBRD’s Articles of Agreement, as interpreted by the Executive Directors, the Board of Governors may exercise its reserved power to approve transfers to other entities for development purposes. These transfers, referred to as “Board of Governors-approved transfers”, are reported as expenses when incurred, upon approval.

Retained Earnings:    Retained Earnings consist of allocated amounts (Special Reserve, General Reserve, Pension Reserve, Surplus, Cumulative Fair Value Adjustments and Restricted Retained Earnings) and Unallocated Net Income (Loss).

The Special Reserve consists of loan commissions set aside pursuant to Article IV, Section 6 of the Articles of Agreement, which are to be held in liquid assets. These assets may be used only for the purpose of meeting liabilities of IBRD on its borrowings and guarantees in the event of defaults on loans made, participated in, or guaranteed by IBRD. The Special Reserve assets are included under Investments—Trading, and comprise obligations of the United States Government, its agencies, and other official entities. The allocation of such commissions to the Special Reserve was discontinued in 1964 with respect to subsequent loans and no further additions are being made to it.

The General Reserve consists of earnings from prior fiscal years which, in the judgment of the Executive Directors, should be retained in IBRD’s operations.

The Pension Reserve consists of the difference between the cumulative actual funding of the Staff Retirement Plan (SRP) and other postretirement benefits plans, and the cumulative accounting income or expense for these plans, from prior fiscal years. This Pension Reserve is reduced when pension accounting expenses exceed the actual funding of these plans.

Surplus consists of earnings from prior fiscal years which are retained by IBRD until a further decision is made on their disposition or the conditions of transfer for specified uses have been met.

The Cumulative Fair Value Adjustments consist of the effects associated with the application of Financial Accounting Standards Board’s (FASB’s) derivatives and hedging guidance relating to prior years. This amount includes the cumulative effect of the adoption of this guidance, the reclassification and amortization of the transition adjustments, and the unrealized gains or losses on non-trading derivatives.

Restricted Retained Earnings consist of contributions or income from prior years which are restricted as to the purpose. Unallocated Net Income (Loss) consists of the current fiscal year’s net income (loss) adjusted for Board of Governors-approved transfers.

Loans:    All of IBRD’s loans are made to or guaranteed by members, except loans to IFC. The majority of IBRD’s loans have repayment obligations based on specific currencies. IBRD also holds multicurrency loans which have repayment obligations in various currencies determined on the basis of a currency pooling system.

Loans are carried at amortized cost, except those which contain embedded derivatives that require bifurcation, which IBRD has elected to measure at fair value.

Any loan origination fees incorporated in a loan’s terms are deferred and recognized over the life of the loan as an adjustment of yield. The unamortized balance of loan origination fees is included as a reduction of Loans Outstanding on the balance sheet, and the loan origination fee amortization is included in Interest under Income from Loans on the Statement of Income.

It is IBRD’s practice not to reschedule interest or principal payments on its loans or participate in debt rescheduling agreements with respect to its loans.

Exceptions were made to this practice during fiscal years 1996 and 2002 with regard to Bosnia and Herzegovina (BiH) and Serbia and Montenegro (SaM), formerly the Federal Republic of Yugoslavia, respectively, in connection with their succession to membership of the former Socialist Federal Republic of Yugoslavia (SFRY). These exceptions were based on criteria approved by the Executive Directors in fiscal year 1996 which limit eligibility for such treatment to a country: (a) that has emerged from a current or former member of IBRD; (b) that is assuming responsibility for a share of the debt of such member; (c) that, because of a major armed conflict in its territory involving extensive destruction of physical assets, has limited creditworthiness for servicing the debt it is assuming; and (d) for which rescheduling/refinancing would result in a significant improvement in its repayment capacity, if appropriate supporting measures are taken. This treatment was based on a precedent established in 1975 after Bangladesh became independent from Pakistan. IBRD does not believe that any borrowers with loans in nonaccrual status currently meet these eligibility criteria.

When modifications are made to the terms of existing loans, IBRD performs an evaluation to determine the required accounting treatment, including whether the modifications would result in the affected loans being accounted for as new loans, or as a continuation of the existing loans.

It is the policy of IBRD to place in nonaccrual status all loans made to or guaranteed by a member of IBRD if principal, interest, or other charges with respect to any such loan are overdue by more than six months, unless IBRD management determines that the overdue amount will be collected in the immediate future. In addition, if development credits made by IDA to a member government are placed in nonaccrual status, all loans made to or guaranteed by that member government will also be placed in nonaccrual status by IBRD. On the date a member’s loans are placed into nonaccrual status, unpaid interest and other charges accrued on loans outstanding to the member are deducted from the income of the current period. Interest and other charges on nonaccruing loans are included in income only to the extent that payments have been received by IBRD. If collectability risk is considered to be particularly high at the time of arrears clearance, the member’s loans may not automatically emerge from nonaccrual status, even though the member’s eligibility for new loans may have been restored. In such instances, a decision on the restoration to accrual status is made on a case-by-case basis after a suitable period of payment performance has passed from the time of arrears clearance.

Guarantees:    Financial guarantees are commitments issued by IBRD to guarantee payment performance to a third party.

Guarantees are regarded as outstanding when the underlying financial obligation of the debtor is incurred, and called when a guaranteed party demands payment under the guarantee. IBRD would be required to perform under its guarantees if the payments guaranteed were not made by the debtor and the guaranteed party called the guarantee by demanding payment from IBRD in accordance with the terms of the guarantee. In the event that a guarantee of a member country is called, IBRD has the contractual right to require payment from the member country that has provided the counter guarantee to IBRD on demand, or as IBRD may otherwise direct.

IBRD records the fair value of the obligation to stand ready, and a corresponding asset in the financial statements.

Guarantee fee income received is deferred and amortized over the life of the guarantee.

IBRD records a contingent liability for the probable losses related to guarantees outstanding. This provision, as well as the unamortized balance of the deferred guarantee fee income, and the unamortized balance of the obligation to stand ready, are included in Accounts payable and miscellaneous liabilities on the Balance Sheet.

Accumulated Provision for Losses on Loans and Other Exposures:    Delays in receiving loan payments result in present value losses to IBRD since it does not charge fees or additional interest on any overdue interest or loan charges. These present value losses are equal to the difference between the present value of payments of interest and charges made according to the related loan’s contractual terms and the present value of its expected future cash flows. It is IBRD’s practice not to write off its loans.

Management determines the appropriate level of accumulated provisions for losses on loans and other exposures (exposures), which reflects the probable losses inherent in IBRD’s exposures. There are several steps required to determine the appropriate level of provisions. First, the exposures are disaggregated into two groups: exposures in accrual status and exposures in nonaccrual status. In each group, exposures for each borrower are then assigned a credit risk rating of that borrower. With respect to countries with exposures in accrual status, these exposures are grouped according to the assigned borrower risk rating. Each risk rating is mapped to an expected default frequency using IBRD’s credit migration matrix. The provision required is calculated by multiplying the outstanding exposure, by the expected default frequency (probability of default to IBRD) and by the assumed severity of the loss given default. The severity of loss, which is assessed periodically, is dependent on the borrower’s eligibility, namely: IBRD, Blend (IBRD and IDA) and IDA, with the highest severity of loss associated with IDA. The borrower’s eligibility is assessed at least annually. This methodology is also applied to countries with exposures in nonaccrual status. Generally, all exposures in nonaccrual status have the same risk rating.

The determination of borrowers’ ratings is based on both quantitative and qualitative analyses of various factors. IBRD periodically reviews these factors and reassesses the adequacy of the accumulated provision for losses on loans and other exposures accordingly. Adjustments to the accumulated provision are recorded as a charge or addition to income.

For loans that are reported at fair value the provisions for losses on loans is included in the fair value amount of these loans, as the determination of the fair values takes credit risk into consideration.

Statement of Cash Flows:    For the purpose of IBRD’s Statement of Cash Flows, cash is defined as the amount of unrestricted currencies Due from Banks.

Currencies Subject to Restrictions:    A portion of capital subscriptions paid in to IBRD has been paid in the national currencies of the members. These amounts, referred to as restricted currencies, are usable by IBRD in its lending and investing operations, only with the consent of the respective members, and for administrative expenses.

Investments:    Investment securities are classified based on management’s intention on the date of purchase, their nature, and IBRD’s policies governing the level and use of such investments. Throughout the fiscal years ended June 30, 2011 and June 30, 2010, all investment securities were held in a trading portfolio. Investment securities and related financial instruments held in IBRD’s trading portfolio are carried and reported at fair value. The first-in first-out method is used to determine the cost of securities sold in computing the realized gains and losses on these instruments. Unrealized gains and losses for investment securities and related financial instruments held in the trading portfolio are included in income. Derivative instruments are used in liquidity management to manage interest rate and currency risks.

IBRD may require collateral in the form of approved liquid securities from individual counterparties or cash in order to mitigate its credit exposure to these counterparties. For collateral received in the form of cash from counterparties, IBRD records the cash and a corresponding obligation to return the cash. Collateral received in the form of liquid securities is only recorded on IBRD’s Balance Sheet to the extent that it has been transferred under securities lending agreements in return for cash. IBRD does not currently offset the fair value amounts recognized for derivative instruments that have been executed with the same counterparty under master netting agreements; as a result, the fair value amounts recognized for the obligation to return cash collateral received from counterparties are not offset with the fair value amounts recognized for these derivative instruments. The presentation of IBRD’s derivative instruments is consistent with the manner in which these instruments are settled.

Securities Purchased Under Resale Agreements, Securities Lent Under Securities Lending Agreements and Securities Sold Under Repurchase Agreements and Payable for Cash Collateral Received:    Securities purchased under resale agreements, securities lent under securities lending agreements, and securities sold under repurchase agreements are recorded at face value which approximates fair value. IBRD receives securities purchased under resale agreements, monitors the fair value of the securities and, if necessary, closes out transactions and enters into new repriced transactions. The securities transferred to counterparties under the repurchase and security lending arrangements and the securities transferred to IBRD under the resale agreements have not met the accounting criteria for treatment as a sale. Therefore, securities transferred under repurchase agreements and security lending arrangements are retained as assets on IBRD’s Balance Sheet, and securities received under resale agreements are not recorded on IBRD’s Balance Sheet.

Nonnegotiable, Noninterest-bearing Demand Obligations on Account of Subscribed Capital:    All demand obligations are held in bank accounts which bear IBRD’s name and are carried and reported at face value as a reduction to equity. Payments on some of these instruments are due to IBRD upon demand. Others are due to IBRD on demand but only after the Bank’s callable subscribed capital has been entirely called pursuant to Article IV, Section 2 (a) of the Articles of Agreement.

Premises and Equipment:    Premises and equipment, including leasehold improvements, are carried at cost less accumulated depreciation and amortization. IBRD computes depreciation and amortization using the straight-line method over the estimated useful lives of the owned assets, which range between two and fifty years. For leasehold improvements, depreciation and amortization is computed over the lesser of the remaining term of the leased facility or the estimated economic life of the improvement.

Maintenance and repairs are charged to expense as incurred, while major improvements are capitalized and amortized over the estimated useful life.

Borrowings:    To ensure funds are available for lending and liquidity purposes, IBRD borrows in the worldwide capital markets offering its securities to private and governmental buyers. IBRD issues debt instruments of varying maturities denominated in various currencies with both fixed and variable interest rates.

Effective July 1, 2008, IBRD fair values all its financial instruments in the borrowing portfolio with the changes in fair values accounted for through the Statement of Income. Prior to July 1, 2008, IBRD only applied fair value measurement to certain qualifying debt instruments in its borrowings portfolio which were hybrid financial instruments, with the changes in fair value reported in Statement of Income. All other borrowings were reported on the Balance Sheet at amortized cost and issuance costs associated with a bond offering were deferred and amortized over the period during which the bond was outstanding.

Interest expense relating to the debt instruments carried at fair value is being measured on an effective yield basis and is reported as part of the Borrowings expenses in the Statement of Income.

IBRD uses derivatives in its borrowing and asset/liability management activities. In the borrowing portfolio, derivatives are used to modify the interest rate and/or currency characteristics of the borrowing portfolio, and are carried at fair value (see Note F—Derivative Instruments). The interest component of these derivatives is recognized as an adjustment to the borrowing cost over the life of the derivative contract and included in Borrowing expenses on the Statement of Income.

For presentation purposes amortization of discounts and premiums is included in Borrowing expenses on the Statement of Income.

Accounting for Derivatives:    IBRD has elected not to designate any hedging relationships for accounting purposes. Rather, all derivative instruments are marked to fair value on the Balance Sheet, with changes in fair values accounted for through the Statement of Income. The presentation of IBRD’s derivative instruments is consistent with the manner in which these instruments are settled.

For the purpose of IBRD’s Statement of Cash Flows, IBRD has elected to report the cash flows associated with the derivative instruments that are used to economically hedge borrowings, in a manner consistent with the presentation of the borrowings-related cash flows.

Valuation of Financial Instruments:    IBRD has an established and documented process for determining fair values. Fair value is based upon quoted market prices for the same or similar securities, where available. Financial instruments for which quoted market prices are not readily available are valued based on discounted cash flow models. These models primarily use market-based or independently-sourced market parameters such as yield curves, interest rates, volatilities, foreign exchange rates and credit curves, and may incorporate unobservable inputs. Selection of these inputs may involve some judgment. To ensure that the valuations are appropriate where internally-developed models are used, IBRD has various controls in place, which include both internal and periodic external verification and review.

As of June 30, 2011 and June 30, 2010, IBRD had no financial assets or liabilities measured at fair value on a non-recurring basis.

Fair Value Hierarchy

Financial instruments are categorized based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), the next highest priority to observable market-based inputs or inputs that are corroborated by market data (Level 2) and the lowest priority to unobservable inputs that are not corroborated by market data (Level 3).

Financial assets and liabilities recorded at fair value on the Balance Sheet are categorized based on the inputs to the valuation techniques as follows:

Level 1:	Financial assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in active markets.

Level 2:	Financial assets and liabilities whose values are based on quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; or pricing models for which all significant inputs are observable, either directly or indirectly for substantially the full term of the asset or liability.

Level 3:	Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.

IBRD’s policy is to recognize transfers in and transfers out of levels as of the end of the reporting period in which they occur.

Accounting for Grant Expenses:    IBRD recognizes an expense for grants, such as Contributions to Special Programs, and Board of Governors-approved transfers, when incurred.

Donor Receivables:    Donors’ conditional promises to give are not recognized until the conditions to which they are subject are substantially met and the promise to give is considered unconditional. Donors’ unconditional promises to give are recognized upon receipt as income, unless the donor specifies a third party beneficiary. In those cases IBRD is deemed to be acting as an intermediary agent and assets held on behalf of the specified beneficiaries are recognized with corresponding liabilities. If the contributions that IBRD receives can only be used for purposes specified by the donor, the proceeds are considered restricted until applied by IBRD for the donor-specified purposes.

Donor promises to give which are expected to be collected within one year are recorded at face value, while promises expected to be collected over a period greater than one year are recorded initially at fair value, with subsequent measurement on an amortized cost basis.

Accounting and Reporting Developments

In March 2010, the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010, became law. These Acts seek to reform the U.S. health care system and their various provisions will become effective over the next eight years. While the Acts have no impact on IBRD as of June 30, 2011, IBRD continues to evaluate the potential future implications of these Acts.

The Financial Accounting Standards Board’s (FASB) Accounting Standards Update (ASU) No. 2010-11, Derivatives and Hedging (Topic 815): Scope Exception Related to Embedded Credit Derivatives became effective on July 1, 2010. The ASU clarifies the scope exception related to embedded credit derivatives by narrowing it to apply to those embedded credit derivatives where the transfer of credit risk is only in the form of subordination of one financial instrument to another, with all other embedded credit derivatives required to be analyzed for potential bifurcation and separate accounting. IBRD was not affected by this ASU as it does not have any embedded credit derivatives.

The FASB’s ASU 2009-16, Accounting for Transfers of Financial Assets - an Amendment of FAS 140 became effective on July 1, 2010. This guidance eliminates the concept of a “qualified special purpose entity” and addresses the information that a reporting entity provides in its financial reports about transfers of financial assets including: the effect of transfers on its financial position, financial performance and cash flows; and a transferor’s continuing involvement in transferred assets. The adoption of this ASU resulted in additional qualitative disclosures relating to securities lending under Note C—Investments.

ASU 2009-17, Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities, which amends existing guidance for consolidation of variable interest entities, also became effective on July 1, 2010. This ASU did not have an impact on IBRD’s financial statements.

In July 2010, FASB issued ASU 2010-20, Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses. The ASU expands credit quality disclosure requirements to include more detailed information regarding financing receivables and the allowance for credit losses, as well as additional information regarding accounting policies and methodology. For IBRD, the expanded disclosures became effective for interim and annual reporting periods ending on or after December 15, 2010 (quarter ended December 31, 2010). The adoption of this ASU resulted in additional qualitative and quantitative disclosures relating to loans under Note D—Loans and Other Exposures.

In July 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act (the Act) became law in the United States. The Act seeks to reform the U.S. financial regulatory system by introducing new regulators and extending regulation over new markets, entities, and activities. The implementation of the Act is dependent on the development of various rules to clarify and interpret its requirements. Pending the development of these rules, no impact on IBRD has been determined as of June 30, 2011. IBRD continues to evaluate the potential future implications of the Act.

In April 2011, the FASB issued ASU 2011-02, Receivables: A Creditor’s Determination of Whether a Restructuring Is a Troubled Debt Restructuring. The ASU clarifies criteria to be considered in evaluating whether a restructuring of a receivable constitutes a troubled debt restructuring. For IBRD, this ASU is effective for the first interim or annual period beginning on or after June 15, 2011. As it is IBRD’s practice not to restructure its loans, this ASU is not expected to have an impact on its financial statements.

In April 2011, the FASB issued ASU 2011-03, Transfers and Servicing (Topic 860): Reconsideration of Effective Control for Repurchase Agreements. The ASU changes the assessment of effective control by focusing on the transferor’s contractual rights and obligations and removing the criterion to assess its ability to exercise those rights or honor those obligations. This ASU is effective for the first interim or annual period beginning on or after December 15, 2011. IBRD currently accounts for all transfers of securities as secured borrowings and is therefore not expected to be affected by this ASU.

In May 2011, the FASB issued ASU 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (IFRS). The amendments result in common fair value measurement and disclosure requirements in U.S. GAAP and IFRSs. While many of the amendments relate to the harmonization of terminology and are not expected to significantly impact current practice, some of the amendments change the existing fair value measurement and disclosure requirements. For IBRD, this ASU is effective for interim and annual periods beginning after December 15, 2011. IBRD is currently evaluating the impact on its financial statements.

In June 2011, the FASB issued ASU 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income. The ASU requires comprehensive income to be reported in either a single statement or in two consecutive statements. The ASU does not change what items are reported in other comprehensive income or existing requirements to reclassify items from other comprehensive income to net income. For IBRD, this ASU is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. IBRD is currently evaluating the impact on its financial statements.

NOTE B—CAPITAL STOCK, MAINTENANCE OF VALUE, AND MEMBERSHIP

Capital Stock:    On March 16, 2011, the resolutions to increase IBRD’s authorized capital by 725,876 shares through a general capital increase, a selective capital increase and additional shares to be held for new members, were approved by the Board of Governors.

At June 30, 2011, IBRD’s capital comprised 2,307,600 authorized shares (1,581,724 shares—June 30, 2010), of which 1,605,930 shares (1,574,526 shares—June 30, 2010) had been subscribed. Each share has a par value of 0.1 million 1974 SDRs, valued at the rate of $1.20635 per 1974 SDR. Of the subscribed capital, $11,720 million ($11,492 million—June 30, 2010) has been paid in, and the remaining $182,012 million ($178,451 million—June 30, 2010) is subject to call only when required to meet the obligations of IBRD created by borrowing or guaranteeing loans.

The following table provides a summary of the changes in subscribed capital, uncalled portion of subscriptions and paid-in capital for the fiscal years ended June 30, 2011 and June 30, 2010:

In millions of U.S. dollars

	Subscribed capital	Uncalled portion of subscriptions	Paid-in capital
As of June 30, 2009	$189,918	$(178,427)	$11,491
New member	25	(24)	1

As of June 30, 2010	$189,943	$(178,451)	$11,492
General capital increase	3,438	(3,231)	207
Selective capital increase	351	(330)	21

As of June 30, 2011	$193,732	$(182,012)	$11,720

Under IBRD’s Articles of Agreement, in the event a member withdraws from IBRD, the withdrawing member is entitled to receive the value of its shares payable to the extent the member does not have any outstanding obligations to IBRD. IBRD’s Articles of Agreement also state that the former member has continuing obligations to IBRD after withdrawal. Specifically, the former member remains fully liable for its entire capital subscription, including both the previously paid-in portion and the callable portion, so long as any part of the loans or guarantees contracted before it ceased to be a member are outstanding.

Amounts To Maintain the Value of Currency Holdings

The following table summarizes the amounts to maintain the value of currency holdings classified as components of equity:

In millions of U.S. dollars

	2011	2010
Payable (Receivable)
MOV receivable	$(52)	$(171)

Net Deferred MOV payable	1,111	576
MOV receivable in arrears	(133)	(133)
Deferred demand obligations	(130)	(130)

Deferred MOV	$848	$313

MOV receivable relates to amounts due from members on account of movements in exchange rates from the date of initial subscription, resulting in the reduction in the value of their paid-in capital denominated in national currencies. These amounts may be settled either in cash or a demand note.

Net deferred MOV payable relates to restricted currencies being used in IBRD’s operations by either being invested, swapped, or loaned to members by IBRD or through IFC. These amounts are not deferred once the restricted currencies are no longer being used in operations and become payable by IBRD on the same terms as other MOV obligations.

MOV receivable in arrears represents receivables for countries that have amounts outstanding for two years or more. Although these amounts are used to reduce equity, IBRD still considers these MOV in arrears as obligations due from the members concerned.

Deferred demand obligations relate to notes that are due on demand only after IBRD’s callable capital has been entirely called pursuant to Article IV, Section 2 (a) of the Articles of Agreement.

NOTE C—INVESTMENTS

IBRD manages its investments in two portfolios: a liquid asset portfolio and a long-term income portfolio (LTIP), both of which are designated as trading portfolios.

The investment securities held by IBRD are carried and reported at fair value, or at face value which approximates fair value. As of June 30, 2011, the majority of the Investments-Trading is comprised of time deposits and government and agency obligations (43% each), with almost all the instruments in the Investments-Trading being classified as Level 1 and Level 2 for the purposes of the fair value hierarchy classification.

The majority of the instruments in Investments-Trading are denominated in U.S. dollars (USD), Japanese yen (JPY) and Euro (EUR) (57%, 17% and 13%, respectively). IBRD uses derivative instruments to manage the associated currency and interest rate risk in the portfolio. After considering the effects of these derivatives, IBRD’s investment portfolio is predominantly denominated in USD (96%) with an average repricing of 0.37 years.

A summary of IBRD’s Investments-Trading at June 30, 2011 and June 30, 2010, is as follows:

In millions of U.S. dollars

	2011	2010
	Carrying Value	Carrying Value
Investments—Trading
Equity securities	$833	$665
Government and agency obligations	14,101	14,340
Time deposits	14,057	17,121
Asset-backed securities	3,607	3,834

Total	$32,598	$35,960

The following table summarizes the currency composition of IBRD’s Investments-Trading, at June 30, 2011 and June 30, 2010:

In millions of U.S. dollars equivalent

	2011		2010
Currency	Carrying Value	Average Repricing (years)[a]	Carrying Value	Average Repricing (years)[a]
Euro	$4,120	1.67	$7,997	1.09
Japanese yen	5,488	1.31	4,410	1.69
U.S. dollars	18,419	0.95	21,133	0.85
Others	4,571	0.61	2,420	0.86

Total	$32,598	1.06	$35,960	1.01

a.	Equity securities are not subject to repricing. The average repricing represents the remaining period to the contractual repricing or maturity date, whichever is earlier. This indicates the average length of time for which interest rates are fixed.

IBRD manages its investments on a net portfolio basis. The following table summarizes IBRD’s net portfolio position as of June 30, 2011 and June 30, 2010:

In millions of U.S. dollars

	Carrying Value
	2011	2010
Investments—Trading	$32,598	$35,960
Securities purchased under resale agreements	47	289
Securities sold under repurchase agreements, securities lent under securities lending agreements, and payable for cash collateral received	(2,184)	(998)

Derivative assets
Currency forward contracts	6,529	6,173
Currency swaps	5,823	7,187
Interest rate swaps	71	86
Other[a]	*	*

Total	12,423	13,446

Derivative liabilities
Currency forward contracts	(6,603)	(6,140)
Currency swaps	(6,469)	(7,207)
Interest rate swaps	(202)	(210)
Other[a]	(1)	—

Total	(13,275)	(13,557)

Cash held in investment portfolio[b]	1,952	1,182
Receivable from investment securities traded	83	21
Payable for investment securities purchased	(1,320)	(229)

Net Investment Portfolio	$30,324	$36,114

a.	These relate to TBA securities.
b.	This amount is included in Unrestricted Currencies under Due from Banks on the Balance Sheet.
*	Indicates amount less than $0.5 million

The following table summarizes the currency composition of IBRD’s net investment portfolio at June 30, 2011 and June 30, 2010:

In millions of U.S. dollars equivalent

	2011		2010
Currency	Carrying Value	Average Repricing (years)[a]	Carrying Value	Average Repricing (years)[a]
U.S. dollars	$29,182	0.37	$32,367	0.34
Others	1,142	0.80	3,747	0.51

Total	$30,324	0.41	$36,114	0.36

a.	Equity securities are not subject to repricing. The average repricing represents the remaining period to the contractual repricing or maturity date, whichever is earlier. This indicates the average length of time for which interest rates are fixed.

IBRD uses derivative instruments to manage currency and interest rate risk in the investment portfolio. For details regarding these instruments, see Note F—Derivative Instruments.

As of June 30, 2011, there were no short sales included in Payable for investment securities purchased on the Balance Sheet ($Nil million—June 30, 2010).

For the fiscal year ended June 30, 2011, IBRD had included $150 million of unrealized gains in income (unrealized gains of $100 million—June 30, 2010 and unrealized gains of $64 million—June 30, 2009).

Fair Value Disclosures

The following tables present IBRD’s fair value hierarchy for investment assets and liabilities measured at fair value on a recurring basis as of June 30, 2011 and June 30, 2010:

In millions of U.S. dollars

	0	0	0	0
	Fair Value Measurements on a Recurring Basis As of June 30, 2011
	Level 1	Level 2	Level 3	Total
Assets:
Investments—Trading
Equity securities	$833	$—	$—	$833
Government and agency obligations	1,671	12,430	—	14,101
Time deposits	2,601	11,456	—	14,057
Asset-backed securities	—	3,594	13	3,607

Total Investments—Trading	$5,105	$27,480	$13	$32,598

Securities purchased under resale agreements	14	33	—	47
Derivative assets—Investments
Currency forward contracts	—	6,529	—	6,529
Currency swaps	—	5,823	—	5,823
Interest rate swaps	—	71	—	71
Other[a]	—	*	—	*

Total Derivative assets—Investments	—	12,423	—	12,423

Total Assets	$5,119	$39,936	13	$45,068

Liabilities:
Securities sold under repurchase agreements and securities lent under security lending agreements[b]	$—	$246	$—	$246
Derivative liabilities—Investments
Currency forward contracts	—	6,603	—	6,603
Currency swaps	—	6,469	—	6,469
Interest rate swaps	—	202	—	202
Other[a]	—	1	—	1

Total Derivative liabilities—Investments	—	13,275	—	13,275

Total Liabilities	$—	$13,521	$—	$13,521

a.	These relate to TBA securities.
b.	Excludes $1,938 million relating to payable for cash collateral received.
*	Indicates amount less than $0.5 million

In millions of U.S. dollars

	Fair Value Measurements on a Recurring Basis As of June 30, 2010
	Level 1	Level 2	Level 3	Total
Assets:
Investments—Trading
Equity securities	$665	$—	$—	$665
Government and agency obligations	1,480	12,860	—	14,340
Time deposits	2,153	14,968	—	17,121
Asset-backed securities	—	3,816	18	3,834

Total Investments—Trading	$4,298	$31,644	$18	$35,960

Securities purchased under resale agreements	39	250	—	289
Derivative assets—Investments
Currency forward contracts	—	6,173	—	6,173
Currency swaps	—	7,187	—	7,187
Interest rate swaps	—	86	—	86
Other[a]	—	*	—	*

Total Derivative assets—Investments	—	13,446	—	13,446

Total Assets	$4,337	$45,340	$18	$49,695

Liabilities:
Securities sold under repurchase agreements and securities lent under security lending agreements[b]	$53	$151	$—	$204
Derivative liabilities—Investments
Currency forward contracts	—	6,140	—	6,140
Currency swaps	—	7,207	—	7,207
Interest rate swaps	—	210	—	210
Other[a]	—	*	—	*

Total Derivative liabilities—Investments	—	13,557	—	13,557

Total Liabilities	$53	$13,708	$—	$13,761

a.	These relate to TBA securities.
b.	Excludes $794 million relating to payable for cash collateral received.
*	Indicates amount less than $0.5 million.

The following tables provide a summary of changes in the fair value of IBRD’s Level 3 Investments—Trading assets during the fiscal year ended June 30, 2011 and June 30, 2010:

In millions of U.S. dollars

	Investments—Trading (Asset-backed Securities)
	June 30, 2011	June 30, 2010
Beginning of the fiscal year	$18	$109
Total realized/unrealized gains (losses) in:
Net income	4	10
Purchases	3	22
Sales/Settlements	(4)	(53)
Transfers out of, net	(8)	(70)

End of the fiscal year	$13	$18

The following table provides information on the unrealized gains or losses included in income for the fiscal years ended June 30, 2011 and June 30, 2010, relating to IBRD’s Level 3 Investments—Trading still held at June 30, 2011 and June 30, 2010, as well as where those amounts are included in the Statement of Income.

In millions of U.S. dollars

	Fiscal Year Ended June 30,
Unrealized Gains	2011	2010	2009
Statement of Income Line
Investments, net—Trading	$2	$3	$5

The table below provides the details of all inter-level transfers for the fiscal year ended June 30, 2011 and June 30, 2010:

In millions of U.S. dollars

	June 30, 2011
	Level 2	Level 3
Investments—Trading
(Asset-backed Securities)
Transfers (out of) into	$(16)	$16
Transfers into (out of)	24	(24)

	$8	$(8)

In millions of U.S. dollars

	June 30, 2010
	Level 2	Level 3
Investments—Trading
(Asset-backed Securities)
Transfers (out of) into	$(24)	$24
Transfers into (out of)	94	(94)

	$70	$(70)

Valuation Methods and Assumptions

Summarized below are the techniques applied in determining the fair values of investments.

Investment securities

Where available, quoted market prices are used to determine the fair value of trading securities. Examples include most government and agency securities, mutual funds, futures contracts and exchange-traded equity securities. For instruments for which market quotations are not available, fair values are determined using model-based valuation techniques, whether internally-generated or vendor-supplied, that includes the standard discounted cash flow method using market observable inputs such as yield curves, credit spreads, and prepayment speeds. Unless quoted prices are available, time deposits are reported at face value which approximates fair value.

Securities Purchased under Resale Agreements and Securities Sold under Agreements to Repurchase

Securities purchased under resale agreements and securities sold under agreements to repurchase, are reported at face value which approximates fair value.

Commercial Credit Risk

For the purpose of risk management, IBRD is party to a variety of financial transactions, certain of which involve elements of credit risk. Credit risk exposure represents the maximum potential loss due to possible nonperformance by obligors and counterparties under the terms of the contracts. For all securities, IBRD limits trading to a list of authorized dealers and counterparties.

Swap Agreements:    Credit risk is mitigated through the application of eligibility criteria and volume limits for transactions with individual counterparties and through the use of mark-to-market collateral arrangements for swap transactions. IBRD may require collateral in the form of cash or other approved liquid securities from individual counterparties in order to mitigate its credit exposure.

IBRD has entered into master derivatives agreements which contain legally enforceable close-out netting provisions. These agreements may further reduce the gross credit risk exposure related to the swaps. Credit risk with financial assets subject to a master derivatives arrangement is further reduced under these agreements to the extent that payments and receipts with the counterparty are netted at settlement. The reduction in exposure as a result of these netting provisions can vary due to the impact of changes in market conditions on existing and new transactions. The extent of the reduction in exposure may therefore change substantially within a short period of time following the balance sheet date.

The following is a summary of the collateral received by IBRD as of June 30, 2011 and June 30, 2010.

In millions of U.S. dollars

	June 30, 2011	June 30, 2010
Collateral received
Cash	$1,938	$794
Securities	11,841	9,764

Total collateral received	$13,779	$10,558

Collateral permitted to be repledged	$13,779	$10,558
Amount of collateral repledged	—	—

Securities Lending:    IBRD may engage in securities lending and repurchases, against adequate collateral, as well as securities borrowing and reverse repurchases (resales) of government and agency obligations, and corporate and asset-backed securities. Transfers of securities by IBRD to counterparties are not accounted for as sales as the accounting criteria for the treatment as a sale have not been met. Counterparties are permitted to repledge these securities until the repurchase date.

The following is a summary of the carrying amount of the securities transferred under repurchase or securities lending agreements, and the related liabilities:

In millions of U.S. dollars

	June 30, 2011	June 30, 2010	Financial Statement Presentation
Securities transferred under repurchase or securities lending agreements	$151	$204	Included under Investments—Trading on the Balance Sheet

Liabilities relating to securities transferred under repurchase or securities lending agreements	$212	$204	Included under Securities Sold Under Repurchase Agreements, Securities Lent Under Securities Lending Agreements, and Payable for Cash Collateral Received, on the Balance Sheet.

At June 30, 2011, the liabilities relating to securities transferred under repurchase or securities lending agreements included $59 million (Nil—June 30, 2010) of repurchase agreement trades that had not settled at that date. Of this amount, $44 million (Nil—June 30, 2010) represented replacement trades entered into in anticipation of maturing trades.

IBRD receives collateral in connection with resale agreements as well as swap agreements. This collateral serves to mitigate IBRD’s exposure to credit risk.

In the case of resale agreements, IBRD receives collateral in the form of liquid securities and is permitted to repledge these securities. While these transactions are legally considered to be true purchases and sales, the securities received are not recorded on IBRD’s Balance Sheet as the accounting criteria for treatment as a sale have not been met. As of June 30, 2011, IBRD had received securities with a fair value of $47 million ($291 million—June 30, 2010). Of these securities $33 million had been transferred under repurchase or security lending agreements as of that date ($Nil—June 30, 2010).

NOTE D—LOANS AND OTHER EXPOSURES

IBRD’s loans and other exposures are generally made to, or guaranteed by member countries of IBRD. In addition, IBRD may also make loans to the IFC, an affiliated organization without any guarantee. With the exception of one loan which is carried and reported at fair value, all loans are carried and reported at amortized cost.

IBRD’s loan portfolio includes loans with multicurrency terms, single currency pool terms, variable spread terms and fixed spread terms. At June 30, 2011, loans with variable spread terms and fixed spread terms (including special development policy loans), were available for new commitments under the IBRD Flexible Loan (IFL).

As of June 30, 2011, 78% of IBRD’s loans carried variable interest rates. IBRD uses derivatives to manage repricing risk between loans and borrowings. These derivatives are included under borrowing derivatives and other derivatives on the Balance Sheet. After considering the effects of these derivatives, the loan portfolio carried variable interest rates, with a weighted average interest rate of 1.2% as of June 30, 2011.

The majority of the loans in the loan portfolio are denominated in USD (77%) while the EUR and JPY account for 20% and 1% of the loan portfolio, respectively.

As of June 30, 2011, only 0.4% of IBRD’s loans were in nonaccrual status and were all related to one borrower. IBRD’s total provision for losses on accrual and nonaccrual loans accounted for 1.2% of the total loan portfolio.

Based on the IBRDs’ internal quality indicators, the majority of loans outstanding are in the Medium risk or High risk categories.

A summary of IBRD’s outstanding loans by currency and by interest rate characteristics (fixed or variable) at June 30, 2011 and June 30, 2010 follows:

In millions of U.S. dollars equivalent

	June 30, 2011
	Euro		Japanese yen		U.S. dollars		Others			Loans Outstanding
	Fixed	Variable	Fixed	Variable	Fixed	Variable	Fixed		Variable	Fixed	Variable	Total
Multicurrency terms[a]
Amount	$386	$479	$409	$507	$288	$703	$177		$158	$1,260	$1,847	$3,107
Weighted average rate (%)[b]	3.69	6.13	3.55	6.09	4.22	6.91	3.67		6.09	3.76	6.41	5.34
Average Maturity (years)	2.30	1.64	2.34	1.67	2.12	0.77	2.59		1.67	2.31	1.32	1.72
Single currency pool terms
Amount	$—	$171	$—	$—	$968	$55	$—		$—	$968	$226	$1,194
Weighted average rate (%)[b]	—	3.47	—	—	3.59	3.58	—		—	3.59	3.50	3.57
Average Maturity (years)	—	1.23	—	—	1.32	1.08	—		—	1.32	1.19	1.30
Variable-spread terms
Amount	$45	$12,701	$—	$208	$727	$58,177	$—		$45	$772	$71,131	$71,903
Weighted average rate (%)[b]	4.34	1.83	—	0.74	5.55	0.78	—		1.18	5.48	0.97	1.02
Average Maturity (years)	1.02	11.63	—	3.45	1.17	9.08	—		10.22	1.16	9.52	9.43
Fixed-spread terms
Amount	$4,341	$8,892	$32	$382	$20,842	$19,968	$698	[c]	$1,100	$25,913	$30,342	$56,255
Weighted average rate (%)[b]	4.76	2.06	2.49	0.86	4.37	0.98	7.50		4.22	4.52	1.41	2.84
Average maturity (years)	7.30	9.10	8.04	8.03	8.08	9.60	10.78		13.23	8.02	9.57	8.85

Loans Outstanding
Amount	$4,772	$22,243	$441	$1,097	$22,825	$78,903	$875		$1,303	$28,913	$103,546	$132,459
Weighted average rate (%)[b]	4.67	2.03	3.47	3.26	4.37	0.89	6.72		4.34	4.48	1.20	1.92
Average Maturity (years)	6.84	10.32	2.75	4.22	7.49	9.14	9.15		11.73	7.36	9.37	8.93

Loans Outstanding												$132,459

Less accumulated provision for loan losses and deferred loan income												1,989

Net loans outstanding												$130,470

Note: For footnotes see the following page.

In millions of U.S. dollars equivalent

	June 30, 2010
	Euro		Japanese yen		U.S. dollars		Others			Loans Outstanding
	Fixed	Variable	Fixed	Variable	Fixed	Variable	Fixed		Variable	Fixed	Variable	Total
Multicurrency terms[a]
Amount	$636	$592	$724	$670	$539	$820	$221		$159	$2,120	$2,241	$4,361
Weighted average rate (%)[b]	3.36	5.67	3.28	5.64	3.65	6.40	3.44		5.64	3.42	5.93	4.71
Average Maturity (years)	2.14	1.98	2.17	2.02	2.07	1.17	2.63		2.02	2.18	1.70	1.93

Single currency pool terms
Amount	$—	$254	$—	$—	$1,546	$105	$—		$—	$1,546	$359	$1,905
Weighted average rate (%)[b]	—	2.93	—	—	3.50	3.46	—		—	3.50	3.08	3.42
Average Maturity (years)	—	1.46	—	—	1.62	1.33	—		—	1.62	1.42	1.59

Variable-spread terms
Amount	$67	$7,947	$—	$181	$1,338	$50,479	$—		$42	$1,405	$58,649	$60,054
Weighted average rate (%)[b]	4.47	1.17	—	0.78	5.77	0.81	—		1.05	5.71	0.85	0.97
Average Maturity (years)	1.34	11.02	—	3.45	1.38	7.88	—		11.22	1.37	8.30	8.13

Fixed-spread terms
Amount	$3,438	$7,699	$23	$354	$21,245	$19,414	$602	[d]	$1,008	$25,308	$28,475	$53,783
Weighted average rate (%)[b]	4.85	1.56	2.28	0.97	4.43	1.01	7.71		4.31	4.56	1.28	2.82
Average maturity (years)	8.19	8.80	6.63	8.92	8.25	8.80	11.38		14.21	8.31	8.99	8.67

Loans Outstanding
Amount	$4,141	$16,492	$747	$1,205	$24,668	$70,818	$823		$1,209	$30,379	$89,724	$120,103
Weighted average rate (%)[b]	4.61	1.54	3.25	3.54	4.42	0.93	6.56		4.38	4.48	1.12	1.97
Average Maturity (years)	7.15	9.51	2.30	4.26	7.32	8.05	9.03		12.50	7.22	8.32	8.05

Loans Outstanding												$120,103

Less accumulated provision for loan losses and deferred loan income												1,999

Net loans outstanding												$118,104

a.	Includes loans issued prior to 1980, and loans to IFC, in addition to multicurrency pool loans. Variable rates for multicurrency loans are based on the weighted average cost of allocated debt.
b.	Excludes effects of any waivers of loan interest.
c.	Includes loans at fair value of $139 million.
d.	Includes loans at fair value of $109 million.

The maturity structure of IBRD’s loans at June 30, 2011 and June 30, 2010 is as follows:

In millions of U.S. dollars

	June 30, 2011
Terms/Rate Type	July 1, 2011 through June 30, 2012	July 1, 2012 through June 30, 2016	July 1, 2016 through June 30, 2021		Thereafter	Total
Multicurrency terms
Fixed	$551	$567	$75		$67	$1,260
Variable	898	937	12		—	1,847

Single currency pool terms
Fixed	423	543	2		—	968
Variable	114	112	—		—	226

Variable-spread terms
Fixed	387	385	—		—	772
Variable	5,101	18,678	16,256		31,096	71,131

Fixed-spread terms
Fixed	1,258	8,274	8,613	[a]	7,768	25,913
Variable	1,097	7,276	9,892		12,077	30,342

All Loans
Fixed	2,619	9,769	8,690		7,835	28,913
Variable	7,210	27,003	26,160		43,173	103,546

Total loans outstanding	$9,829	$36,772	$34,850		$51,008	$132,459

a.	Includes loans at fair value of $139 million.

In millions of U.S. dollars

	June 30, 2010
Terms/Rate Type	July 1, 2010 through June 30, 2011	July 1, 2011 through June 30, 2015	July 1, 2015 through June 30, 2020		Thereafter	Total
Multicurrency terms
Fixed	$782	$1,166	$99		$73	$2,120
Variable	920	1,262	59		—	2,241

Single currency pool terms
Fixed	578	958	10		—	1,546
Variable	158	197	4		—	359

Variable-spread terms
Fixed	639	765	1		—	1,405
Variable	4,860	18,762	15,114		19,913	58,649

Fixed-spread terms
Fixed	1,421	6,897	9,190	[a]	7,800	25,308
Variable	1,592	7,603	9,058		10,222	28,475

All Loans
Fixed	3,420	9,786	9,300		7,873	30,379
Variable	7,530	27,824	24,235		30,135	89,724

Total loans outstanding	$10,950	$37,610	$33,535		$38,008	$120,103

a.	Includes a loan at fair value of $109 million.

Credit Quality of Sovereign Exposures

Based on an evaluation of IBRD’s exposures, management has determined that IBRD has one portfolio segment —Sovereign Exposures. IBRD’s loans constitute the majority of the Sovereign Exposures portfolio segment.

IBRD’s country risk ratings are an assessment of its borrowers’ ability and willingness to repay IBRD on time and in full. These ratings are internal credit quality indicators. Individual country risk ratings are derived on the basis of both quantitative and qualitative analyses. The components considered in the analysis can be grouped broadly into eight categories: political risk, external debt and liquidity, fiscal policy and public debt burden, balance of payments risks, economic structure and growth prospects, monetary and exchange rate policy, financial sector risks, and corporate sector debt and vulnerabilities. For the purpose of analyzing the risk characteristics of IBRD’s exposures, these exposures are grouped into three classes in accordance with assigned borrower risk ratings which relate to the likelihood of loss: Low, Medium and High risk classes, as well as exposures in nonaccrual status. IBRD considers all exposures in nonaccrual status to be impaired.

IBRD’s borrowers’ country risk ratings are key determinants in the provision for losses. Country risk ratings are determined in review meetings that take place several times a year. All countries are reviewed at least once a year, or more frequently, if circumstances warrant, to determine the appropriate ratings.

IBRD considers loans to be past due when a borrower fails to make payment on any principal, interest or other charges due to IBRD on the dates provided in the contractual loan agreement.

The following table provides an aging analysis of the loan portfolio as at June 30, 2011:

In millions of U.S. dollars

Days past due	Up to 45	46-60	61-90	91-180	Over 180	Total Past Due	Current	Total
Risk Class
Low	$—	$—	$—	$—	$—	$—	$14,763	$14,763
Medium	—	—	—	—	—	—	68,737	68,737
High	6	—	—	—	—	6	48,348	48,354

Loans in accrual status[a]	6	—	—	—	—	6	131,848	131,854
Loans in nonaccrual status[a]	—	—	2	15	400	417	49	466
Loan at fair value[b]	—	—	—	—	—	—	139	139

Total	$6	$—	$2	$15	$400	$423	$132,036	$132,459

a.	At amortized cost
b.	For the loan that is reported at fair value, and which is in accrual status, credit risk assessment is incorporated in the determination of fair value.

Accumulated Provision for Losses on Loans and Other Exposures

Management determines the appropriate level of accumulated provisions for losses, which reflects the probable losses inherent in IBRD’s exposures. Probable losses comprise estimates of potential losses arising from default and nonpayment of principal amounts due, as well as present value losses. Delays in receiving loan payments result in present value losses to IBRD since it does not charge fees or additional interest on any overdue interest or charges. These present value losses are equal to the difference between the present value of payments of interest and charges made according to the related instrument’s contractual terms and the present value of its expected future cash flows. It is IBRD’s practice not to write off its loans. All contractual obligations associated with exposures in nonaccrual status have eventually been cleared, thereby allowing borrowers to eventually emerge from nonaccrual status. To date, no loans have been written off.

Notwithstanding IBRD’s historical experience, the risk of losses associated with nonpayment of principal amounts due is included in the accumulated provision for losses on loans and other exposures.

Changes to the Accumulated provision for losses on loans and other exposures for the fiscal years ended June 30, 2011, June 30, 2010 and June 30, 2009 are summarized below:

In millions of U.S. dollars

	June 30, 2011			June 30, 2010			June 30, 2009
	Loans	Other	Total	Loans	Other	Total	Loans	Other	Total
Accumulated provision, beginning of the fiscal year	$1,553	$23	$1,576	$1,632	$10	$1,642	$1,371	$5	$1,376
Net (decrease) increase in provision	(50)	5	(45)	(45)	13	(32)	279	5	284
Translation adjustment	46	1	47	(34)	—	(34)	(18)	—	(18)

Accumulated provision, end of the fiscal year	$1,549	$29	$1,578	$1,553	$23	$1,576	$1,632	$10	$1,642

Composed of accumulated provision for losses on:
Loans in accrual status	$1,316			$1,324			$1,402
Loans in nonaccrual status	233			229			230

Total	$1,549			$1,553			$1,632

Loans, end of the fiscal year:
Loans at amortized cost in accrual status	$131,854			$119,537			$105,160
Loans at amortized cost in nonaccrual status	466			457			460
Loan at fair value in accrual status	139			109			78

Total	$132,459			$120,103			$105,698

Reported as Follows
	Balance Sheet	Statement of Income
Accumulated Provision for Losses on:

Loans	Accumulated provision for losses on loans	Provision for losses on loans and other exposures

Other (excluding Exposures to Member Countries’ Derivatives)	Accounts payable and miscellaneous liabilities	Provision for losses on loans and other exposures

Exposures to Member Countries’ Derivatives	Derivative Assets – Client Operations	Provision for losses on loans and other exposures

Overdue Amounts

It is the policy of IBRD to place in nonaccrual status all loans and other exposures made to or guaranteed by a member of IBRD if principal, interest, or other charges with respect to any such exposures are overdue by more than six months, unless IBRD’s management determines that the overdue amount will be collected in the immediate future. In addition, if development credits and other exposures made by IDA to a member government are placed in nonaccrual status, all loans and other exposures made to or guaranteed by that member government, will also be placed in nonaccrual status by IBRD. On the date a member’s loans and other exposures are placed into nonaccrual status, unpaid interest and other charges accrued on exposures to the member are deducted from the income of the current period. Interest and other charges on nonaccruing exposures are included in income only to the extent that payments have been received by IBRD. If collectibility risk is considered to be particularly high at the time of arrears clearance, the member’s exposures may not automatically emerge from nonaccrual status. In such instances, a decision on the restoration of accrual status is made on a case-by-case basis and in certain cases that decision may be deferred until a suitable period of payment performance has passed.

At June 30, 2011, there were no principal or interest amounts on loans in accrual status, which were overdue by more than three months. The following tables provide a summary of selected financial information related to loans in nonaccrual status as of and for the fiscal years ended June 30, 2011, June 30, 2010 and June 30, 2009:

In millions of U.S. dollars

	2011	2010
Recorded investment in nonaccrual loans[a]	$466	$457
Accumulated provision for loan losses on nonaccrual loans	233	229
Average recorded investment in nonaccrual loans for the fiscal year[b]	463	462
Overdue amounts of nonaccrual loans:	701	631
Principal	417	384
Interest and charges	284	247

a.	A loan loss provision has been recorded against each of the loans in the nonaccrual portfolio.
b.	For the fiscal year ended June 30, 2009: $460 million

In millions of U.S. dollars

	2011	2010	2009
Interest income not recognized as a result of loans being in nonaccrual status	$36	$35	$34

During the fiscal years ended June 30, 2011, June 30, 2010, and June 30, 2009 no interest income was recognized on loans in nonaccrual status.

Information relating to the sole borrowing member with loans or guarantees in nonaccrual status at June 30, 2011 follows:

In millions of U.S. dollars

Borrower	Principal outstanding	Principal, Interest and Charges overdue	Nonaccrual since
Zimbabwe	$466	$701	October 2000

During the fiscal years ended June 30, 2011 and June 30, 2010 there were no loans placed into nonaccrual status or restored to accrual status.

Guarantees

Guarantees of $1,969 million were outstanding at June 30, 2011 ($1,726 million—June 30, 2010). This amount represents the maximum potential amount of undiscounted future payments that IBRD could be required to make under these guarantees, and is not included in the Balance Sheet. These guarantees have original maturities ranging between 2.5 and 20 years, and expire in decreasing amounts through 2029.

At June 30, 2011, liabilities related to IBRD’s obligations under guarantees of $56 million ($32 million—June 30, 2010), have been included in Accounts payable and miscellaneous liabilities on the Balance Sheet. These include the accumulated provision for guarantee losses of $18 million ($3 million—June 30, 2010).

During the fiscal years ended June 30, 2011 and June 30, 2010, no guarantees provided by IBRD were called.

Waivers of Loan Charges

IBRD provides waivers on eligible loans, which include a portion of interest on loans, a portion of the commitment charge on undisbursed balances and a portion of the front-end fee charged on all eligible loans. Waivers are approved annually by the Executive Directors of IBRD.

The reduction in net income for the fiscal years ended June 30, 2011, June 30, 2010 and June 30, 2009 resulting from waivers of loan charges, is summarized in the following table:

In millions of U.S. dollars

	2011	2010	2009
Interest waivers	$157	$163	$166
Commitment charge waivers	41	64	89
Front-end fee waivers	19	20	13

Total	$217	$247	$268

Segment Reporting

Based on an evaluation of IBRD’s operations, management has determined that IBRD has only one reportable segment since IBRD does not manage its operations by allocating resources based on a determination of the contribution to net income from individual borrowers.

Loan income comprises interest, commitment fees, loan origination fees and prepayment premia, net of waivers. For the fiscal year ended June 30, 2011, loans to three countries individually generated in excess of 10 percent of loan income and totaled to $783 million in aggregate.

The following table presents IBRD’s loan income and associated outstanding loan balances, by geographic region, as of and for the fiscal years ended June 30, 2011 and June 30, 2010:

In millions of U.S. dollars

	2011		2010
Region	Loan Income	Loans Outstanding	Loan Income	Loans Outstanding
Africa	$8	$1,413	$11	$826
East Asia and Pacific	505	26,115	551	24,668
Europe and Central Asia	566	37,741	565	30,602
Latin America and the Caribbean	1,109	45,027	1,070	43,017
Middle East and North Africa	168	9,101	171	8,469
South Asia	114	13,012	123	12,471
Other[a]	2	50	2	50

Total	$2,472	$132,459	$2,493	$120,103

a.	Represents loans to IFC, an affiliated organization.

Fair Value Disclosures

The only loan carried at fair value is classified as level 3. The following table provides a summary of changes in the fair value of IBRD’s Level 3 loan during the fiscal year ended June 30, 2011 and June 30, 2010:

In millions of U.S. dollars

	2011	2010
Beginning of the fiscal year	$109	$78
Total realized/unrealized gains (losses) in:
Net income	14	23
Other comprehensive income	16	8

End of the fiscal year	$139	$109

The following table reflects the fair value adjustment on the loan and provides information on the unrealized gains or losses, relating to IBRD’s Level 3 loan, included in income, for the fiscal years ended June 30, 2011, June 30, 2010, and June 30, 2009.

In millions of U.S. dollars

	Fiscal Year Ended June 30,
Unrealized Gains (Losses)	2011	2010	2009
Statement of Income Line
Fair value adjustment on non-trading portfolios, net	$4	$15	$(14)

The table below presents the fair value of all IBRD’s loans along with their respective carrying amounts as of June 30, 2011 and June 30, 2010:

In millions of U.S. dollars

	2011		2010
	Carrying Value	Fair Value	Carrying Value	Fair Value
Net Loans Outstanding	$130,470	$129,447	$118,104	$117,936

Valuation Methods and Assumptions

All of IBRD’s loans are made to or guaranteed by countries that are members of IBRD, except for those loans made to IFC. IBRD does not currently sell its loans.

As of June 30, 2011 and June 30, 2010, carrying value includes one loan with an embedded derivative, which is fair valued on a matrix basis against the related bond. All other loans are carried at amortized cost. The fair value of these loans is calculated using a discounted cash flow method. This method incorporates Credit Default Swap spreads for each borrower. Basis adjustments are applied to market recovery levels to reflect IBRD’s recovery experience.

NOTE E—BORROWINGS

IBRD issues unsubordinated and unsecured fixed and variable rate debt in a range of currencies. Some of these debt instruments are callable. Variable rates may be based on, for example, exchange rates, interest rates or equity indices.

Commencing July 1, 2008, IBRD elected to fair value all debt instruments in the borrowings portfolio, with changes in fair value reported in earnings. As a result of the initial adoption of the fair value option, IBRD recorded a transition adjustment of $2,566 million as a decrease to the opening balance of retained earnings. After the initial election, the option is exercised at the inception of a financial asset or a financial liability and is irrevocable. The objective of making this election is to report the entire portfolio on the same measurement basis, thereby eliminating the previous mixed-attribute approach and better reflecting the overall economic position and result of the portfolio.

Borrowings issued by IBRD are carried and reported at fair value. As at June 30, 2011, the majority of the instruments in the portfolio were classified as Level 2, for the purposes of the fair value hierarchy classification. In addition, most of these instruments were denominated in USD, Australian dollar (AUD) EUR and JPY (51.3%, 9,9%, 9.2% and 9.2%, respectively). IBRD uses derivatives to manage the repricing risk between loans and borrowings. These derivatives also include derivatives which convert fixed interest rate loan repayments to floating interest rate loan repayments. After the effect of these derivatives (excluding those which convert fixed interest rate loan repayments to floating interest rate loan repayments), the borrowing portfolio carried variable interest rates, with a weighted average cost of 0.63% as of June 30, 2011 (0.66% as of June 30, 2010).

The following table provides a summary of the interest rate characteristics of IBRD’s borrowings at June 30, 2011 and June 30, 2010:

In millions of U.S. dollars

	June 30, 2011	WAC[a] (%)	June 30, 2010	WAC[a] (%)
Fixed	$104,717	3.78	$96,874	3.85
Variable	28,093	2.17	28,012	2.12

Borrowings[b]	$132,810	3.44%	$124,886	3.46%
Fair value adjustment	2,432		3,691

Borrowings at fair value	$135,242		$128,577

a.	WAC refers to weighted average cost.
b.	At amortized cost.

At June 30, 2011, the currency composition of debt in IBRD’s borrowings portfolio before derivatives was as follows:

	June 30, 2011	June 30, 2010
U.S. dollar	51.3%	56.4%
Australian dollar	9.9	7.4
Japanese yen	9.2	9.5
Euro	9.2	8.6
Pounds sterling	4.3	2.7
South African Rand	2.8	3.8
Others	13.3	11.6

	100.0%	100.0%

The maturity structure of IBRD’s borrowings outstanding at June 30, 2011 and June 30, 2010 is as follows:

In millions of U.S. dollars

Period	June 30, 2011	June 30, 2010
Less than 1 year	$26,552	$33,959
Between
1 - 2 years	17,233	17,097
2 - 3 years	16,395	12,693
3 - 4 years	20,177	10,903
4 - 5 years	15,523	11,790
Thereafter	39,362	42,135

	$135,242	$128,577

IBRD’s borrowings have original maturities ranging from 15 days to 40 years, with the final maturity being in 2041.

Fair Value Disclosures

IBRD’s fair value hierarchy for borrowings measured at fair value on a recurring basis as of June 30, 2011 and June 30, 2010 is as follows:

In millions of U.S. dollars

	June 30, 2011	June 30, 2010
Level 1	$—	$—
Level 2	122,826	116,490
Level 3	12,416	12,087

	$135,242	$128,577

The following table provides a summary of changes in the fair value of IBRD’s Level 3 borrowings during the fiscal years ended June 30, 2011 and June 30, 2010:

In millions of U.S. dollars

	2011	2010
Beginning of the fiscal year	$12,087	$11,071
Total realized/unrealized (gains) losses in:
Net income	(137)	393
Other comprehensive income	1,145	663
Issuances	574	1,536
Settlements	(817)	(912)
Transfers out of, net	(436)	(664)

End of the fiscal year	$12,416	$12,087

The following table provides information on the unrealized gains or losses included in income for the fiscal years ended June 30, 2011 and June 30, 2010, relating to IBRD’s Level 3 borrowings still held at June 30, 2011 and June 30, 2010, as well as where those amounts are included in the Statement of Income.

In millions of U.S. dollars

	Fiscal Year Ended June 30,
Unrealized Gains (Losses)	2011	2010	2009
Statement of Income Line
Fair value adjustment on non-trading portfolios, net	$209	$(347)	$1,126

The following table provides information on the unrealized gains or losses included in income for the fiscal years ended June 30, 2011, June 30, 2010 and June 30, 2009 relating to IBRD’s borrowings held at June 30, 2011, June 30, 2010, June 30, 2009, as well as where those amounts are included in the Statement of Income.

In millions of U.S. dollars

	Fiscal Year Ended June 30,
Unrealized Gains (Losses)	2011	2010	2009
Statement of Income Line
Fair value adjustment on non-trading portfolios, net	$1,505	$(3,024)	$(1,068)

The table below provides the details of all inter-level transfers for the fiscal year ended June 30, 2011 and June 30, 2010:

In millions of U.S. dollars

	June 30, 2011
	Level 2	Level 3
Borrowings
Transfers into (out of)	$536	$(536)
Transfers (out of) into	(100)	100

	$436	$(436)

In millions of U.S. dollars

	June 30, 2010
	Level 2	Level 3
Borrowings
Transfers into (out of)	$778	$(778)
Transfers (out of) into	(114)	114

	$664	$(664)

Presented below is the difference between the aggregate fair value and aggregate contractual principal balance of long-term borrowings:

In millions of U.S. dollars

	Fair Value	Principal Amount Due Upon Maturity	Difference
June 30, 2011	$135,242	$144,323	$(9,081)
June 30, 2010	$128,577	$138,074	$(9,497)

During the fiscal year ended June 30, 2011, IBRD’s credit spreads remained largely unchanged.

During the fiscal year ended June 30, 2010, IBRD experienced improvements in its credit spreads as a result of improved market conditions. The estimated financial effects on the fair value of the debt issued and outstanding as of June 30, 2010 were net unrealized losses of $994 million, determined using observable changes in IBRD’s credit spreads.

Valuation Methods and Assumptions

Techniques applied in determining the fair values of debt instruments are summarized below.

Discount notes and vanilla bonds

Discount notes and vanilla bonds are valued using the standard discounted cash flow method which relies on market observable inputs such as yield curves, foreign exchange rates, basis spreads and funding spreads.

Structured bonds

Structured bonds issued by IBRD have coupon or repayment terms linked to the level or the performance of interest rates, foreign exchange rates, equity indices or commodities. The fair value of the structured bonds is derived using the discounted cash flow method based on estimated future pay-offs determined by applicable models and computation of embedded optionality such as caps, floors and calls. A wide range of industry standard models such as one factor Hull-White, Libor Market Model and Black-Scholes are used depending on the specific structure. These models incorporate market observable inputs, such as yield curves, foreign exchange rates, basis spreads, funding spreads, swaption volatilities, equity index volatilities and equity indices.

The following table summarizes IBRD’s borrowings portfolio after derivatives as of June 30, 2011 and June 30, 2010.

In millions of U.S. dollars

	June 30, 2011	June 30, 2010
Borrowings	$135,242	$128,577
Currency swaps, net	(9,858)	(6,238)
Interest rate swaps, net	(2,883)	(2,564)

	$122,501	$119,775

IBRD uses derivative contracts to manage the repricing risk between its loans and borrowings. For details regarding Currency swaps and Interest rate swaps, see Note F—Derivative Instruments.

NOTE F—DERIVATIVE INSTRUMENTS

IBRD uses derivative instruments in its investment and borrowing portfolios, and for asset/liability management purposes. It also offers derivatives intermediation services to clients and concurrently enters into offsetting transactions with market counterparties.

The following table summarizes IBRD’s use of derivatives in its various financial portfolios:

Portfolio	Derivative instruments used	Purpose / Risk being managed
Risk management purposes:

Investments	Currency swaps, interest rate swaps, currency forwards, options and futures contracts	Manage currency and interest rate risk in the portfolio

Borrowings	Currency swaps, Interest rate swaps, Structured swaps	Manage repricing risks between loans and borrowings

Other assets/liabilities	Currency swaps, Interest rate swaps	Manage currency risk as well as extend the duration of IBRD’s equity

Other purposes:

Client operations	Currency swaps, Interest rate swaps	Assist clients in managing their interest rate and currency risks

Under client operations, derivative intermediation services are provided to the following:

Borrowing Countries:    Currency and interest rate swap transactions are executed between IBRD and its borrowers under master derivatives agreements.

Non-Affiliated Organizations:    IBRD has a master derivatives agreement with the International Finance Facility for Immunisation (IFFIm), a AAA-rated organization, under which several transactions have been executed.

Affiliated Organizations:    Derivative contracts are executed between IBRD and IDA, under an agreement allowing IBRD to intermediate derivative contracts on behalf of IDA.

Since 2008 IBRD has engaged in an equity duration extension strategy which employs interest rate swaps to increase the duration of its equity from approximately three months to approximately four years. This strategy seeks to increase the stability of operating income by taking greater exposure to long-term interest rates.

On July 1, 2000, IBRD adopted FASB’s guidance on derivatives and hedging. This guidance requires that derivative instruments be recorded on the balance sheet at fair value. IBRD has elected not to designate any qualifying hedging relationships for accounting purposes. Rather, all derivative instruments have been marked to fair value and all changes in fair value have been recognized in net income. While IBRD believes that its hedging strategies achieve its objectives, the application of qualifying hedging criteria for accounting purposes would not appropriately reflect IBRD’s risk management strategies.

Upon adoption of this guidance in the fiscal year 2001, $500 million was reported in other comprehensive income representing the difference between the carrying value and the fair value of those derivatives that were hedging a cash flow exposure prior to adoption. This amount is being reclassified into earnings in the same period or periods in which the hedged forecasted transactions affect earnings.

Any gains or losses on those borrowings for which a fair value exposure was being hedged prior to adoption of the guidance were recorded in income at the time of implementation, and were offset by the fair value adjustments on the related derivative instruments. The fair value adjustments on those bonds are being amortized into earnings over the remaining lives of the related bonds, through the Fair value adjustment on non-trading portfolios, net in the Statement of Income.

The following tables provide information on the fair value amounts and the location of the derivative instruments on the Balance Sheet, as well as notional amounts and credit risk exposures of those derivative instruments as of June 30, 2011 and June 30, 2010:

Fair value of derivative instruments on the Balance Sheet:

In millions of U.S. dollars

	Derivative assets					Derivative liabilities
	Balance Sheet Location	June 30, 2011			June 30, 2010	Balance Sheet Location	June 30, 2011	June 30, 2010
Derivatives not designated as hedging instruments

Options and Futures contracts— Investment— Trading	Receivable from investment securities traded	$		*	$—	Receivable from investment securities traded	$—	$1

Interest rate swaps	Derivative assets		7,635		7,894	Derivative liabilities	2,708	3,080

Currency swaps (including currency forward contracts and structured swaps)	Derivative assets		137,076		113,929	Derivative liabilities	127,720	107,535

Other[a]	Derivative assets		*		*	Derivative liabilities	1	*

Total Derivatives			$144,711		$121,823		$130,429	$110,616

a.	These relate to TBA securities
*	Indicates amount less than $0.5 million

Notional amounts and credit risk exposure of the derivative instruments:

In millions of U.S. dollars

Type of contract	June 30, 2011	June 30, 2010
Investments—Trading
Interest rate swaps and swaptions
Notional principal	$6,889	$6,641
Credit exposure	71	86
Currency swaps (including currency forward contracts)
Credit exposure	23	427
Exchange traded Options and Futures[a]
Notional long position	638	1,686
Notional short position	88	35
Other derivatives[b]
Notional long position	169	48
Notional short position	4	—
Credit exposure	*	*

Client operations
Interest rate swaps
Notional principal	23,406	15,821
Credit exposure	499	467
Currency swaps
Credit exposure	1,354	721

Borrowing portfolio
Interest rate swaps
Notional principal	130,089	115,110
Credit exposure	4,885	4,857
Currency swaps
Credit exposure	15,758	10,494

Other derivatives
Interest rate swaps
Notional principal	38,032	36,296
Credit exposure	2,589	2,830
Currency swaps
Credit exposure	214	142

a.	Exchange traded instruments are generally subject to daily margin requirements and are deemed to have no material credit risk. All outstanding options and future contracts as of June 30, 2011 and June 30, 2010 are interest rate contracts
b.	These relate to TBA securities
*	Indicates amount less than $0.5 million

IBRD is not required to post collateral under its derivative agreements as long as it maintains a AAA credit rating. The aggregate fair value of all derivative instruments with credit-risk related contingent features that are in a liability position on June 30, 2011 is $381 million. IBRD has not posted any collateral with these counterparties due to its AAA credit rating. If the credit-risk related contingent features underlying these agreements were triggered to the extent that IBRD would be required to post collateral as of June 30, 2011, the amount of collateral that would need to be posted would be $134 million.

Amount of gains and losses on non-trading derivatives and their location on the Statement of Income during the fiscal years ended June 30, 2011, June 30, 2010 and June 30, 2009 is as follows:

In millions of U.S. dollars

	Income Statement Location	Fiscal Year ended June 30, Gains (Losses)
		2011	2010	2009
Derivatives not designated as hedging instruments, and not held in a trading portfolio[a]

Interest rate swaps	Fair value adjustment on non-trading portfolios, net	$(139)	$1,322	$2,143

Currency swaps (including currency forward contracts and structured swaps)	Fair value adjustment on non-trading portfolios, net	(950)	649	2,219

Total		$(1,089)	$1,971	$4,362

a.	For alternative disclosures about trading derivatives see the following table

All of the instruments in IBRD’s investment portfolio are held for trading purposes. Within the investment portfolio, IBRD holds highly rated fixed income securities, listed equity securities as well as derivatives.

The following table provides information on the location and amount of gains and losses on the Investments – trading portfolio and their location on the Statement of Income during the fiscal years ended June 30, 2011, June 30, 2010 and June 30, 2009:

In millions of U.S. dollars

Statement of Income Line	Fiscal Year ended June 30, Investments, net-trading[a], gains (losses)
	2011	2010	2009
Type of instrument
Fixed income	$17	$55	$(68)
Equity	138	71	46

	$155	$126	$(22)

a.	Amounts associated with each type of instrument includes realized and unrealized gains and losses on both derivative instruments and non-derivative instruments

Fair Value Disclosures

IBRD’s fair value hierarchy for derivative assets and liabilities measured at fair value on a recurring basis as of June 30, 2011 and June 30, 2010 is as follows:

In millions of U.S. dollars

	Fair Value Measurements on a Recurring Basis As of June 30, 2011
	Level 1	Level 2	Level 3	Total
Derivative Assets:
Investments
Currency forward contracts	$—	$6,529	$—	$6,529
Currency swaps	—	5,823	—	5,823
Interest rate swaps	—	71	—	71
Other[a]	—	*	—	*

	—	12,423	—	12,423

Client operations
Currency swaps	—	31,550	—	31,550
Interest rate swaps	—	428	—	428

	—	31,978		31,978

Borrowings
Currency swaps	—	78,254	14,152	92,406
Interest rate swaps	—	4,736	57	4,793

	—	82,990	14,209	97,199

Other assets / liabilities
Currency swaps	—	768	—	768
Interest rate swaps	—	2,343	—	2,343

	—	3,111	—	3,111

Total derivative assets	$—	$130,502	$14,209	$144,711

Derivative Liabilities:
Investments
Currency forward contracts	$—	$6,603	$—	$6,603
Currency swaps	—	6,469	—	6,469
Interest rate swaps	—	202	—	202
Other[a]	—	1	—	1

	—	13,275		13,275

Client operations
Currency swaps	—	31,545	—	31,545
Interest rate swaps	—	419	—	419

	—	31,964	—	31,964

Borrowings
Currency swaps	—	69,699	12,849	82,548
Interest rate swaps	—	1,893	17	1,910

	—	71,592	12,866	84,458

Other assets / liabilities
Currency swaps	—	555	—	555
Interest rate swaps	—	177	—	177

	—	732	—	732

Total liabilities	$—	$117,563	$12,866	$130,429

a.	These relate to TBA securities.
*	Indicates amount less than $0.5 million

In millions of U.S. dollars

	Fair Value Measurements on a Recurring Basis As of June 30, 2010
	Level 1	Level 2	Level 3	Total
Derivative Assets:
Investments
Currency forward contracts	$—	$6,173	$—	$6,173
Currency swaps	—	7,187	—	7,187
Interest rate swaps	—	86	—	86
Other[a]	—	*	—	*

	—	13,446	—	13,446

Client operations
Currency swaps	—	17,205	—	17,205
Interest rate swaps	—	428	—	428

		17,633		17,633

Borrowings
Currency swaps	—	69,347	13,320	82,667
Interest rate swaps	—	4,781	9	4,790

		74,128	13,329	87,457

Other assets / liabilities
Currency swaps	—	697	—	697
Interest rate swaps	—	2,590	—	2,590

	—	3,287	—	3,287

Total derivative assets	$—	$108,494	$13,329	$121,823

Derivative Liabilities:
Investments
Currency forward contracts	$—	$6,140	$—	$6,140
Currency swaps	—	7,207	—	7,207
Interest rate swaps	—	210	—	210
Other[a]	—	*	—	*

	—	13,557	—	13,557

Client operations
Currency swaps	—	17,203	—	17,203
Interest rate swaps	—	420	—	420

	—	17,623	—	17,623

Borrowings
Currency swaps	—	63,823	12,606	76,429
Interest rate swaps	—	2,208	18	2,226

	—	66,031	12,624	78,655

Other assets / liabilities
Currency swaps	—	556	—	556
Interest rate swaps	—	224	—	224

	—	780	—	780

Total liabilities	$—	$97,991	$12,624	$110,615

a.	These relate to TBA securities.
*	Indicates amount less than $0.5 million

The following tables provide a summary of changes in the fair value of IBRD’s Level 3 derivatives, net during the fiscal years ended June 30, 2011 and June 30, 2010:

In millions of U.S. dollars

	Fiscal Year Ended June 30, 2011
	Currency Swaps	Interest Rate Swaps	Total
Beginning of the fiscal year	$714	$(9)	$705
Total realized/unrealized gains (losses) in:
Net income	(159)	49	(110)
Other comprehensive income	1,126	—	1,126
Issuances	(1)	—	(1)
Sales/Settlements	(182)	—	(182)
Transfers (out of) in, net	(195)	*	(195)

End of the fiscal year	$1,303	$40	$1,343

*	Indicates amount less than $0.5 million

In millions of U.S. dollars

	Fiscal Year Ended June 30, 2010
	Currency Swaps	Interest Rate Swaps	Total
Beginning of the fiscal year	$18	$(19)	$(1)
Total realized/unrealized gains or (losses) in:
Net income	(1)	15	14
Other comprehensive income	673	—	673
Issuances	(2)	1	(1)
Sales/Settlements	(4)	—	(4)
Transfers in (out of), net	30	(6)	24

End of the fiscal year	$714	$(9)	$705

Unrealized gains or losses included in income for the fiscal years ended June 30, 2011 and June 30, 2010, relating to IBRD’s Level 3 derivatives, net still held at June 30, 2011, and June 30, 2010 as well as where those amounts are included in the Statement of Income, are presented in the following table:

In millions of U.S. dollars

	Fiscal Year Ended June 30,
Unrealized (Losses) Gains	2011	2010	2009
Statement of Income Line
Fair value adjustment on non-trading portfolios, net	$(172)	$(24)	$(480)

The table below provides the details of all inter-level transfers during the fiscal year ended June 30, 2011 and June 30, 2010:

In millions of U.S. dollars

	June 30, 2011
	Level 2	Level 3
Derivatives, net
Transfer Into (out of)	$196	$(196)
Transfers (out of) into	(1)	1

	$195	$(195)

In millions of U.S. dollars

	June 30, 2010
	Level 2	Level 3
Derivatives, net
Transfers (out of) into	$(24)	$24

Valuation Methods and Assumptions

Derivative contracts include currency forward contracts, TBAs, currency swaps and interest rate swaps. Currency swaps and interest rate swaps are either plain vanilla or structured. Currency forward contracts and plain vanilla currency and interest rate swaps are valued using the standard discounted cash flow methods using market observable inputs such as yield curves, foreign exchange rates, basis spreads and funding spreads. For structured currency and interest rate swaps, which primarily consist of callable swaps linked to interest rates, foreign exchange rates, and equity indices, valuation models and inputs similar to the ones applicable to structured bonds valuation are used.

NOTE G—RETAINED EARNINGS, ALLOCATIONS AND TRANSFERS

The changes in the components of Retained Earnings for each of the fiscal periods from June 30, 2008 to June 30, 2011, are summarized below:

In millions of US dollars

	Special Reserve	General Reserve	Pension Reserve	Surplus	Cumulative Fair Value Adjustments	LTIP Reserve	Unallocated Net Income (Loss)	Restricted Retained Earnings	Total
As of June 30, 2008	$293	$24,859	$1,138	$—	$800	—	$2,232	—	$29,322
Adjustment to beginning balance: Cumulative effect of adoption of Fair Value Option—Note E	—	—	—	—	(2,566)	—	—	—	(2,566)

Net income allocation[a]	—	811	117	750	(39)	—	(1,649)	$10	—

Board of Governors-approved transfers funded from Surplus[b]	—	—	—	(155)	—	—	155	—	—

Net income for the year	—	—	—	—	—	—	3,114	—	3,114

As of June 30, 2009	$293	$25,670	$1,255	$595	$(1,805)	—	$3,852	$10	$29,870

Net income allocation[a]	—	—	25	—	3,280	$36	(3,352)	11	—

Board of Governors-approved transfers funded from Surplus[b]	—	—	—	(338)	—	—	338	—	—

Net loss for the year	—	—	—	—	—	—	(1,077)	—	(1,077)

As of June 30, 2010	$293	$25,670	$1,280	$257	$1,475	$36	$(239)	$21	$28,793

Net income allocation[a]	—	281	(32)	100	(1,038)	80	621	(12)	—

Board of Governors-approved transfers funded from Surplus[b]	—	—	—	(130)	—	—	130	—	—

Net income for the year	—	—	—	—	—	—	930	—	930

As of June 30, 2011	$293	$25,951	$1,248	$227	$437	$116	$1,442	$9	$29,723

a.	Amounts retained as Surplus from net income allocation are approved by the Board of Governors.
b.	A concurrent transfer is made from Surplus to Unallocated Net Income (Loss) for all transfers reported on the Statement of Income and authorized to be funded from Surplus.

IBRD makes net income allocation decisions on the basis of reported net income, adjusted to exclude the fair value adjustment on non-trading portfolios, net, restricted income, LTIP adjustment, and Board of Governors-Approved Transfers, and after considering the allocation to the pension reserve.

On August 5, 2010, IBRD’s Executive Directors approved the allocation of $281 million of the net income earned in the fiscal year ended June 30, 2010 to the General Reserve. In addition, the Executive Directors also approved a reduction in Pension Reserve by $32 million, a reduction in Restricted Retained Earnings by $12 million, and an increase in the LTIP Reserve by $80 million.

On August 9, 2010, IBRD’s Board of Governors approved the immediate transfer of $55 million from Surplus to the Trust Fund for Gaza and West Bank, by way of grant.

On October 8, 2010, IBRD’s Board of Governors approved the immediate transfer of $383 million to IDA and $100 million to Surplus, from the net income earned in the fiscal year ended June 30, 2010. The transfer to IDA was made on October 13, 2010.

On June 8, 2011, IBRD’s Board of Governors approved the immediate transfer of $75 million from Surplus to the Trust Fund for Gaza and West Bank, by way of grant.

Subsequent event: On July 20, 2011, IBRD’s Board of Governors approved the immediate transfer of $75 million from Surplus to the Trust Fund for South Sudan, by way of grant.

Transfers approved during the fiscal years ended June 30, 2011, June 30, 2010 and June 30, 2009, are included in the following table.

In millions of U.S. dollars

	Fiscal Years Ended June 30,
Transfers funded from:	2011	2010	2009
Unallocated Net Income:
IDA	$383	$501	$583

Surplus:
IDA	—	283	—
Trust Fund for Gaza and West Bank	130	55	—
Food Price Crisis Response Trust Fund	—	—	115
Kosovo Sustainable Development Trust Fund	—	—	40

	130	338	155

Total	$513	$839	$738

There were no amounts payable for the transfers approved by the Board of Governors at June 30, 2011 and June 30, 2010.

NOTE H—TRANSACTIONS WITH AFFILIATED ORGANIZATIONS

IBRD transacts with affiliated organizations by providing loans, administrative and derivative intermediation services, as well as through its pension and other postretirement benefit plans.

At June 30, 2011 and June 30, 2010, IBRD had the following (payables to) receivables from its affiliated organizations.

In millions of U.S. dollars

	2011
	Loans	Administrative Services	Derivative Transactions[a]		Pension and Other Postretirement Benefits	Total
			Receivable	Payable
IDA	$—	$370	$9,893	$(9,886)	$(999)	$(622)
IFC	50	32	—	—	(100)	(18)
MIGA	—	3	—	—	(5)	(2)

	$50	$405	$9,893	$(9,886)	$(1,104)	$(642)

In millions of U.S. dollars

	2010
	Loans	Administrative Services	Derivative Transactions[a]		Pension and Other Postretirement Benefits	Total
			Receivable	Payable
IDA	$—	$357	$4,144	$(4,087)	$(1,088)	$(674)
IFC	50	25	—	—	(86)	(11)
MIGA	—	3	—	—	(4)	(1)

	$50	$385	$4,144	$(4,087)	$(1,178)	$(686)

a.	For details on derivative transactions relating to the swap intermediation services provided by IBRD to IDA see Note F—Derivative Instruments

The (payables) receivables balances to (from) these affiliated organizations are reported in the Balance Sheet as follows:

Receivables / Payables related to:	Reported as:
Loans	Loans outstanding
Receivable for Administrative Services	Other Assets— Miscellaneous
Receivables (payables) for Derivative Transactions	Derivative Assets/Liabilities—Client operations
Payable for Pension and Other Postretirement Benefits	Accounts payable and miscellaneous liabilities

Loans

IBRD has a Local Currency Loan Facility Agreement with IFC which is capped at $300 million. At June 30, 2011, the loan balance under this facility amounted to $50 million at an interest rate of 3.96% and weighted average maturity of 3.2 years. This loan is not eligible for interest waivers.

Administrative services

For the fiscal year ended June 30, 2011, IBRD’s administrative expenses are net of the share of expenses allocated to IDA of $1,234 million ($1,150 million—June 30, 2010, and $975 million—June 30, 2009). The allocation of expenses between IBRD and IDA is based on an agreed cost sharing formula, and amounts are settled quarterly.

Other income

For the fiscal years ended June 30, 2011, June 30, 2010 and June 30, 2009, the amount of fee revenue associated with services provided to affiliated organizations is included in Other Income on the Statement of Income, as follows:

In millions of U.S. dollars

	2011	2010	2009
Fees charged to IFC	$76	$68	$69
Fees charged to MIGA	10	8	8

For Pension and Other Post Retirement Benefits related disclosures see Note J—Pension and Other Post Retirement Benefits.

NOTE I—MANAGEMENT OF EXTERNAL FUNDS AND OTHER SERVICES

Trust Funds

IBRD, alone or jointly with one or more of its affiliated organizations, administers on behalf of donors, including members, their agencies and other entities, funds restricted for specific uses in accordance with administration agreements with donors. Specified uses could include, for example, co-financing of IBRD lending projects, debt reduction operations, technical assistance including feasibility studies and project preparation, global and regional programs, and research and training programs. These funds are held in trust with IBRD and/or IDA, and are held in a separate investment portfolio which is not commingled with IBRD and/or IDA funds, neither are they included in the assets of IBRD.

Trust fund execution may be carried out in one of two ways: Recipient-executed or IBRD-executed.

Recipient-executed trust funds involve activities carried out by a recipient third-party “executing agency”. IBRD enters into agreements with and disburses funds to those recipients, who then exercise spending authority to meet the objectives and comply with terms stipulated in the agreements.

IBRD-executed trust funds involve IBRD execution of activities as described in relevant administration agreements with donors which define the terms and conditions for use of the funds. Spending authority is exercised by IBRD, under the terms of the administration agreements. The executing agency services provided by IBRD vary and include for example, activity preparation, analytical and advisory activities and project-related activities, including procurement of goods and services.

In some trust funds, execution is split between Recipient-executed and IBRD-executed portions. Decisions on assignment of funding resources between the two types of execution may be made on an ongoing basis; therefore the execution of a portion of these available resources may not yet be assigned.

IBRD also acts as financial intermediary to provide specific administrative or financial services with a limited fiduciary or operational role. These arrangements include, for example, administration of debt service trust funds, financial intermediation and other more specialized limited funds management roles. Funds are held and disbursed in accordance with instructions from donors or, in some cases, an external governance structure or a body operating on behalf of donors.

During the fiscal year ended June 30, 2011, IBRD recognized $55 million ($56 million—June 30, 2010 and $53 million—June 30, 2009) as revenue for administration of trust funds operations. This revenue has been recorded as Other Income. Revenue collected from donor contributions but not yet earned by IBRD totaling $66 million at June 30, 2011 ($65 million—June 30, 2010) is included in Other Assets (Miscellaneous) and in Accounts payable and miscellaneous liabilities, correspondingly, on the Balance Sheet.

Investment Management Services

IBRD offers treasury and investment management services to affiliated and non-affiliated organizations. Under these arrangements, IBRD is responsible for managing investment account assets on behalf of these institutions, and in return receives a quarterly fee based on the average value of the portfolios.

In addition, IBRD offers asset management and technical advisory services to central banks of member countries, under the Reserves Advisory and Management Program, for capacity building and other development purposes and receives a fee for these services.

The fee income from all of these investment management activities in the amount of $21 million ($20 million—June 30, 2010) is included in Other Income on the Statement of Income.

Other Services

Donors to the Advance Market Commitment for Pneumococcal Vaccines Initiative (AMC) have provided IBRD with commitments to give $1.5 billion over a ten year period, with the GAVI Alliance (GAVI) as the named beneficiary. Some of these grants are payable on specified due dates and are classified as unconditional while others are payable on demand when needed and are classified as conditional for accounting purposes. As of June 30, 2011 investments and receivables at a net carrying value comprise $ 863 million (as of June 30, 2010—$717 million). These assets along with the corresponding liabilities are included in IBRD’s Balance Sheet. The assets will be drawn down by GAVI in accordance with the terms of the AMC which require that the funds be used to make payments for qualifying vaccines. In addition, should a donor fail to pay, IBRD has committed to pay the shortfall. For this commitment, IBRD charges an annual 30 basis point premium on outstanding grant payments not yet paid by AMC donors. IBRD also charges an annual service fee based on the related administrative and financial management costs incurred to support the program. IBRD is entitled to collect fees charged from investment income earned on AMC - related investment assets, to the extent earnings have accumulated. Should fees charged exceed investment income earned, one donor has agreed to pay IBRD up to $13 million of any deficit, of which $4 million has been paid as of June 30, 2011.

Donor Receivables are reported in Other Assets (Miscellaneous), with the corresponding payables reflected in Accounts payable and miscellaneous liabilities. Fee income recognized from these arrangements is included in Other Income. Amounts recorded for the non-contingent and contingent obligations arising from IBRD’s obligation to pay in the event of a donor default are included in Note D—Loans and Other Exposures.

NOTE J—PENSION AND OTHER POSTRETIREMENT BENEFITS

IBRD, IFC and MIGA participate in a defined benefit SRP, a Retired Staff Benefits Plan (RSBP) and a Post-Employment Benefits Plan (PEBP) that cover substantially all of their staff members.

The SRP provides pension benefits and includes a cash balance plan. The RSBP provides certain health and life insurance benefits to eligible retirees. The PEBP provides certain pension benefits administered outside the SRP.

IBRD uses a June 30 measurement date for its pension and other postretirement benefit plans.

The amounts presented below reflect IBRD’s respective share of the costs, assets and liabilities of the plans.

All costs, assets and liabilities associated with these plans are allocated between IBRD, IFC, and MIGA based upon their employees’ respective participation in the plans. Costs allocated to IBRD are then shared between IBRD and IDA based on an agreed cost sharing ratio. IDA, IFC and MIGA reimburse IBRD for their proportionate share of any contributions made to these plans by IBRD. Contributions to these plans are calculated as a percentage of salary.

As of June 30, 2011, the SRP had a positive funded status of $328 million and the RSBP had a negative funded status of $312 million. The funded status of the PEBP, after reflecting the $426 million of assets which are included in the investment portfolio, was negative $128 million.

The following table summarizes the benefit costs associated with the SRP, RSBP, and PEBP for IBRD and IDA for the fiscal years ended June 30, 2011, June 30, 2010, and June 30, 2009:

In millions of U.S. dollars

	SRP			RSBP				PEBP
	2011	2010	2009	2011		2010	2009	2011	2010	2009
Benefit Cost
Service cost	$275	$221	$264	$55		$43	$44	$20	$15	$15
Interest cost	631	655	697	103		99	104	25	27	28
Expected return on plan assets	(728)	(757)	(948)	(94)		(91)	(115)	—	—	—
Amortization of prior service cost	7	7	7	(*	)	(2)	(2)	*	*	*
Amortization of unrecognized net loss	117	68	—	37		29	21	13	11	20

Net periodic pension cost	$302	$194	$20	$101		$78	$52	$58	$53	$64

of which:
IBRD’s share	$144	$94	$10	$48		$38	$25	$28	$26	$31
IDA’s share	$158	$100	$10	$53		$40	$27	$30	$27	$33

*	Indicates amount less than $0.5 million

IBRD’s share of benefit cost is included in Administration Expenses. IDA’s share of benefit cost is included as a payable to/receivable from IDA in Accounts payable and miscellaneous liabilities on the Balance Sheet (see Note H—Transactions with Affiliated Organizations).

The following table summarizes the projected benefit obligations, fair value of plan assets, and funded status associated with the SRP, RSBP, and PEBP for IBRD and IDA for the fiscal years ended June 30, 2011, and June 30, 2010. Since the assets for the PEBP are not held in an irrevocable trust separate from the assets of IBRD, they do not qualify for off-balance sheet accounting and are therefore included in IBRD’s investment portfolio. The assets of the PEBP are invested in fixed income instruments.

In millions of U.S. dollars

	SRP		RSBP		PEBP
	2011	2010	2011	2010	2011	2010
Projected Benefit Obligations
Beginning of year	$11,249	$9,608	$1,741	$1,433	$450	$395
Service cost	275	221	55	43	20	15
Interest cost	631	655	103	99	25	27
Participant contributions	80	76	15	13	1	1
Federal subsidy received	n.a	n.a.	3	1	n.a	n.a.
Benefits paid	(495)	(457)	(60)	(49)	(23)	(18)
Actuarial loss	304	1,146	14	201	81	30

End of year	12,044	11,249	1,871	1,741	554	450

Fair value of plan assets
Beginning of year	10,950	9,932	1,326	1,166
Participant contributions	80	76	15	13
Actual return on assets	1,686	1,254	203	140
Employer contributions	151	145	75	56
Benefits paid	(495)	(457)	(60)	(49)

End of year	12,372	10,950	1,559	1,326

Funded status[a]	$328	$(299)	$(312)	$(415)	$(554)	$(450)

Accumulated Benefit Obligations	$10,519	$9,502	$1,871	$1,741	$486	$415

a.	Positive funded status is reflected in Assets under retirement benefits plans; negative funded status is included in Liabilities under retirement benefits plans, on the Balance Sheet

The following tables present the amounts included in Accumulated Other Comprehensive Income relating to Pension and Other Postretirement Benefits.

Amounts included in Accumulated Other Comprehensive Loss at June 30, 2011:

In millions of U.S. dollars

	SRP	RSBP	PEBP	Total
Net actuarial loss	$1,675	$484	$226	$2,385
Prior service cost	27	—	2	29

Net amount recognized in Accumulated Other Comprehensive Loss	$1,702	$484	$228	$2,414

Amounts included in Accumulated Other Comprehensive Loss at June 30, 2010:

In millions of U.S. dollars

	SRP	RSBP		PEBP	Total
Net actuarial loss	$2,445	$617		$157	$3,219
Prior service cost (credit)	35	(*	)	2	37

Net amount recognized in Accumulated Other Comprehensive Loss	$2,480	$617		$159	$3,256

*	Indicates amount less than $0.5 million

The estimated amounts that will be amortized from Accumulated Other Comprehensive Income (Loss) into net periodic benefit cost in the fiscal year ending June 30, 2012 are as follows:

In millions of U.S. dollars

	SRP	RSBP	PEBP	Total
Net actuarial loss	$35	$25	$19	$79
Prior service cost	7	—	*	7

Amount estimated to be amortized into net periodic benefit cost	$42	$25	$19	$86

*	Indicates amount less than $0.5 million

Assumptions

The actuarial assumptions used are based on financial market interest rates, past experience, and management’s best estimate of future benefit changes and economic conditions. Changes in these assumptions will impact future benefit costs and obligations.

The expected long-term rate of return for the SRP assets is a weighted average of the expected long-term (10 years or more) returns for the various asset classes, weighted by the portfolio allocation. Asset class returns are developed using a forward-looking building block approach and are not strictly based on historical returns. Equity returns are generally developed as the sum of expected inflation, expected real earnings growth and expected long-term dividend yield. Bond returns are generally developed as the sum of expected inflation, real bond yield, and risk premium/spread (as appropriate). Other asset class returns are derived from their relationship to equity and bond markets. The expected long-term rate of return for the RSBP is computed using procedures similar to those used for the SRP. The discount rate used in determining the benefit obligation is selected by reference to the year-end yield of AA corporate bonds.

Actuarial gains and losses occur when actual results are different from expected results. Amortization of these unrecognized gains and losses will be included in income if, at the beginning of the fiscal year, they exceed 10 percent of the greater of the projected benefit obligation or the market-related value of plan assets. If required, the unrecognized gains and losses are amortized over the expected average remaining service lives of the employee group.

The following tables present the weighted-average assumptions used in determining the projected benefit obligations and the net periodic pension costs for the fiscal years ended June 30, 2011, June 30, 2010, and June 30, 2009:

Weighted average assumptions used to determine projected benefit obligation

In percent

	SRP			RSBP			PEBP
	2011	2010	2009	2011	2010	2009	2011	2010	2009
Discount rate	5.30	5.75	7.00	5.50	6.00	7.00	5.20	5.75	7.00
Rate of compensation increase	5.90	6.20	6.70				5.90	6.20	6.70
Health care growth rates - at end of fiscal year				6.90	7.00	7.00
Ultimate health care growth rate				4.00	4.25	4.75
Year in which ultimate rate is reached				2022	2022	2017

Weighted average assumptions used to determine net periodic pension cost

In percent

	SRP			RSBP			PEBP
	2011	2010	2009	2011	2010	2009	2011	2010	2009
Discount rate	5.75	7.00	6.75	6.00	7.00	6.75	5.75	7.00	6.75
Expected return on plan assets	6.75	7.75	7.75	7.75	7.75	8.25
Rate of compensation increase	6.20	6.70	7.00				6.20	6.70	7.00
Health care growth rates - at end of fiscal year				7.00	7.00	7.25
Ultimate health care growth rate				4.25	4.75	5.50
Year in which ultimate rate is reached				2022	2017	2016

The medical cost trend rate can significantly affect the reported postretirement benefit income or costs and benefit obligations for the RSBP. The following table shows the effects of a one-percentage-point change in the assumed healthcare cost trend rate:

In millions of U.S. dollars

	One percentage point increase	One percentage point decrease
Effect on total service and interest cost	$38	$(29)
Effect on postretirement benefit obligation	$365	$(284)

Investment Strategy

The investment policies establish the framework for investment of the plan assets based on long-term investment objectives and the trade-offs inherent in seeking adequate investment returns within acceptable risk parameters. A key component of the investment policy is to establish a strategic asset allocation (SAA) representing the policy portfolio (i.e., neutral mix of assets) around which the plans are invested. The SAA for the plans are reviewed in detail and reset about every three to five years, with an annual review of key assumptions.

The key long-term objective is to target and secure asset performance that is reasonable in relation to the growth rate of the underlying liabilities and the assumed sponsor contribution rates. This is particularly so in the case of the SRP, which has liabilities that can be projected with a reasonable level of confidence based on the actuarial assumptions. Given the relatively long investment horizons of the SRP and RSBP of approximately 10 years, and the relatively modest liquidity needs over the short-term to pay benefits and meet other cash requirements, the focus of the investment strategy is on generating sustainable long-term investment returns through various assets classes and strategies including equity, quasi-equity, private equity and real estate.

The SAA is derived using a mix of quantitative analysis that incorporates expected returns and volatilities by asset class as well as correlations across the asset classes, and qualitative considerations such as the desired liquidity needs of the plans. The strategic asset allocation is comprised of a diversified portfolio drawn from among fixed-income, equity, real assets and absolute return strategies.

The revised target asset allocations for the SRP and RSBP were approved in December 2010 and April 2011, respectively and the portfolio is currently in transition to the new SAA.

The following table presents the actual and target asset allocation at June 30, 2011 and June 30, 2010 by asset category for the SRP and RSBP.

In percent

	SRP			RSBP
	Target Allocation Effective January 2011 (%)	% of Plan Assets		Target Allocation Effective May 2011 (%)	% of Plan Assets
		2011	2010		2011	2010
Asset Class
Fixed Income & Cash	31	33	41	24	33	36
Public Equity	27	24	15	29	27	23
Private Equity	15	20	20	20	25	26
Hedge Funds & Active Overlay	15	11	13	15	8	10
Real Assets	12	12	11	12	7	5

Total	100	100	100	100	100	100

Significant Concentrations of Risk in Plan Assets

The assets of the SRP and RSBP are diversified across a variety of asset classes. Investments in these asset classes are further diversified across funds, managers, strategies, geographies and sectors to limit the impact of any individual investment. In spite of such level of diversification, equity market risk remains the primary source of the Plan’s overall return volatility.

Risk management practices

Risk management is an integral part of managing the assets of the plans. Liability driven management and asset diversification are central to the overall investment strategy and risk management approach for the SRP. The surplus volatility risk (defined as annualized standard deviation of asset returns relative to that of liabilities) is considered the primary indicator of the SRP overall investment risk in the asset allocation process. The investment risk is regularly monitored at the absolute level, as well as at the relative levels with respect to policy benchmarks and in the case of the SRP, to the liabilities. To assess the impact of extreme market events, stress tests are performed periodically using relevant market scenarios. Credit risk is controlled through the application of the eligibility criteria and concentration limits for transactions with individual issues. Counterparty risk exposure on over-the-counter derivatives is mitigated through the use of master netting arrangements and collateral. The Plan manages its liquidity risk primarily by investing a portion of the asset base in securities that are either very liquid or can be liquidated at a fairly short notice and at a reasonable price and by maintaining an adequate cash cushion. The level of illiquid asset classes appropriate in the portfolio also takes into account projected liquidity requirements.

Risk management for different asset classes is tailored to their specific characteristics and is an integral part of external manager due diligence. In addition, monitoring of performance (both manager and asset class) against benchmarks and compliance with investment guidelines are carried out as part of the risk monitoring process.

Fair Value Measurements and Disclosures

All plan assets are measured at fair value on a recurring basis. The following table presents the fair value hierarchy of major categories of plans assets as of June 30, 2011 and June 30, 2010.

In millions of U.S. dollars

	June 30, 2011
	SRP				RSBP
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Debt Securities
Time deposits	$—	$225	$—	$225	$—	$23	$—	$23
Securities purchased under resale agreements	283	—	—	283	20	—	—	20
Government and agency securities	2,478	938	—	3,416	64	280	—	344
Corporate and convertible bonds	—	247	2	249	—	123	—	123
Asset backed securities	—	115	25	140	—	6	2	8
Mortgage backed securities	—	408	14	422	—	8	1	9

Total Debt Securities	2,761	1,933	41	4,735	84	440	3	527

Equity securities
Stocks	1,482	—	—	1,482	188	—	—	188
Mutual funds	249	—	—	249	38	—	—	38
Real estate investment trusts (REITS)	250	—	—	250	3	—	—	3

Total Equity Securities	1,981	—	—	1,981	229	—	—	229

Commingled funds	—	726	—	726	—	181	—	181
Private equity	—	—	2,504	2,504	—	—	388	388
Real estate (including infrastructure and timber)	—	309	733	1,042	—	11	101	112
Hedge funds	—	1,150	322	1,472	—	92	34	126
Derivative assets/liabilities	17	(24)	—	(7)	*	(6)	—	(6)
Other assets/liabilities[a], net	—	—	—	(81)	—	—	—	2

Total Assets	$4,759	$4,094	$3,600	$12,372	$313	$718	$526	$1,559

a.	Includes receivables and payables carried at amounts that approximate fair value.
*	Indicates amount less than $0.5 million

In millions of U.S. dollars

	June 30, 2010
	SRP				RSBP
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Debt Securities
Time deposits	$—	$172	$—	$172	$—	$18	$—	$18
Securities purchased under resale agreements	227	—	—	227	34	—	—	34
Government and agency securities	2,725	209	—	2,934	120	183	—	303
Corporate and convertible bonds	—	458	4	462	—	100	*	100
Asset backed securities	—	119	50	169	—	6	2	8
Mortgage backed securities	—	682	23	705	—	17	1	18

Total Debt Securities	2,952	1,640	77	4,669	154	324	3	481

Equity securities
Stocks	1,146	—	—	1,146	149	—	—	149
Mutual funds	49	—	—	49	6	—	—	6
Real estate investment trusts (REITS)	175	—	—	175	1	—	—	1

Total Equity Securities	1,370	—	—	1,370	156	—	—	156

Commingled funds	—	554	—	554	—	139	—	139
Private equity	—	—	2,177	2,177	—	—	340	340
Real estate (including infrastructure and timber)	—	—	729	729	—	—	74	74
Hedge funds	—	1,144	416	1,560	—	94	44	138
Derivative assets/liabilities	4	(4)	—	*	*	7	—	7
Short sales	—	(9)	—	(9)	—	—	—	—
Other assets/liabilities[a], net	—	—	—	(100)	—	—	—	(9)

Total Assets	$4,326	$3,325	$3,399	$10,950	$310	$564	$461	$1,326

a.	Includes receivables and payables carried at amounts that approximate fair value.
*	Indicates amount less than $0.5 million

The following tables present a reconciliation of Level 3 assets held during the year ended June 30, 2011 and 2010. Investments in certain real estate funds that were identified as redeemable within 90 days of the period end were transferred out of Level 3 into Level 2.

In millions of US dollars

	June 30, 2011 SRP
	Corporate and Convertible Debt	Asset- backed Securities	Mortgage- backed Securities	Private Equity	Real Estate	Hedge Funds	Total
Beginning of the fiscal year	$4	$50	$23	$2,177	$729	$416	$3,399
Actual return on plan assets:
Relating to assets still held at the reporting date	*	5	1	53	146	41	246
Relating to assets sold during the period	—	(3)	(1)	240	17	25	278
Purchases, issuance and settlements, net	*	3	(2)	34	153	(166)	22
Transfers (out) in	(2)	(30)	(7)	—	(312)	6	(345)

Balance at end of fiscal year	$2	$25	$14	$2,504	$733	$322	$3,600

*	Indicates amount less than $0.5 million

In millions of US dollars

	June 30, 2011 RSBP
	Corporate and Convertible Debt			Asset- backed Securities	Mortgage- backed Securities		Private Equity	Real Estate	Hedge Funds	Total
Beginning of the fiscal year	$	*		$2	$1		$340	$74	$44	$461
Actual return on plan assets:
Relating to assets still held at the reporting date		*		1	*		16	12	3	32
Relating to assets sold during the period		(*	)	*	(*	)	32	3	4	39
Purchases, issuance and settlements, net		(*	)	1	*		*	22	(17)	6
Transfers (out) in		—		(2)	—		—	(10)	*	(12)

Balance at end of fiscal year		$—		$2	$1		$388	$101	$34	$526

*	Indicates amount less than $0.5 million

In millions of US dollars

	June 30, 2010 SRP
	Corporate and Convertible Debt	Asset- backed Securities	Mortgage- backed Securities	Private Equity	Real Estate	Hedge Funds	Total
Beginning of the fiscal year	$5	$32	$167	$1,715	$605	$1,704	$4,228
Actual return on plan assets:
Relating to assets still held at the reporting date	1	6	19	268	(17)	315	592
Relating to assets sold during the period	*	4	1	124	12	44	185
Purchases, issuance and settlements, net	(1)	12	(16)	70	129	(604)	(410)
Transfers (out) in	(1)	(4)	(148)	—	—	(1,043)	(1,196)

Balance at end of fiscal year	$4	$50	$23	$2,177	$729	$416	$3,399

*	Indicates amount less than $0.5 million

In millions of US dollars

	June 30, 2010 RSBP
	Corporate and Convertible Debt		Asset- backed Securities		Mortgage- backed Securities	Private Equity	Real Estate	Hedge Funds	Total
Beginning of the fiscal year	$	*	$4		$9	$269	$61	$159	$502
Actual return on plan assets:
Relating to assets still held at the reporting date		—	(*	)	1	42	(4)	11	50
Relating to assets sold during the period		—	1		—	15	1	4	21
Purchases, issuance and settlements, net		—	(3)		(1)	14	16	(56)	(30)
Transfers (out) in		*	*		(8)	—	—	(74)	(82)

Balance at end of fiscal year	$	*	$2		$1	$340	$74	$44	$461

*	Indicates amount less than $0.5 million

Valuation methods and assumptions

The following are general descriptions of asset categories, as well as the valuation methodologies and inputs used to determine the fair value of each major category of Plan assets. It is important to note that the investment amounts in the asset categories shown in the table above may be different from the asset category allocation shown in the Investment Strategy section of the note. Asset classes in the table above are grouped by the characteristics of the investments held. The asset class break-down in the Investment Strategy section is based on management’s view of the economic exposures after considering the impact of derivatives and certain trading strategies.

Debt securities

Debt securities include time deposits, U.S. treasuries and agencies, debt obligations of foreign governments and debt obligations in corporations of domestic and foreign issuers. Fixed income also includes investments in asset backed securities such as collateralized mortgage obligations and mortgage backed securities. These securities are valued by independent pricing vendors at quoted market prices for the same or similar securities, where available. If quoted market prices are not available, fair values are based on discounted cash flow models using market-based parameters such as yield curves, interest rates, volatilities, foreign exchange rates and credit curves. Some debt securities are valued using techniques which require significant unobservable inputs. The selection of these inputs may involve some judgment. Plan management believes its estimates of fair value are reasonable given its processes for obtaining securities prices from multiple independent third-party vendors, ensuring that valuation models are reviewed and validated, and applying its approach consistently from period to period. Unless quoted prices are available, money market instruments and securities purchased under resale agreements are reported at face value which approximates fair value.

Equity securities

Equity securities (including REITS) are invested in companies in various industries and countries. Investments in public equity listed on securities exchanges are valued at the last reported sale price on the last business day of the fiscal year.

Commingled funds

Commingled funds are typically common or collective trusts reported at net asset value (NAV) as provided by the investment manager or sponsor of the fund based on valuation of underlying investments, and reviewed by management.

Private equity

Private equity includes investments primarily in leveraged buyouts, distressed investments and venture capital funds across North America, Europe and Asia in a variety of sectors. A large number of these funds are in the investment phase of their life cycle. Private Equity investments do not have a readily determinable fair market value and are reported at NAV provided by the fund managers, and reviewed by management, taking into consideration the latest audited financial statements of the funds. The underlying investments are valued using inputs such as cost, operating results, discounted future cash flows and trading multiples of comparable public securities.

Real estate

Real estate includes several funds which invest in core real estate as well as non-core type of real estate investments such as debt, value add, and opportunistic equity investments. Real estate investments do not have a readily determinable fair market value and are reported at NAV provided by the fund managers, and reviewed by management, taking into consideration the latest audited financial statements of the funds. The valuations of underlying investments are based on income and/or cost approaches or comparable sales approach, and taking into account discount and capitalization rates, financial conditions, local market conditions among others.

Hedge fund investments

Hedge fund investments include those seeking to maximize absolute returns using a broad range of strategies to enhance returns and provide additional diversification. Hedge Funds include investments in equity, event driven, fixed income, multi strategy and macro relative value strategies. These investments do not have a readily determinable fair market value and are reported at NAVs provided by external managers or fund administrators (based on the valuations of underlying investments) on a monthly basis, and reviewed by management, taking into consideration the latest audited financial statements of the funds.

Investments in hedge funds and commingled funds can typically be redeemed at NAV within the near term while investments in private equity and most real estate are inherently long term and illiquid in nature with a quarter lag in reporting by the fund managers. For the June 30, 2011 reporting of those asset classes with a reporting lag, management estimates are based on the latest available information taking into account underlying market fundamentals and significant events through the balance sheet date.

Investment in derivatives

Investment in derivatives such as equity or bond futures, TBA securities, swaps, options and currency forwards are used to achieve a variety of objectives that include hedging interest rates and currency risks, gaining desired market exposure of a security, an index or currency exposure and rebalancing the portfolio. Over-the-counter derivatives are reported using valuations based on discounted cash flow methods incorporating market observable inputs.

Estimated Future Benefits Payments

The following table shows the benefit payments expected to be paid in each of the next five years and subsequent five years. The expected benefit payments are based on the same assumptions used to measure the benefit obligation at June 30, 2011:

In millions of U.S. dollars

	SRP	RSBP		PEBP
		Before Medicare Part D Subsidy	Medicare Part D Subsidy
July 1, 2011 - June 30, 2012	$597	$52	$1	$35
July 1, 2012 - June 30, 2013	630	57	1	37
July 1, 2013 - June 30, 2014	666	63	2	39
July 1, 2014 - June 30, 2015	703	69	2	41
July 1, 2015 - June 30, 2016	738	75	2	44
July 1, 2016 - June 30, 2021	4,166	475	12	253

Expected Contributions

IBRD’s contribution to the SRP and RSBP varies from year to year, as determined by the Pension Finance Committee, which bases its judgment on the results of annual actuarial valuations of the assets and liabilities of the SRP and RSBP. The best estimate of the amount of contributions expected to be paid to the SRP and RSBP by IBRD and IDA during the fiscal year beginning July 1, 2011 is $184 million and $76 million, respectively.

NOTE K—COMPREHENSIVE INCOME

Comprehensive income consists of net income and other gains and losses affecting equity that, under U.S. GAAP, are excluded from net income. Comprehensive income (loss) comprises the cumulative effects of a change in accounting principle related to the implementation of FASB’s derivatives and hedging guidance, currency translation adjustments, pension-related items, and net income. These items are presented in the Statement of Comprehensive Income.

The following tables present the changes in Accumulated Other Comprehensive Loss for the fiscal years ended June 30, 2011, June 30, 2010, and June 30, 2009:

In millions of U.S. dollars

	2011
	Cumulative Translation Adjustment	Cumulative Effect of Change in Accounting Principle[a]	Reclassification[a]	Unrecognized Net Actuarial (Losses) Gains on Benefit Plans	Unrecognized Prior Service (Costs) Credits on Benefit Plans	Total Accumulated Other Comprehensive Loss
Balance, beginning of the fiscal year	$223	$500	$(510)	$(3,219)	$(37)	$(3,043)
Changes from period activity	793	—	(11)	834	8	1,624

Balance, end of the fiscal year	$1,016	$500	$(521)	$(2,385)	$(29)	$(1,419)

a.	The Cumulative effect of change in accounting principle and subsequent reclassification to net income relates to the adoption of FASB’s guidance on derivatives and hedging on July 1, 2000.

In millions of U.S. dollars

	2010
	Cumulative Translation Adjustment	Cumulative Effect of Change in Accounting Principle[a]	Reclassification[a]	Unrecognized Net Actuarial Losses on Benefit Plans	Unrecognized Prior Service (Costs) Credits on Benefit Plans	Total Accumulated Other Comprehensive Loss
Balance, beginning of the fiscal year	$860	$500	$(505)	$(2,495)	$(43)	$(1,683)
Changes from period activity	(637)	—	(5)	(724)	6	(1,360)

Balance, end of the fiscal year	$223	$500	$(510)	$(3,219)	$(37)	$(3,043)

a.	The Cumulative effect of change in accounting principle and subsequent reclassification to net income relates to the adoption of FASB’s guidance on derivatives and hedging on July 1, 2000.

In millions of U.S. dollars

	2009
	Cumulative Translation Adjustment	Cumulative Effect of Change in Accounting Principle[a]	Reclassification[a]	Unrecognized Net Actuarial Losses on Benefit Plans	Unrecognized Prior Service Costs on Benefit Plans	Total Accumulated Other Comprehensive Income (Loss)
Balance, beginning of the fiscal year	$1,226	$500	$(516)	$(914)	$(43)	$253
Changes from period activity	(366)	—	11	(1,581)	( *)	(1,936)

Balance, end of the fiscal year	$860	$500	$(505)	$(2,495)	$(43)	$(1,683)

a.	The Cumulative effect of change in accounting principle and subsequent reclassification to net income relates to the adoption of FASB’s guidance on derivatives and hedging on July 1, 2000.
*	Indicates amount less than $0.5 million

NOTE L—OTHER FAIR VALUE DISCLOSURES

The table below presents IBRD’s estimates of fair value of its financial assets and liabilities along with their respective carrying amounts as of June 30, 2011 and June 30, 2010.

In millions of U.S. dollars

	2011			2010
	Carrying Value	Fair Value		Carrying Value	Fair Value
Due from Banks	$2,462	$2,462		$1,803	$1,803
Investments	32,645	32,645		36,249	36,249
Net Loans Outstanding	130,470	129,447		118,104	117,936
Derivative Assets
Investments	12,423	12,423		13,446	13,446
Client operations	31,978	31,978		17,633	17,633
Borrowings	97,199	97,199		87,457	87,457
Other Asset/Liability	3,111	3,111		3,287	3,287
Borrowings	135,242	135,223	[a]	128,577	128,563	[a]
Derivative Liabilities
Investments	13,275	13,275		13,557	13,557
Client operations	31,964	31,964		17,623	17,623
Borrowings	84,458	84,458		78,655	78,655
Other Asset/Liability	732	732		780	780

a.	Includes $19 million relating to transition adjustment on adoption of a new accounting standard on derivatives and hedging on July 1, 2000 ($14 million—June 30, 2010).

Valuation Methods and Assumptions

For valuation methods and assumptions of the following items see:

Investments—Notes A and C

Loans—Notes A and D

Borrowings—Notes A and E

Derivative assets and liabilities—Notes A, C, E and F

Due from Banks

The carrying amount of unrestricted and restricted currencies is considered a reasonable estimate of the fair value of these positions.

Fair Value Adjustment on Non-Trading Portfolios, Net

The following table reflects the components of the fair value adjustment on non-trading portfolios, net for the fiscal years ended June 30, 2011, June 30, 2010, and June 30, 2009.

In millions of U.S. dollars

	2011	2010	2009
Fair value adjustments—gains (losses):
Borrowings—Note E	$1,505	$(3,024)	$(1,068)
Derivatives—Note F
Borrowing derivatives	(842)	868	2,671
Other assets/liabilities derivatives	(248)	1,097	1,687
Client operations derivatives	1	6	4
Loan—Note D	4	15	(14)

Total	$420	$(1,038)	$3,280

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Information Statement

International Bank for Reconstruction

and Development

No person is authorized to give any information or to make any representation not contained in this Information Statement, any supplemental information statement or any prospectus; and any information or representation not contained herein must not be relied upon as having been authorized by IBRD or by any dealer, underwriter or agent of IBRD. Neither this Information Statement nor any supplemental information statement or prospectus constitutes an offer to sell or solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such an offer or solicitation in such jurisdiction.

The Information Statement contains forward looking statements which may be identified by such terms as “anticipates”, “believes”, “expects”, “intends” or words of similar meaning. Such statements involve a number of assumptions and estimates that are based on current expectations, which are subject to risks and uncertainties beyond IBRD’s control. Consequently, actual future results could differ materially from those currently anticipated.